

ESSENT®
GROUP

2022 ANNUAL REPORT

TO OUR SHAREHOLDERS:



I am pleased to report that Essent delivered strong financial results in 2022. Favorable credit performance along with increased investment income and persistency on our insured portfolio due to higher interest rates drove our economic engine to deliver high quality earnings.

In 2022, we earned $831 million or $7.72 per diluted share, compared to net income of $682 million or $6.11 per diluted share in 2021, while generating a 19% return on average equity. Our financial results for 2022 include a loss provision benefit of $175 million as a result of favorable development together with a 40% increase in net investment income to $124 million in 2022 as a result of higher interest rates.

Heading into 2023, we remain confident in our buy, manage and distribute operating model, despite some economic uncertainty in the U.S. As for the economy, the consumer demonstrated resilience in 2022 and unemployment has remained relatively stable. With regards to housing, we remain constructive over the longer term as we continue to believe that low inventory and demographic driven demand should support home prices.

CREDIT PERFORMANCE

Our favorable development in 2022 was primarily driven by revisions to our estimate of ultimate loss for defaults reported in the second and third quarters of 2020, which resulted in a benefit recorded to the provision for losses of $164 million. Actual claim levels were lower than initially projected, thereby reducing the need for the related reserves. At year-end 2022, our default rate was 1.7% while the credit profile of our $227 billion insured portfolio was strong, maintaining a weighted average FICO of 746 and original LTV of 92%.

Our franchise is levered to the economy and housing, so we continue to manage the business considering a range of scenarios given the uncertain economic environment. We continue to utilize programmatic reinsurance to mitigate cycle volatility while also deploying EssentEDGE®, our risk-based pricing engine, in evaluating and pricing long-tail mortgage credit risk.

RISK-BASED PRICING ENGINE IS AN EFFECTIVE RISK MANAGEMENT TOOL

EssentEDGE applies machine learning techniques to analyze consumer and mortgage data to price credit risk granularly. It is an effective risk management tool to support credit selection and enables us to optimize risk-adjusted returns while adeptly responding to perceived changes in credit dynamics. This pricing flexibility allowed us to increase premium rates in 2022 in anticipation of credit normalization. In the meantime, we incorporated our forward-looking home price model to manage our exposures in markets where we anticipate housing or economic weaknesses. We believe EssentEDGE is mutually beneficial — delivering our best price to borrowers while optimizing our unit economics.

BUY-MANAGE-DISTRIBUTE IS THE KEY TO A SUSTAINABLE MI FRANCHISE

In 2018, we began placing programmatic reinsurance to hedge risk and mitigate volatility, transforming our operating model from "Buy and Hold" to "Buy, Manage and Distribute," and enabling Essent to become a sustainable franchise through the credit cycle. We are pleased with the cost-efficient reinsurance protection we have acquired from capital markets and traditional reinsurers over the last five years. Today, our balance sheet is strong with $4.5 billion of equity capital, $425 million of debt and approximately $2.5 billion of "contingent capital" in the form of Insurance-Linked Notes (ILN) and excess-of-loss (XOL) reinsurance protection, plus additional coverage from Quota-Share (QS) reinsurance.

Although the cost of reinsurance has increased given capital markets volatility and a hardening reinsurance market, we are encouraged by continued interest of ILN investors and reinsurers in taking mortgage credit risk, which bodes well for the sustainability of reinsurance executions in the long term.

HIGHER RATES CAN BE A TAILWIND FOR MORTGAGE INSURANCE

Mortgage rates spiked from 3.0% to 7.0% in 2022 due primarily to the Federal Reserve's response to higher inflation. In this environment, the housing industry experienced slowing home sales, reduced refinance activity and a significant decline in mortgage origination volume. Essent wrote $63 billion of new insurance written (NIW) in 2022, a 25% decline from the $84 billion of NIW in 2021. However, we grew our insurance in force by 10% to $227 billion in 2022 due to persistency increasing to 82% at the end of 2022, up from 65% a year earlier. At the end of 2022, our portfolio had a weighted average note rate of 3.8%, which results in reduced refinance incentives given the higher mortgage rates in the marketplace.

Higher rates are also a tailwind for our ~$5 billion investment portfolio. We ended the year with an annualized investment yield of 3.0% while putting new money to work at a yield of approximately 5.0%. Every 1 point increase in the investment yield translates to roughly a 1 point increase in return on equity (ROE).

A MEASURED APPROACH TO CAPITAL MANAGEMENT

We take a measured approach to capital management to ensure that we always operate from a position of strength, balancing the needs to maintain a strong balance sheet, grow our core business, invest in our franchise, and return capital to shareholders. Given the embedded leverage in our insurance portfolio and our reinsurance coverage, we continue to be mindful of our financial leverage, with the lowest debt-to-capital in the industry at 9% at the end of 2022. At the same time, our holding company liquidity remained strong with over $1 billion of total liquidity, including $685 million of net cash and investments plus $400 million of undrawn revolving capacity. We are a firm believer that "capital begets opportunity."

We have invested in the growth of our franchise through our multiple economic engines. Along with the growth of our mortgage insurance (MI) portfolio, during 2022, Essent Re, our Bermuda-based reinsurance company, had another strong year of performance. In addition to reinsuring our U.S. MI business through a 35% affiliate QS agreement, Essent Re participates in risk-share transactions with Fannie Mae and Freddie Mac (collectively, the "GSEs") and provides fee-based managing general agent (MGA) services to reinsurer clients. Essent Re's third-party business has generated income over $275 million ever-to-date. Our EssentVentures unit has invested across venture capital, private equity, structured credit funds and direct investments, with a goal to generate both financial and informational returns. As of December 31, 2022, we have invested $237 million with approximately $85 million of value created, of which $64 million has been returned as realized proceeds.

The strength of our operating model and our approach to capital management provide us with confidence in the stability of Essent's cash flow and our ability to return earnings to our shareholders in the form of dividends and share repurchases. Since we initiated a quarterly dividend of $0.15 per share in September 2019, we have steadily increased it to $0.25 per share in March 2023. Moving forward, we plan to review our common dividend annually. In 2022, we repurchased 2.1 million ESNT shares for $92.2 million, completing our inaugural $250 million share repurchase authorization announced in May 2021. In May 2022, our Board authorized a second $250 million share repurchase authorization. We will continue to evaluate share repurchases as we gain further clarity with the economic environment as 2023 unfolds.

BEING A RESPONSIBLE CORPORATE CITIZEN

The strength of our balance sheet and operating model allows Essent to fulfill our mission to support affordable and sustainable homeownership. We are here, in times of good and bad, to help borrowers achieve home ownership by providing liquidity through MI and to protect taxpayers by paying MI claims timely. We continue to believe that Essent and our industry can play a greater role in leveraging private capital to support a strong and robust housing finance system while mitigating taxpayer risk.

In 2022, we published the third edition of our annual Sustainability Report and continued to explore ways to enhance our overall environmental, social, and governance (ESG) initiatives. Embedded within the core of our MI business is a more inclusive future, and our dedication to responsible corporate stewardship is critical to our long-term success — doing the right thing is and will always be at the forefront of our mission.

BUILDING OUR BUSINESS FOR THE LONG-TERM

Looking ahead, we are excited about continuing the build out of our economic engines for the long term. We do not have a crystal ball for what is ahead, but we are prepared for a range of economic scenarios to ensure we will remain a trusted partner for our stakeholders through the cycle.

Through the efforts at EssentVentures, we identified the title transaction we announced in February 2023. This opens a new chapter for Essent, with title insurance being a natural complement to our MI business with relatively stable underwriting performance and efficient capital requirements. The pending acquisition grants us access to a new line of business and will add a team of seasoned title professionals to Essent. It also provides us a platform to leverage our capital position, lender network and operational expertise in a well-established, adjacent sector. Title insurance has the potential to be a complementary economic engine to fuel Essent's long-term growth and diversification.

We are the steward of your capital and we do not take our task lightly. Our management team and Board of Directors remain committed to prudently and profitably writing high-quality business, growing the Essent franchise and generating strong returns. We believe that the success of our business is best measured by the growth in book value per share — since going public in 2013, we have achieved a compound annual growth rate of 19.5% for this metric.

Thank you for your confidence in us and for investing in Essent.

Mark A. Casale
Chairman and Chief Executive Officer
March 2023



CAPITAL AND EQUITY
($ Millions)

Combined Risk to Capital Ratio: Q1 21 10.6:1, Q2 21 10.6:1, Q3 21 10.5:1, Q4 21 10.4:1, Q1 22 9.9:1, Q2 22 10.2:1, Q3 22 10.1:1, Q4 22 10.2:1

Consolidated GAAP Equity: Q1 21 $3,920.9, Q2 21 $4,084.8, Q3 21 $4,168.0, Q4 21 $4,236.1, Q1 22 $4,215.1, Q2 22 $4,272.0, Q3 22 $4,294.2, Q4 22 $4,462.3

Combined Statutory Capital: Q1 21 $2,778.1, Q2 21 $2,809.1, Q3 21 $2,916.8, Q4 21 $2,950.1, Q1 22 $3,058.9, Q2 22 $3,062.4, Q3 22 $3,128.7, Q4 22 $3,178.2

■ Consolidated GAAP Equity   ■ Combined Statutory Capital(1)   — Combined Risk to Capital Ratio(1)

(1) Represents combined metrics for the U.S. insurance subsidiaries Essent Guaranty, Inc. and Essent Guaranty of PA, Inc.



INSURANCE IN FORCE AND NEW INSURANCE WRITTEN
($ Billions)

Insurance In Force: Q1 21 $197.1, Q2 21 $203.6, Q3 21 $208.2, Q4 21 $207.2, Q1 22 $206.8, Q2 22 $215.9, Q3 22 $222.5, Q4 22 $227.1

New Insurance Written: Q1 21 $19.3, Q2 21 $25.0, Q3 21 $23.6, Q4 21 $16.4, Q1 22 $12.8, Q2 22 $20.1, Q3 22 $17.1, Q4 22 $13.0

■ New Insurance Written   ■ Insurance In Force



NET PREMIUMS EARNED AND NET INCOME
($ Millions)

Return On Average Equity (Annualized): Q1 21 13.9%, Q2 21 16.0%, Q3 21 19.9%, Q4 21 17.2%, Q1 22 26.0%, Q2 22 21.8%, Q3 22 16.6%, Q4 22 13.5%

Net Premiums Earned: Q1 21 $219.1, Q2 21 $217.4, Q3 21 $218.7, Q4 21 $217.3, Q1 22 $215.3, Q2 22 $212.0, Q3 22 $207.9, Q4 22 $207.3

Net Income: Q1 21 $135.6, Q2 21 $159.8, Q3 21 $205.4, Q4 21 $181.0, Q1 22 $274.2, Q2 22 $231.8, Q3 22 $178.1, Q4 22 $147.4

■ Net Premiums Earned   ■ Net Income   — Return On Average Equity (Annualized)

ADDITIONAL FINANCIAL HIGHLIGHTS FOR FULL YEAR 2022

- Net premiums earned were $842.5 million, compared to $872.5 million for 2021.

- An expense ratio of 20.4%, compared to 19.1% for 2021.

- Percentage of loans in default were 1.66%, compared to 2.16% at the end of 2021.

- A combined ratio of -0.4%, compared to 22.7% for 2021.

ESSENT GROUP

STRENGTH IN NUMBERS.

STRONG BALANCE SHEET

EXCEPT WHERE NOTED, DATA AND RATINGS ARE AS OF DECEMBER 31, 2022

FINANCIAL STRENGTH[1]

Essent Guaranty, Inc.
MOODY'S:
A3

Essent Guaranty, Inc. & Essent Reinsurance Ltd.
AM BEST:
A (Excellent)
S&P:
BBB+

↑19.5%
BVPS Compound Annual Growth Rate Since Going Public in 2013

Combined U.S. Risk-to-Capital[2]
10.2:1

HIGH QUALITY INSURANCE PORTFOLIO

$227.1 BILLION



86.5%
8.3%
5.2%
BY FICO
<680
680-699
700+



13.8%
47.5%
38.7%
BY LTV
≤90.00%
90.01%-95.00%
≥95.01%

ROBUST REINSURANCE PROTECTION

Access to Excess of Loss Reinsurance of
$2.5 BILLION

Reinsurance Protection on
98% OF INSURED PORTFOLIO

INVESTMENTS AVAILABLE FOR SALE

98% — Investment Grade Securities

61% — Credit Rating of Aaa to Aa3[3]

32% — U.S. Government & Agency Securities or Money Market Funds

$685 MILLION — Cash & Investments at Hold Cos.

STRONG CAPITAL & LIQUIDITY

$4.5 BILLION
Of GAAP Equity

$5.1 BILLION
Consolidated Cash & Investments

$1.4 BILLION
Excess U.S. PMIERs Capital

$1.1 BILLION
Liquidity at Holding Companies & Undrawn Credit Facility Capacity

$589 MILLION
Of Total Net Operating Cash Flow in the Last Twelve Months

9% DEBT-TO-CAPITAL RATIO

[1] For more information, visit "Ratings Definitions" in the Ratings section at moodys.com, the "Rating Methodologies" section at ambest.com and "Understanding Credit Ratings" at spratings.com.

[2] The combined U.S. risk-to-capital ratio equals the net risk in force of Essent Guaranty, Inc. and Essent Guaranty of PA, Inc. divided by the combined statutory capital of these U.S. insurance companies.

[3] Based on ratings issued by Moody's, if available. S&P or Fitch rating utilized if Moody's not available.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 001-36157

ESSENT GROUP LTD.
(Exact name of registrant as specified in its charter)

Bermuda	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Clarendon House
2 Church Street
Hamilton HM11, Bermuda
(Address of principal executive offices and zip code)
(441) 297-9901
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.015 par value	ESNT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232-405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.) Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of common shares held by non-affiliates of the registrant was approximately $4,077,458,128 (based upon the last reported sales price on The New York Stock Exchange on such date).

The number of the registrant's common shares outstanding as of February 14, 2023 was 108,095,924.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2023 Annual General Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, or Annual Report, includes forward-looking statements pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or present facts or conditions, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the introduction of new products and services, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this Annual Report reflect our views as of the date of this Annual Report about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in Part I, Item 1A "Risk Factors" and in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. All of the forward-looking statements we have included in this Annual Report are based on information available to us on the date of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

RISK FACTOR SUMMARY

Investing in our securities involves a high degree of risk and uncertainties. Below is a summary of the material risk factors associated with an investment in our securities. You should read this summary together with the more detailed description of each risk factor that immediately follows this summary. However, the risk factors described herein are not all of the risks we may face. Other risks not presently known to us or that we currently believe are immaterial may materially affect our business if they occur. Moreover, new risks emerge from time to time. Further, our business may also be affected by additional factors that apply to all companies operating in the U.S. and globally, which have not been included. In addition to this summary and the more detailed description of the risk factors, you should carefully consider other sections of this annual report on Form 10-K, which may include additional factors that could adversely affect our business, prior to investing in our securities.

Risks Related to the Operation of Our Business

- *Competition*. Intense competition among private mortgage insurers could result in competitors reducing pricing, loosening their underwriting guidelines or relaxing their risk management practices, which could, in turn, improve their competitive position in the industry and negatively impact our level of NIW.

- *Importance of Significant Customers*. Maintaining our business relationships and business volumes with our largest lending customers remains critical to the success of our business.

- *COVID-19 Pandemic*. The extent to which the COVID-19 pandemic continues to impact our business, results of operations, financial condition and liquidity will depend on numerous evolving factors and future developments that we are not able to predict.

- *Alternatives to Private Mortgage Insurance*. The use of alternatives to private mortgage insurance, including government-supported mortgage insurance programs as well as home purchase or refinancing alternatives that do not use any form of mortgage insurance, could reduce or eliminate the demand for our product.

- *Reduction in Volume of Low Down Payment Mortgage Originations*. Changes in interest rates, alternatives to private mortgage insurance, and changes in tax laws relating to the deductibility of mortgage interest, among other factors, could negatively impact the origination volume of low down payment mortgages requiring private mortgage insurance.

- *Claims and Loss Reserve Estimates*. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial conditions. We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. Because our reserving method does not account for the impact of future losses that could occur from loans that are not yet delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is generally not reflected in our financial statements.

- *Deteriorating Economic Conditions*. A deterioration in macroeconomic conditions generally increases the likelihood that borrowers will lack sufficient income to pay their mortgages and otherwise likely negatively affects the value of homes, increasing the risk to us of a claim from a mortgage default.

- *Inadequate Premium Levels*. Our mortgage insurance premium rates may not be adequate to cover future losses.

- *Investment Portfolio*. Changing market conditions could materially impact the future valuation of securities in our investment portfolio.

- *Financial Strength Ratings*. A downgrade in our financial strength ratings could adversely affect us in many ways, including requiring us to reduce our premiums in order to remain competitive, impacting our ability to obtain reinsurance, and limiting our access to the capital markets.

- *IT and Cybersecurity*. If our information technology systems were to fail or become outmoded, we may experience a significant disruption in our operations. Breaches in our information technology security could result in the loss or misuse of this information, which could, in turn, result in potential regulatory actions or litigation,

- *Reinsurance*. Due to market conditions or otherwise, reinsurance may not be available to us in amounts that we consider to be sufficient or at rates that we consider to be acceptable.

Risks Related to Regulation and Litigation

- *GSE Reform*. Legislative or regulatory actions or decisions to change the role of the GSEs in the U.S. housing market generally, or changes to the charters of the GSEs with regard to the use of credit enhancements generally and private mortgage insurance specifically, could reduce our revenues or adversely affect our profitability and returns.

- *GSE Eligibility*. Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, changes in the GSEs' eligibility requirements for mortgage insurers, or changes in the terms on which mortgage insurance coverage may be cancelled, could reduce our revenues or adversely affect our profitability and returns.

- *QM and QRM Rules*. Changes in the definitions of "Qualified Mortgage" or "Qualified Residential Mortgage" could reduce the size of the mortgage origination market or create incentives to use government mortgage insurance programs over, or other alternatives to, private mortgage insurance.

- *Basel Rules*. Implementation of the Basel rules may discourage the use of private mortgage insurance.

- *Regulation*. Our insurance and reinsurance subsidiaries are subject to broad government regulation in each of the jurisdictions in which they are licensed or authorized to do business, including regarding trade and claim practices, accounting methods, premium rates, marketing practices, advertising, policy forms, and capital adequacy.

- *Litigation*. The mortgage insurance industry faces litigation risk in the ordinary course of operations, including the risk of class action lawsuits and administrative enforcement by Federal and state agencies.

Risks Related to Taxes and Our Corporate Structure

- *Foreign Operations*. We and our non-U.S. subsidiaries may become subject to U.S. Federal income and branch profits taxation.

- *Tax-Related Matters*. Holders of 10% or more of our common shares may be subject to U.S. income taxation under the "controlled foreign corporation" rules. U.S. Persons who hold our shares may be subject to U.S. income taxation at ordinary income rates on their proportionate share of our "related party insurance income". U.S. Persons who dispose of our shares may be subject to U.S. Federal income taxation at the rates applicable to dividends on a portion of such disposition. U.S. Persons who hold our shares will be subject to adverse tax consequences if we are considered to be a "passive foreign investment company" ("PFIC"). U.S. tax-exempt organizations who own our shares may recognize unrelated business taxable income. Proposed U.S. tax legislation could have an adverse impact on us or holders of our common shares.

- *Bermuda Holding Company*. As a Bermuda exempted company, the rights of holders of our common shares are governed by our memorandum of association and bye-laws and Bermuda law, which may differ from the rights of shareholders of companies incorporated in other jurisdictions. We have the option, but not the obligation, under our bye-laws and subject to Bermuda law to require a shareholder to sell to us at fair market value the minimum number of common shares which is necessary to avoid or cure any adverse tax consequences or materially adverse legal or regulatory treatment to us as reasonably determined by our board. There are regulatory limitations on the ownership and transfer of our common shares imposed by the Bermuda Monetary Authority and the Pennsylvania Insurance Department. U.S. persons who own our shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

- *Dividend Restrictions*. Dividend income to Essent Group Ltd. or intermediate holding companies from its insurance subsidiaries may be restricted by applicable state and Bermuda insurance laws.

Unless the context otherwise indicates or requires, the terms "we," "our," "us," "Essent," and the "Company," as used in this Annual Report, refer to Essent Group Ltd. and its directly and indirectly owned subsidiaries, including our primary operating subsidiaries, Essent Guaranty, Inc. and Essent Reinsurance Ltd., as a combined entity, except where otherwise stated or where it is clear that the terms mean only Essent Group Ltd. exclusive of its subsidiaries.

PART I

ITEM 1. BUSINESS

Overview

We are an established private mortgage insurance company. Private mortgage insurance plays a critical role in the U.S. housing finance system. Essent and other private mortgage insurers provide credit protection to lenders and mortgage investors by covering a portion of the unpaid principal balance of a mortgage and certain related expenses in the event of a default. In doing so, we provide private capital to mitigate mortgage credit risk, allowing lenders to make additional mortgage financing available to prospective homeowners.

Private mortgage insurance helps extend affordable home ownership by facilitating the sale of low down payment loans into the secondary market. The GSEs, which are U.S. Federal government-sponsored enterprises, purchase residential mortgages from banks and other lenders and guaranty mortgage-backed securities that are offered to investors in the secondary mortgage market. The GSEs are restricted by their charters from purchasing or guaranteeing low down payment loans, defined as loans with less than a 20% down payment, that are not covered by certain credit protections. Private mortgage insurance satisfies the GSEs' credit protection requirements for low down payment loans, supporting a robust secondary mortgage market in the United States.

Our primary U.S. mortgage insurance subsidiary, Essent Guaranty, Inc., which we refer to as "Essent Guaranty," received its certificate of authority from the Pennsylvania Insurance Department in July 2009. We subsequently acquired our mortgage insurance platform from a former private mortgage insurance industry participant and, in 2010, became the first private mortgage insurer to be approved since 1995 by Fannie Mae and Freddie Mac, which we refer to collectively as the GSEs. We are licensed to write coverage in all 50 states and the District of Columbia.

For the years ended December 31, 2022, 2021 and 2020, we generated new insurance written, or NIW, of approximately $63.1 billion, $84.2 billion and $107.9 billion, respectively. As of December 31, 2022, we had approximately $227.1 billion of insurance in force. Our top ten customers represented approximately 39.9%, 41.6% and 35.8% of our NIW on a flow basis for the years ended December 31, 2022, 2021 and 2020, respectively. The financial strength ratings of Essent Guaranty are A3 with a stable outlook by Moody's Investors Service ("Moody's"), BBB+ with a stable outlook by S&P Global Ratings ("S&P") and A (Excellent) with a stable outlook by A.M. Best.

We also offer mortgage-related insurance and reinsurance through our wholly-owned Bermuda-based subsidiary, Essent Reinsurance Ltd., which we refer to as "Essent Re." As of December 31, 2022, Essent Re provided insurance or reinsurance relating to GSE risk share and other reinsurance transactions covering approximately $2.0 billion of risk. Essent Re also reinsures Essent Guaranty, Inc.'s NIW under a quota share reinsurance agreement. In April 2021, Essent Guaranty and Essent Re agreed to increase the quota share reinsurance coverage of Essent Guaranty's NIW provided by Essent Re from 25% to 35% effective January 1, 2021. The quota share reinsurance coverage provided by Essent Re for Essent Guaranty's NIW prior to January 1, 2021 remains at 25%, the quota share percentage in effect at the time NIW was first ceded. The insurer financial strength ratings of Essent Re are BBB+ with a stable outlook by S&P and A (Excellent) with a stable outlook by A.M. Best.

Our holding company is domiciled in Bermuda and our U.S. insurance business is headquartered in Radnor, Pennsylvania. We operate an additional underwriting and service center in Winston-Salem, North Carolina. We have a highly experienced, talented team of 346 employees as of December 31, 2022.

Under forbearance plans adopted by the GSEs and implemented by servicers in the wake of the COVID-19 pandemic, eligible homeowners were permitted to temporarily reduce or suspend their mortgage payments for up to 18 months if they were in an active COVID-19 related forbearance as of February 28, 2021. Because a mortgage loan in forbearance is deemed to be delinquent, we have provided loss reserves on these loans once the borrower has missed two consecutive payments. However, we believe providing borrowers time to recover from the adverse financial impact of the COVID-19 event may allow some families to be able to remain in their homes and avoid foreclosure. For borrowers who have the ability to begin to pay their mortgage at the end of the forbearance period, we expect that mortgage servicers will work with them to modify their loans at which time the mortgage will be removed from delinquency status.

The substantial majority of the loans that entered into such forbearance plans have exited forbearance as of December 31, 2022, largely pursuant to repayment plans or loan modifications that brought those loans into current status. As of December 31, 2022, 13,433 of our insured loans, representing approximately 1.66% of our aggregate policies in force, were in default status, down from 16,963 loans in default as of December 31, 2021 and 31,469 loans in default as of December 31, 2020.

For more information on how COVID-19 has, and may continue to, impact us, our employees and our results of operations, see "Risk Factors—Risks Related to the COVID-19 Pandemic", and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—COVID-19".

Our Industry

U.S. Mortgage Market

The U.S. residential mortgage market is one of the largest in the world, with over $13.2 trillion of debt outstanding as of September 30, 2022, and includes a range of private and government-sponsored participants. Private industry participants include mortgage banks, mortgage brokers, commercial, regional and investment banks, savings institutions, credit unions, REITs, mortgage insurers and other financial institutions. Public participants include government agencies such as the Federal Housing Administration, or FHA, the Veterans Administration, or VA, the U.S. Department of Agriculture Rural Development program and the Government National Mortgage Association, or Ginnie Mae, as well as government-sponsored enterprises such as Fannie Mae and Freddie Mac. The overall U.S. residential mortgage market encompasses both primary and secondary markets. The primary market consists of lenders originating home loans to borrowers, and includes loans made to support home purchases, which are referred to as purchase originations, and loans made to refinance existing mortgages, which are referred to as refinancing originations. The secondary market includes institutions buying and selling mortgages in the form of whole loans or securitized assets, such as mortgage-backed securities.

GSEs

The GSEs are the largest participants in the secondary mortgage market, buying residential mortgages from banks and other primary lenders as part of their government mandate to provide liquidity and stability in the U.S. housing finance system. According to the Federal Reserve, the GSEs held or guaranteed approximately $6.6 trillion, or 49.8%, of total U.S. residential mortgage debt outstanding as of September 30, 2022. Their charters generally prohibit the GSEs from purchasing a low down payment loan unless that loan is insured by a GSE-approved mortgage insurer, the mortgage seller retains at least a 10% participation in the loan or the seller agrees to repurchase or replace the loan in the event of a default. Historically, private mortgage insurance has been the preferred method utilized to meet this GSE charter requirement. As a result, the private mortgage insurance industry in the United States is driven in large part by the business practices and mortgage insurance requirements of the GSEs.

Mortgage Insurance

Mortgage insurance plays a critical role in the U.S. residential mortgage market by facilitating secondary market sales and by providing lenders and investors a means to diversify their exposures and mitigate mortgage credit risk. Mortgage insurance is provided by both private companies, such as Essent, and government agencies, such as the FHA and the VA. From 2003 through 2022, an average of 27.3% of total annual mortgage origination volume utilized mortgage insurance.

Mortgage insurance industry volumes are influenced by total mortgage originations, and the mix between purchase and refinancing originations. Historically, mortgage insurance utilization has been meaningfully higher in purchase originations compared to refinancing originations. In 2022, total U.S. residential mortgage origination volume was estimated at $2.25 trillion, comprised of $1.58 trillion of purchase originations and $0.67 trillion of refinancing originations. The mortgage market in 2022 was substantially and negatively impacted by rising mortgage interest rates precipitated in large part by actions of the Federal Reserve throughout the year intended to combat inflation.

The following graph provides detail on trends in total residential mortgage originations and the breakdown of the market between purchase and refinancing volume.

Residential Purchase vs. Refinancing Mortgage Originations ($ in billions)



Source: Mortgage Bankers Association

The charts below detail the relative share of the insured mortgage market covered by public and private participants, and historical NIW trends in the mortgage insurance market and private mortgage insurance penetration rates, which represents private mortgage insurance NIW to total U.S. residential mortgage origination volume. As depicted below, the severe economic and housing market dislocation experienced as a result of the 2007-2008 financial crisis had a profound impact on our industry. Incumbent insurers experienced record high claims activity and sustained significant financial losses, resulting in depleted capital positions. The private mortgage insurance industry, however, has more than doubled its share of the total insured market since 2009, leading to higher private mortgage insurance penetration of the total mortgage origination market. In 2022, private mortgage insurance increased to an estimated 48% of the total insured market and covered 18% of the total mortgage origination volume.

Relative Share of Private and Public Mortgage Insurance



Source: Inside Mortgage Finance

Private mortgage insurance NIW ($ in billions)



_____

Source: Inside Mortgage Finance, except for total originations for the purpose of calculating private mortgage insurance penetration, which is based on Mortgage Bankers Association. Starting in 2011, private mortgage insurance penetration includes private mortgage insurance NIW originated under the Home Affordable Refinancing Program, or "HARP."

Competition

The private mortgage insurance industry is highly competitive. Private mortgage insurers generally compete on the basis of pricing, customer relationships, underwriting guidelines, terms and conditions, financial strength, reputation, the strength of management and field organizations, the effective use of technology, and innovation in the delivery and servicing of insurance products. The private mortgage insurance industry currently consists of six active private mortgage insurers: Essent Guaranty, Arch Mortgage Insurance Company, Enact Holdings, Inc. (parent company of Genworth Mortgage Insurance Corporation), Mortgage Guaranty Insurance Corporation, National Mortgage Insurance Corporation and Radian Guaranty Inc.

We and other private mortgage insurers compete directly with Federal and state governmental and quasi-governmental agencies that provide mortgage insurance, principally, the FHA and, to a lesser degree, the VA. We and other private mortgage insurers also face limited competition from state-sponsored mortgage insurance funds in several states, including California and New York. From time to time, other state legislatures and agencies consider expanding the authority of their state governments to insure residential mortgages.

Our industry also competes with products designed to eliminate the need for private mortgage insurance, such as "piggyback loans," which combine a first lien loan with a second lien in order to meet the 80% loan-to-value threshold required for sale to the GSEs without certain credit protections. In addition, we compete with investors willing to hold credit risk on their own balance sheets without credit enhancement and, in some markets, with alternative forms of credit enhancement such as structured finance products and derivatives.

Our Products and Services

Mortgage Insurance

In general, there are two principal types of private mortgage insurance, primary and pool.

Primary Mortgage Insurance

Primary mortgage insurance provides protection on individual loans at specified coverage percentages. Primary mortgage insurance is typically offered to customers on individual loans at the time of origination on a flow (i.e., loan-by-loan) basis, but can also be written in bulk transactions (in which each loan in a portfolio of loans is insured in a single transaction). A substantial majority of our policies are primary mortgage insurance.

Customers that purchase our primary mortgage insurance select a specific coverage level for each insured loan. To be eligible for purchase by a GSE, a low down payment loan must comply with the coverage percentages established by that GSE. For loans not sold to the GSEs, the customer determines its desired coverage percentage. Generally, our risk across all policies written is approximately 26% of the underlying primary insurance in force, but may vary from policy to policy between 6% and 35% coverage.

We file our premium rates with the insurance departments of the 50 states and the District of Columbia as required. Premium rates cannot be changed after the issuance of coverage and premiums applicable to an individual loan are based on a broad spectrum of risk variables including coverage percentages, loan-to-value, or LTV, loan and property attributes, and borrower risk characteristics. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Net Premiums Written and Earned" and "—Key Performance Indicators—Average Net Premium Rate."

Premium payments for primary mortgage insurance coverage are typically made by the borrower. Mortgage insurance paid directly by the borrower is referred to as borrower-paid mortgage insurance, or "BPMI." If the borrower is not required to pay the premium, then the premium is paid by the lender, who may recover the premium through an increase in the note rate on the mortgage or higher origination fees. Loans for which premiums are paid by the lender are referred to as lender-paid mortgage insurance, or "LPMI." In either case, the payment of premium to us generally is the legal responsibility of the insured.

Premiums are generally calculated as a percentage of the original principal balance and may be paid as follows:

- monthly, where premiums are collected on a monthly basis over the life of the policy;

- in a single payment, where the entire premium is paid upfront at the time the mortgage loan is originated;

- annually, where premiums are paid in advance for the subsequent 12 months; or

- on a "split" basis, where an initial premium is paid upfront along with subsequent monthly payments.

As of December 31, 2022, substantially all of our policies are monthly or single premium policies.

In general, we may not terminate mortgage insurance coverage except in the event there is non-payment of premiums or certain material violations of our mortgage insurance policies. The insured may cancel mortgage insurance coverage at any time at their option or upon mortgage repayment. GSE guidelines generally provide that a borrower meeting certain conditions may require the mortgage servicer to cancel mortgage insurance coverage upon the borrower's request when the principal balance of the loan is 80% or less of the property's current value. The Homeowners Protection Act of 1998, or HOPA, also requires the automatic termination of BPMI on most loans when the LTV ratio, based upon the original property value and amortized loan balance, reaches 78%, and provides for cancellation of BPMI upon a borrower's request when the LTV ratio, based on the current value of the property, reaches 80%, upon satisfaction of the conditions set forth in HOPA. See "—Regulation—Federal Mortgage—Related Laws and Regulations—Homeowners Protection Act of 1988" below. In addition, some states impose their own mortgage insurance notice and cancellation requirements on mortgage loan servicers.

The GSEs have implemented certain guidelines that may provide more flexibility to certain borrowers to cancel mortgage insurance than is required for such loans under HOPA. For example, borrowers may request termination of mortgage insurance based on the current value of the property if certain loan-to-value and seasoning requirements are met and the borrower has an acceptable payment history. For loans seasoned between two and five years, the loan-to-value ratio must be 75% or less, and for loans seasoned more than five years, the loan-to-value ratio must be 80% or less. If the borrower has made substantial improvements to the property, the GSEs allow for cancellation once the loan-to-value ratio reaches 80% or less with no minimum seasoning requirement. In addition, GSE servicing guidelines currently require servicers to cancel BPMI on second homes with a 78% loan-to-value ratio, whereas HOPA applies to principal residences and excludes second homes.

Pool Insurance

Pool insurance is typically used to provide additional credit enhancement for certain secondary market and other mortgage transactions. Pool insurance generally covers the excess of the loss on a defaulted mortgage loan that exceeds the claim payment under the primary coverage, if such loan has primary coverage, as well as the total loss on a defaulted mortgage loan that did not have primary coverage. Pool insurance may have a stated aggregate loss limit for a pool of loans and may also have a deductible under which no losses are paid by the insurer until losses on the pool of loans exceed the deductible. In another variation, generally referred to as modified pool insurance, policies are structured to include an exposure limit for each individual loan as well as an aggregate loss limit or a deductible for the entire pool.

Master Policy

We issue a master policy to each customer approved as a counterparty by our risk department before accepting their applications for insurance. The master policy, along with its related endorsements and certificates, sets forth the general terms and conditions of our mortgage insurance coverage, including loan eligibility requirements, coverage terms, policy administration, premium payment obligations, exclusions or reductions in coverage, conditions precedent to payment of a claim, claim payment requirements, subrogation and other matters attendant to our coverage.

Mortgage insurance master policies generally protect mortgage insurers from the risk of material misrepresentations and fraud in the origination of an insured loan by establishing the right to rescind coverage in such event. Pursuant to the current minimum standards for mortgage insurer master policies enacted by the GSEs and the Federal Housing Finance Agency, or FHFA, which we refer to as the "Rescission Relief Principles," we implemented a new master policy effective March 1, 2020. Consistent with the Rescission Relief Principles, our current master policy provides rescission relief for loans that (i) remain current up to 36 months after origination, have not experienced more than two late payments of 30 days or more, and have never been 60 days late, or (ii) are current after 60 payments, and otherwise permits the provision of rescission relief concurrent with independent validation of representations, including validation by use of duly approved automated tools. Our current master policy also reserves rescission rights with respect to fraud committed by any party in connection with the origination or closing of a loan or application for mortgage insurance (provided, however, that the exclusion for fraud by borrowers may be sunset after the borrower has made 12 timely payments) and certain patterns of fraud or data inaccuracies and permits us to offer certain alternatives to rescission. See "Risk Factors—Risks Relating to the Operation of Our Business—*Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns*" elsewhere in this Annual Report and "—Regulation—Direct U.S. Regulation—GSE Qualified Mortgage Insurer Requirements" below.

Contract Underwriting

In addition to offering mortgage insurance, we provide contract underwriting services on a limited basis. As a part of these services, we assess whether data provided by the customer relating to a mortgage application complies with the customer's loan underwriting guidelines. These services are provided for loans that require private mortgage insurance, as well as for loans that do not require private mortgage insurance. Under the terms of our contract underwriting agreements with customers and subject to contractual limitations on liability, we agree to indemnify the customer against losses incurred in the event that we make an underwriting error which materially restricts or impairs the saleability of a loan, results in a material reduction in the value of a loan or results in the customer being required to repurchase a loan. The indemnification may be in the form of monetary or other remedies, subject to per loan and annual limitations. See "Risk Factors—Risks Relating to the Operation of Our Business—*We face risks associated with our contract underwriting business.*"

Bermuda-Based Insurance and Reinsurance

We offer mortgage-related insurance and reinsurance through Essent Re, a Class 3A insurance company licensed pursuant to Section 4 of the Bermuda Insurance Act 1978. Essent Re provides insurance or reinsurance relating to the GSE risk share and other reinsurance transactions. Essent Re also reinsures Essent Guaranty's NIW under a quota share reinsurance agreement. In April 2021, Essent Guaranty and Essent Re agreed to increase the quota share reinsurance coverage of Essent Guaranty's NIW provided by Essent Re from 25% to 35% effective January 1, 2021. The quota share reinsurance coverage provided by Essent Re for Essent Guaranty's NIW prior to January 1, 2021 continues to be 25%, the quota share percentage in effect at the time NIW was first ceded. Essent Re also provides underwriting consulting services to third-party reinsurers through its wholly-owned subsidiary, Essent Agency (Bermuda) Ltd.

Our Mortgage Insurance Portfolio

All of our policies in force were written since May 2010. The following data presents information on our primary mortgage insurance portfolio for policies written by Essent Guaranty.

Insurance in Force by Policy Year

The following table sets forth our insurance in force, or IIF, as of December 31, 2022, by year of policy origination. IIF refers to the unpaid principal balance of mortgage loans that we insure.

($ in thousands)	$	%
2022	60,609,538	26.7%
2021	71,533,600	31.5
2020	59,228,334	26.1
2019	14,742,465	6.5
2018	6,714,277	3.0
2017 and prior	14,233,841	6.2
	$ 227,062,055	100.0%

Portfolio Characteristics

The following tables reflect our IIF and risk in force, or RIF, amounts by borrower credit scores at origination, LTV at origination, and IIF by loan type and amortization, each as of December 31, 2022 and 2021. RIF refers to the product of the coverage percentage applied to the unpaid principal balance of mortgage loans that we insure.

Portfolio by Credit Score

IIF by FICO score ($ in thousands)	December 31,			
	2022		**2021**	
>=760	$ 93,389,066	41.1%	$ 85,501,113	41.3%
740-759	38,842,311	17.2	35,111,019	17.0
720-739	34,981,632	15.4	31,158,325	15.0
700-719	29,146,543	12.8	26,105,790	12.6
680-699	18,859,824	8.3	16,819,629	8.1
<=679	11,842,679	5.2	12,494,668	6.0
Total	$227,062,055	100.0%	$207,190,544	100.0%

Gross RIF (1) by FICO score ($ in thousands)	December 31,			
	2022		**2021**	
>=760	$ 24,152,726	40.8%	$ 21,488,011	40.9%
740-759	10,255,195	17.3	8,992,181	17.1
720-739	9,276,750	15.6	8,029,952	15.3
700-719	7,696,965	13.0	6,693,045	12.7
680-699	4,963,470	8.4	4,299,245	8.2
<=679	2,931,383	4.9	3,051,812	5.8
Total	$ 59,276,489	100.0%	$ 52,554,246	100.0%

(1)   Gross RIF includes risk ceded under third-party reinsurance.

Portfolio by LTV

IIF by LTV ($ in thousands)	December 31,			
	2022		**2021**	
85.00% and below	$ 24,454,468	10.8%	$ 27,362,267	13.2%
85.01% to 90.00%	63,436,445	27.8	59,567,378	28.7
90.01% to 95.00%	107,932,064	47.6	91,350,909	44.1
95.01% and above	31,239,078	13.8	28,909,990	14.0
Total	$227,062,055	100.0%	$207,190,544	100.0%

Gross RIF (1) by LTV ($ in thousands)	December 31,			
	2022		**2021**	
85.00% and below	$ 2,903,877	4.9%	$ 3,200,124	6.1%
85.01% to 90.00%	15,477,031	26.1	14,366,450	27.3
90.01% to 95.00%	31,642,669	53.4	26,592,162	50.6
95.01% and above	9,252,912	15.6	8,395,510	16.0
Total	$ 59,276,489	100.0%	$ 52,554,246	100.0%

(1)   Gross RIF includes risk ceded under third-party reinsurance.

Portfolio by Loan Amortization Period

IIF by Loan Amortization Period ($ in thousands)	December 31,			
	2022		2021	
FRM 30 years and higher	$219,416,408	96.7%	$198,243,758	95.7%
FRM 20-25 years	2,601,108	1.1	3,658,366	1.8
FRM 15 years	2,552,931	1.1	3,996,684	1.9
ARM 5 years and higher	2,491,608	1.1	1,291,736	0.6
Total	$227,062,055	100.0%	$207,190,544	100.0%

Portfolio by Geography

Our in force portfolio is geographically diverse. As of December 31, 2022, only three states accounted for greater than 5% of our portfolio, as measured by either IIF or Gross RIF, and one metropolitan statistical area accounted for greater than 3% of our portfolio, as measured by Gross RIF. No single metropolitan statistical area accounted for greater than 3% of our portfolio, as measured by IIF. The following tables provide detail of the IIF and Gross RIF in our top ten most concentrated states and our top ten most concentrated U.S. metropolitan statistical areas as of December 31, 2022 and 2021.

Top Ten States

	December 31,	
	2022	2021
IIF by State		
CA	13.2%	13.1%
TX	10.4	9.9
FL	10.2	9.7
CO	4.2	4.1
AZ	3.5	3.3
WA	3.4	3.7
GA	3.2	3.1
IL	3.1	3.3
VA	3.0	3.1
NJ	3.0	3.1
All Others	42.8	43.6
Total	100.0%	100.0%

	December 31,	
	2022	**2021**
Gross RIF by State		
CA	13.0%	13.0%
TX	10.7	10.2
FL	10.5	10.0
CO	4.1	4.0
AZ	3.6	3.3
WA	3.3	3.6
GA	3.2	3.1
IL	3.0	3.2
VA	3.0	3.0
NJ	2.9	3.0
All Others	42.7	43.6
Total	100.0%	100.0%

Top Ten Metropolitan Statistical Areas

	December 31,	
	2022	**2021**
IIF by Metropolitan Statistical Area		
Houston-The Woodlands-Sugar Land, TX	3.0%	3.0%
Phoenix-Mesa-Chandler, AZ	3.0	2.8
Denver-Aurora-Lakewood, CO	2.7	2.6
Los Angeles-Long Beach-Glendale, CA	2.7	2.6
Washington-Arlington-Alexandria, DC-VA-MD-WV	2.5	2.6
Riverside-San Bernardino-Ontario, CA	2.5	2.4
Atlanta-Sandy Springs-Alpharetta, GA	2.4	2.3
Dallas-Plano-Irving, TX	2.4	2.3
Chicago-Naperville-Evanston, IL	2.1	2.2
Minneapolis-St. Paul-Bloomington, MN-WI	1.8	1.9
All Others	74.9	75.3
Total	100.0%	100.0%

	December 31,	
	2022	**2021**
Gross RIF by Metropolitan Statistical Area		
Houston-The Woodlands-Sugar Land, TX	3.1%	3.1%
Phoenix-Mesa-Chandler, AZ	3.0	2.8
Denver-Aurora-Lakewood, CO	2.6	2.5
Los Angeles-Long Beach-Glendale, CA	2.6	2.6
Washington-Arlington-Alexandria, DC-VA-MD-WV	2.5	2.5
Riverside-San Bernardino-Ontario, CA	2.5	2.4
Atlanta-Sandy Springs-Alpharetta, GA	2.5	2.4
Dallas-Plano-Irving, TX	2.5	2.3
Chicago-Naperville-Evanston, IL	2.0	2.2
Minneapolis-St. Paul-Bloomington, MN-WI	1.8	1.9
All Others	74.9	75.3
Total	100.0%	100.0%

Customers, Sales and Marketing

Our customers consist of originators of residential mortgage loans, such as regulated depository institutions, mortgage banks, credit unions and other lenders. Our top ten customers generated 39.9% of our NIW on a flow basis during the year ended December 31, 2022, compared to 41.6% and 35.8% for the years ended December 31, 2021 and 2020, respectively. For the year ended December 31, 2022, one customer, United Wholesale Mortgage, exceeded 10% of our consolidated revenue. The loss of any of our larger customers could have a material adverse impact on us and our business. See "Risk Factors—Risks Relating to the Operation of Our Business—*Our revenues, profitability and returns would decline if we lose a significant customer*."

We seek to maintain strong institutional relationships with all our customers. We provide them with ongoing risk, sales, training, service and product development support. We maintain regular and ongoing dialogue with our customers to develop an in-depth understanding of their strategies and needs, to share market perspectives and industry best practices, and to offer tailored solutions and training where necessary on a local level.

Our sales and marketing efforts are designed to help us establish and maintain in-depth, quality customer relationships. We emphasize a collaborative approach with our customers that includes a number of educational offerings and joint product development and marketing initiatives:

- *Regular Portfolio and Risk Management Reviews.* We conduct periodic insured mortgage portfolio reviews with customers, including detailed loan performance metrics.

- *Joint Product Development and Marketing Initiatives.* We emphasize the development of specialized products and programs that provide increased opportunities for customers and address targeted segments of the market. We recognize the value in developing new products collaboratively with our customers. We also work closely with customers to understand their strategic priorities and business objectives while identifying opportunities that will enhance and complement the customers' marketing activities.

- *Customer Service, Support and Trainings.* We have an experienced and knowledgeable customer services team that strives to provide premier service to our customers. We dedicate service representatives to our customers so they can establish relationships with their customer peers and become thoroughly familiar with unique customer systems, processes and service needs. We have developed mortgage industry training courses that are offered to our customers as a value added service. We have an experienced team that maintains the course materials so that they are relevant and current and who facilitate training sessions for our customers.

We have an experienced team of national and regional account managers strategically deployed nationwide that markets our mortgage insurance products and support services.

We assign national account managers to each of the national lenders, providing a point of communication between us and the customer's senior management team. These professionals are responsible for the development and execution of sales and marketing strategies aimed at growing customer volumes and ensuring each customer's needs are understood and helping them to pursue their strategies. The national account managers also coordinate the direct communication of customers with our underwriting and risk management groups to provide a continual flow of information between the organizations.

We also have regional account managers and dedicated support staff operating in defined geographic regions. Our regional account managers play a similar role to our national account managers with respect to customer relationship management, education and customer training, serving as our primary point of contact for small and mid-sized regional lenders operating in a given territory. Regional account managers also support our national account team by assisting with our efforts to directly market and service the branch locations of certain national lenders.

We support our national and regional sales force, and improve their effectiveness in acquiring new customers, by raising our brand awareness through advertising and marketing campaigns, website enhancements, electronic communication strategies and sponsorship of industry and educational events.

We seek to hire qualified mortgage professionals for our sales force who generally have well-established relationships with industry-leading lenders and significant experience in both mortgage insurance and mortgage lending. Our approach is reflected in and supported by our compensation structure, pursuant to which we have successfully implemented a non-commission-based structure that includes an equity ownership program, which we believe aligns their efforts with our long-term corporate objectives, including providing better customer service and better risk selection.

Information Technology and Cybersecurity

We have a highly automated business that relies on information technology. We accept insurance applications through electronic submission and issue electronic insurance approvals. In order to facilitate this process, we establish direct connections to the origination and servicing systems of our customers and servicers, which may require a significant upfront investment. We also provide our customers secure access to our web-based mortgage insurance ordering and servicing systems to facilitate transactions.

We continue to upgrade and enhance our systems and technology, including:

- investing in new customer-facing technology that enables our customers to transact business faster and easier, whether over an internet browser or through direct system-to-system interfacing with our customers' loan origination and servicing systems;

- integrating our platform with third-party technology providers used by our customers in their loan origination process and for ordering mortgage insurance;

- supporting a business rules engine that automatically enforces our eligibility guidelines and pricing rules at the time the mortgage insurance application is submitted; and

- implementing advanced business process management software that focuses on improving our underwriting productivity and that may also be used to improve our quality assurance and loss management functions.

We believe that our technology, together with our information technology team, greatly enhances our operating efficiency and creates competitive advantages. Our team is experienced in large-scale project delivery, including mortgage insurance administration systems and the development of web-enabled servicing capabilities. Technology costs are managed by standardizing our technology infrastructure, consolidating application systems, managing project execution risks and using contract employees as needed.

As for all institutions involved in financial services, information security represents a significant operational risk. To mitigate this risk, we have developed and manage a comprehensive information security program dedicated to protecting data entrusted to us by our clients as well as our own proprietary corporate information. Our approach is a considered a defense-in-depth strategy, with multiple tiers of security controls and monitoring. We have developed our security program using National Institute of Standards and Technology Cybersecurity Framework (NIST) as our benchmark to manage cybersecurity-related risks. Based on NIST, we have designed our security services, including but not limited to, application security, vulnerability management and data protection, threat detection and incident response. We test our programs effectiveness and readiness through table top exercises, regular external and internal penetration testing, "red team" testing and other means to ensure our program is effectively meeting our program goals as designed.

Our commitment to our information security program extends across the organization. We have an information security committee comprised of cross-departmental company executives and IT leaders to ensure that we maintain strong governance mechanisms and to ensure compliance with our security policies and procedures. Additionally, our board of directors, led by the board's technology, innovation and operations committee, actively oversees our information security program, with Essent's management providing that committee with regular updates and reporting on our IT strategy, including information security strategies and initiatives, event preparedness and incremental improvement efforts. Although our information security program is designed to attempt to prevent, detect and respond to unauthorized use or disclosure of confidential information, including non-public personal information, there can be no assurance that such use or disclosure will not occur. See "Risk Factors—Risks Relating to the Operation of Our Business—*The security of our information technology systems may be compromised and confidential information, including non-public personal information that we maintain, could be improperly disclosed.*"

Underwriting

We have established underwriting guidelines that we believe protect our balance sheet and result in the insurance of high quality business. Most applications for mortgage insurance are submitted to us electronically, and we rely upon the lender's representations and warranties that the data submitted is true and correct when making our insurance decision. Our underwriting guidelines incorporate credit eligibility requirements that, among other things, restrict our coverage to mortgages that meet our requirements with respect to borrower FICO scores, maximum debt-to-income levels, maximum LTV ratios and documentation requirements. Our underwriting guidelines also limit the coverage we provide for mortgages made with certain high risk features, including those for cash-out refinance, second homes or investment properties.

We regularly seek to enhance our underwriting guidelines through extensive data gathering, detailed loan level risk analysis, and assessments of trends in key macroeconomic factors such as housing prices, interest rates and employment. We utilize proprietary models that enable us to assess individual loan risks with a high degree of granularity and set pricing for our policies within a risk-adjusted return framework. See "—Risk Management" below. We have adopted a balanced underwriting approach, which considers our risk analysis, return objectives and market factors.

At present, our underwriting guidelines are broadly consistent with those of the GSEs. Many of our customers use the GSEs' automated loan underwriting systems, Desktop Underwriter® and Loan Prospector®, for making credit determinations. We accept the underwriting decisions made by the GSEs' underwriting systems, subject to certain additional limitations and requirements. We monitor the GSEs for updates to these systems, and may engage in a deeper review for the more substantive releases. Our reviews may result in the maintenance or implementation of additional eligibility requirements. In addition, the performance results of loans scored via automated underwriting systems are monitored within our portfolio management protocols.

Our primary mortgage insurance policies are issued through one of two programs:

- *Delegated Underwriting.* We delegate to eligible customers the ability to underwrite the loans based on agreed-upon underwriting guidelines. To perform delegated underwriting, customers must be approved by our risk management group. See "—Risk Management—Loan Life Cycle Risk Management" below. Some customers prefer to assume underwriting responsibilities because it is more efficient within their loan origination process. Because this delegated underwriting is performed by third parties, we regularly perform quality assurance reviews on a sample of delegated loans to assess compliance with our guidelines. As of December 31, 2022, approximately 71% of our insurance in force had been originated on a delegated basis, compared to 66% as of December 31, 2021. See "Risk Factors—Risks Relating to the Operation of Our Business—*Our delegated underwriting program may subject our mortgage insurance business to unanticipated claims.*"

- *Non-Delegated Underwriting.* Customers who choose not to participate in, or do not qualify for, our delegated underwriting program submit loan files to us so that we may reach a decision as to whether we will insure the loan. In addition, customers participating in our delegated underwriting program may choose not to use their delegated authority, and instead may submit loans for our independent underwriting. Some customers prefer our non-delegated program because we assume underwriting responsibility and will not rescind coverage if we make an underwriting error, subject to the terms of our master policy. We seek to ensure that our employees properly underwrite our loans through quality assurance sampling, loan performance monitoring and training. As of December 31, 2022, approximately 29% of our insurance in force had been originated on a non-delegated basis, compared to 34% as of December 31, 2021.

We maintain primary underwriting centers in Radnor, Pennsylvania and Winston-Salem, North Carolina, as well as underwriters who are based remotely throughout the United States. We believe that the geographical distribution of our underwriting staff allows us to make underwriting determinations across different time zones and to best serve customers across the United States. Although our employees conduct the substantial majority of our non-delegated underwriting, we engage underwriters on an outsourced basis from time to time in order to provide temporary underwriting capacity.

Risk Management

We have established risk management controls throughout our organization and have a risk management framework that we believe reduces the volatility of our financial results and capital position. The risk committee of our board of directors has formal oversight responsibility for the risks associated with our business and is supported by a management risk committee, chaired by our Chief Risk Officer, comprised of senior members of our executive management team.

We believe that our risk management framework encompasses all of the major risks we face, including our mortgage insurance portfolio, investment risk, liquidity risk and regulatory compliance risk, among others. The majority of our risk analysis is directed toward the risks embedded in our mortgage insurance portfolio. As such, we have established a risk management approach that analyzes the risk across the full life cycle of a mortgage, into what we term the "loan life cycle."

Loan Life Cycle Risk Management

We generally break down the loan life cycle risk management process into three components:

- *Customer qualification*—customer review and approval process;

- *Policy acquisition*—loan underwriting, valuation and risk approval; and

- *Portfolio management*—loan performance and lender monitoring with continuous oversight through the settlement of a claim.

Customer qualification involves a process in which we diligence a potential customer's financial resources, operational practices, management experience and track record of originating quality mortgages prior to formalizing a customer relationship. We leverage the experience of our management team to pre-screen lenders prior to formally engaging and performing a lender qualification review. Once engaged, our counterparty risk management team conducts a lender qualification review with oversight from the management risk committee. Approved lenders are subject to clear parameters regarding underwriting delegation status, credit guideline requirements and variances and collateral thresholds and volume mix expectations for loan diversification.

The policy acquisition process involves the establishment of underwriting guidelines, pricing schedules and aggregate risk limits. See "—Underwriting" above. These guidelines and schedules are coded in our credit risk rule engine which is utilized to screen each loan underwritten, and are constructed to ensure prudent risk acquisition with adequate return on capital. These guidelines and schedules are maintained and periodically reviewed by our risk management team and adjusted to reflect the most current risk assessment based on ongoing experience in the insurance portfolio as well as industry loan quality trends.

The portfolio management process involves two main functions, quality assurance, or QA, reviews, and a comprehensive surveillance protocol, in order to provide customers timely feedback that fosters high quality loan production. Through our QA process, we review a statistically significant sample of individual mortgages from our customers to ensure that the loans accepted through our underwriting process meet our pre-determined eligibility and underwriting criteria. The QA process allows us to identify trends in lender underwriting and origination practices, as well as to back-test underlying reasons for delinquencies, defaults and claims within our portfolio. The information gathered from the QA process is incorporated into our policy acquisition function and is intended to prevent continued aggregation of underperforming risks. Our surveillance protocol maintains oversight over customer and vendor activities, industry dynamics, production trends and portfolio performance. The portfolio management process also involves loss mitigation aimed to reduce both frequency and severity of non-performing risk. See "—Defaults and Claims" below.

Modeling and Analytics

Our risk management professionals are supported by substantial data analysis and sophisticated risk models. We have a dedicated modeling and analytics team which is responsible for delivering actionable models, tools, analysis and reporting to inform our credit underwriting and pricing decisions. The team analyzes mortgage, financial, economic and housing data to develop proprietary behavioral models that help us assess credit, prepayment and loss severity trends and collateral valuation models to help inform business decisions. Performance and profitability are evaluated across customers and products to identify the emergence of potential weaknesses and adverse risks. Geographic housing market analysis also is utilized in establishing market restrictions for certain products and segments. We utilize an economic capital framework to evaluate risk-adjusted returns. We also perform stress tests on our portfolio to analyze how our book of business may perform under adverse scenarios. We believe that our economic capital framework and stress testing analysis helps to inform our optimal capitalization targets, allowing us to prudently manage and protect our balance sheet.

Reinsurance

We proactively manage our risk exposure and capital in part through the use of third-party reinsurance arrangements. Since 2018, we have entered into several types of reinsurance arrangements:

- fully collateralized excess of loss reinsurance coverage on mortgage insurance policies that we have already issued with special purpose insurers funding such reinsurance obligations through the issuance of mortgage insurance-linked notes;

- excess of loss reinsurance arrangements with third party reinsurers on mortgage insurance policies that we have already issued; and

- quota share reinsurance arrangements in which third party reinsurers agree to prospectively reinsure a pro rata portion of the risk on policies that we write.

We believe that our reinsurance programs offer us a number of benefits, including:

- hedging against adverse losses in times of stress and mitigation of portfolio risk and volatility through the housing and economic cycle;

- providing capital relief under the various state insurance risk to capital framework, rating agency capital requirements and GSE PMIERs available asset requirements;

- providing a diversified source of capital to support and grow our business; and

- enhancing our counterparty strength and improving the sustainability of our franchise.

For additional information regarding our third-party reinsurance programs, see Note 5 to our consolidated financial statements entitled "Reinsurance" included elsewhere in this Annual Report.

Defaults and Claims

Defaults

The default and claim cycle for a mortgage insurance policy begins with receipt of a default notice from the servicer. We consider a loan to be in default when we are notified by the servicer that the borrower has missed at least two consecutive monthly payments. Defaults may occur for a variety of reasons including death or illness, divorce or other family problems, unemployment, changes in economic conditions, declines in property values that cause the outstanding mortgage amount to exceed the value of a home or other events.

We expect servicers to make timely collection efforts on borrowers who have defaulted, and to attempt to restore the defaulted mortgage, and our mortgage insurance coverage, to current status. If the servicer cannot restore a borrower to current status, the servicer may be able to offer the borrower a forbearance or loan modification alternatives. Where these alternatives cannot cure the default, the servicer is responsible for pursuing remedies for the default, including foreclosure or acceptable foreclosure alternatives, certain of which, such as short sales and deeds in lieu of foreclosure, require our prior approval under the terms of our master policy. We have delegated certain authority to the GSEs and their servicers to exercise some of these alternatives. Among other requirements, servicers operate under protocols established by the GSEs. See "Risk Factors—Risks Relating to the Operation of Our Business—*If servicers fail to adhere to appropriate servicing standards or experience disruptions to their businesses, our losses could unexpectedly increase*."

The following table shows the number of primary insured loans and the percentage of loans insured by us that are in default as of December 31, 2022 and 2021:

Number of Loans in Default and Default Rate

	December 31,	
	2022	**2021**
Number of policies in force	808,596	785,119
Loans in default	13,433	16,963
Percentage of loans in default	1.66%	2.16%

Loan Defaults by Originating Year

	December 31, 2022			December 31, 2021		
Originating Year	**Loans in Default**	**Percentage of policies written in period**	**Defaulted RIF (in thousands)**	**Loans in Default**	**Percentage of policies written in period**	**Defaulted RIF (in thousands)**
2010 - 2014	523	0.7%	26,524	900	0.3	47,150
2015	425	0.4	21,778	742	0.7	39,580
2016	758	0.5	39,044	1,327	0.9	71,467
2017	1,432	0.8	68,374	2,458	1.3	$ 124,177
2018	1,748	0.9	88,034	3,096	1.6	$ 171,083
2019	2,158	0.9	126,869	3,953	1.7	$ 260,477
2020	2,856	0.8	201,400	3,490	1.0	$ 267,341
2021	2,750	1.1	231,413	997	0.4	$ 85,441
2022	783	0.4	77,712	N/A	N/A	N/A
Total	13,433		$ 881,148	16,963		$ 1,066,716

Historically, the peak default period for insured mortgage loans has been three to six years after loan origination. The weighted average life of our mortgage insurance portfolio was 23.3 months as of December 31, 2022. The COVID-19 pandemic and related economic conditions resulted in a significant increase in the level of our insured loans in default in 2020 and 2021. It is possible, however, that our level of defaults may increase as our portfolio seasons. We believe that, since the 2007-2008 financial crisis, underwriting practices in the industry have improved substantially and the quality of mortgage loans originated has been high. Consequently, we expect that the default rate and losses on the business we have underwritten to date will be favorable in comparison to the default rate and losses historically experienced by mortgage insurers.

Due to business restrictions, stay-at-home orders and travel restrictions initially implemented in March 2020 as a result of the COVID-19 pandemic, unemployment in the United States increased significantly in the second quarter of 2020, declining during the second half of 2020 and throughout 2021, although remaining elevated through most of 2021 relative to pre-pandemic levels. Because unemployment is one of the most common reasons for borrowers to default on their mortgage, the increase in unemployment since March 2020 has increased the number of delinquencies on the mortgages we insure, and has the potential to increase claim frequencies on defaults.

In addition, under forbearance plans adopted by the GSEs and implemented by their servicers, eligible homeowners who were adversely impacted by COVID-19 were permitted to temporarily reduce or suspend their mortgage payments for up to 18 months for loans in an active COVID-19-related forbearance program as of February 28, 2021. Over 90% of mortgage loans insured by us are federally backed by the GSEs. Because a mortgage loan in forbearance is deemed to be delinquent, we have provided loss reserves on these loans once the borrower has missed two consecutive payments.

For borrowers who have the ability to begin to pay their mortgage at the end of the forbearance period, we expect that mortgage servicers will work with them to modify their loans, at which time the mortgage will be removed from delinquency status. We believe that the forbearance process could have a favorable effect on the frequency of claims that we ultimately pay. Based on the forbearance programs in place and the credit characteristics of the COVID-19-related defaults notices received in April 2020 through September 2020, we believe that the ultimate number of those loans in particular that will result in claims will be less than our historical default-to-claim experience.

As of December 31, 2022, insured loans in default totaled 13,433, down from 16,963 insured loans in default as of December 31, 2021.

Claims

Defaulted mortgages that are not cured result in claims. The insured customer must acquire title to the property before submitting a claim. The time in which a customer may acquire title to a property through foreclosure varies, depending on the state in which the property is located. Historically, on average, mortgage insurers do not receive a request for claim payment until approximately 18 months following a default on a first-lien mortgage. This time lag has increased in recent years as the industry has experienced a slowdown in foreclosures (and, consequently, a slowdown in claims submitted to mortgage insurers) largely due to foreclosure moratoriums imposed by various government entities and lenders and increased scrutiny within the mortgage servicing industry on the foreclosure process.

Upon review and determination that a claim is valid, we generally have the following three settlement options:

- Percentage option—determined by multiplying the claim amount by the applicable coverage percentage, with the customer retaining title to the property. The claim amount is defined in the master policy as consisting of the unpaid loan principal, plus past due interest, subject to a defined maximum, and certain expenses associated with the default;

- Third-party sale option—pay the amount of the claim required to make the customer whole, commonly referred to as the "actual loss amount" (not to exceed our maximum liability as outlined under the percentage option), following an approved sale; or

- Acquisition option—pay the full claim amount and acquire title to the property.

We believe there are opportunities to mitigate losses between the time a loan defaults and the ultimate loss we may experience. Because of the relatively small number of filed claims in our insurance portfolio to date, our opportunities to pursue these activities have been limited. However, we expect claim filings to increase as our portfolio grows and matures, expanding the potential benefit from these loss mitigation activities. Our loss mitigation and claims area is led by seasoned personnel supported by default tracking and claims processing capabilities within our integrated platform. Our loss mitigation staff is also actively engaged with servicers and the GSEs with regard to appropriate servicing and loss mitigation practices.

Investment Portfolio

Our investment portfolio, including cash, comprises the largest single component of our balance sheet, representing 88.8% of our total assets at December 31, 2022. Our primary objectives with respect to our investment portfolio are to preserve capital, generate investment income and maintain sufficient liquidity to cover operating expenses and pay future insurance claims. Our investments are subject to market-wide risks and fluctuations in value, as well as risks inherent in particular securities. As of December 31, 2022, predominantly all of our investment securities were rated investment-grade.

We have adopted and our board of directors has approved an investment policy that defines specific limits for asset sectors, single issuer, credit rating, asset duration, industry and geographic concentration and eligible and ineligible investments. Our senior management is responsible for the execution of our investment strategy and compliance with the adopted investment policy, and review of investment performance and strategy with the investment committee of the board of directors on a quarterly basis.

Our current strategy for the investment portfolio is focused primarily on the following: selecting fixed income securities; maintaining sufficient liquidity to meet expected and unexpected financial obligations; mitigating interest rate risk through management of asset durations; continuously monitoring investment quality; and limiting investments in assets that are highly correlated to the residential mortgage market.

We engage external asset managers to assist with the trading, investment research, investment due diligence and portfolio allocation within the guidelines that we have set. Approximately 97.9% of our investments available for sale were managed by external managers as of December 31, 2022. Assets not managed by external managers include securities on deposit with state regulatory agencies in connection with the insurance licenses and bonds issued by the U.S. Treasury and U.S. government agencies. To date, we have not used any derivatives to hedge any investment or business risks that we are currently assuming. We measure investment performance against market benchmarks on both total return and return volatility dimensions.

As part of our overall investment strategy, we also allocate a relatively small percentage of our portfolio to limited partnership investments in real estate, consumer credit and traditional venture capital and private equity investments, principally through our EssentVentures unit, to generate informational and financial returns.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Investments" for information regarding the performance of our investment portfolio.

Regulation

Direct U.S. Regulation

We are subject to comprehensive, detailed regulation by Federal regulators and state insurance departments. State regulations are principally designed for the protection of the public and our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or to officials to examine insurance companies and to enforce rules or to exercise discretion affecting almost every significant aspect of the insurance business.

GSE Qualified Mortgage Insurer Requirements

Pursuant to their charters, Fannie Mae and Freddie Mac purchase or guaranty low down payment loans insured by entities that they determine to be qualified mortgage insurance companies. Our primary insurance subsidiary, Essent Guaranty, Inc., is currently approved by both Fannie Mae and Freddie Mac as a mortgage insurer.

The FHFA, as the conservator of the GSEs since 2008, has the authority to establish the priorities of the GSEs and to control and direct their operations. The FHFA has established a strategic plan for the GSEs, including the development by the GSEs of aligned counterparty risk management standards for mortgage insurers that include uniform master policy and eligibility requirements. See "—Our Products and Services—Mortgage Insurance—Master Policy" above.

Fannie Mae and Freddie Mac maintain coordinated Private Mortgage Insurer Eligibility Requirements, which we refer to as the "PMIERs." The PMIERs represent the standards by which private mortgage insurers are eligible to provide mortgage insurance on loans owned or guaranteed by Fannie Mae and Freddie Mac. The PMIERs include financial strength requirements incorporating a risk-based framework that require approved insurers to have a sufficient level of liquid assets (which may be offset in part by third-party reinsurance obtained by private mortgage insurers on terms set forth in the PMIERs) from which to pay claims. The PMIERs also include enhanced operational performance expectations and define remedial actions that apply should an approved insurer fail to comply with these requirements. As of December 31, 2022, Essent Guaranty, our GSE-approved mortgage insurance company, was in compliance with the PMIERs.

State Insurance Regulation

Our U.S. insurance subsidiaries are required by the insurance regulatory authority of its state of domicile, and the insurance regulatory authority of each other jurisdiction in which they are licensed to transact business, to make various filings with those insurance regulatory authorities and with the National Association of Insurance Commissioners, or NAIC, including quarterly and annual financial statements prepared in accordance with statutory accounting principles. We are licensed to write mortgage insurance in all 50 states and the District of Columbia. Most states also regulate transactions between insurance companies and their affiliates and have restrictions on transactions that have the effect of inducing lenders to place business with the insurer. For a description of limits on dividends payable to Essent Group Ltd. from our insurance subsidiaries, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 11 to our consolidated financial statements entitled "Dividends Restrictions" included elsewhere in this Annual Report.

In general, state regulation of our insurance business relates to:

- licenses to transact business;

- producer licensing;

- approval of policy forms;

- approval of premium rates;

- limits on insurable loans;

- quarterly, annual and other reports on our financial condition;

- the basis upon which assets and liabilities must be stated;

- requirements regarding contingency reserves;

- minimum capital levels and adequacy ratios;

- credit for reinsurance;

- limitations on the types of investment instruments which may be held in our investment portfolio;

- special deposits of securities;

- limits on dividends payable;

- advertising compliance;

- establishment of reserves;

- claims handling;

- cybersecurity;

- hazardous financial condition; and

- enterprise risk management.

Mortgage insurance premium rates are regulated to protect policyholders against the adverse effects of excessive, inadequate or unfairly discriminatory rates and to encourage competition in the insurance marketplace. Any increase in premium rates must be actuarially justified, generally on the basis of the insurer's loss experience, expenses and future trend analysis. The general mortgage default experience may also be considered. Premium rates are subject to review and approval by state regulators, except in states where such approval has been exempted by statute or regulation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for information about regulations governing our capital adequacy, information about our current capital and our expectations regarding our future capital position.

The insurance holding company laws and regulations of Pennsylvania, the state in which our U.S. insurance subsidiaries are domiciled, regulate, among other things, certain transactions between Essent Group Ltd., our insurance subsidiaries and other parties affiliated with us and certain transactions involving our common shares, including transactions that constitute a change of control of Essent Group Ltd. and, consequently, a change of control of our insurance subsidiaries. Specifically, these laws and regulations require that, before a person can acquire direct or indirect control of an insurer domiciled in the state, prior written approval must be obtained from the Pennsylvania Insurance Department. The Pennsylvania Insurance Department is required to consider various factors, including the financial strength of the acquirer, the integrity and management experience of the acquirer's board of directors and executive officers, and the acquirer's plans for the future operations of the reinsurer or insurer. Pursuant to applicable laws and regulations, "control" over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing, 10% or more of the voting securities of that reinsurer or insurer. Indirect ownership includes ownership of our common shares.

State insurance law, and not Federal bankruptcy law, would apply to any insolvency or financially hazardous condition of our U.S. insurance subsidiaries.

The NAIC has established a Mortgage Guaranty Insurance Working Group, which we refer to as the "MGIWG," to determine and make recommendations to the NAIC's Financial Condition Committee regarding what, if any, changes to the Mortgage Guaranty Insurance Model Act are deemed necessary to the solvency regulation of mortgage guaranty insurers, including, but not limited to, revisions to *Statement of Statutory Accounting Principles (SSAP) No. 58 - Mortgage Guaranty*

Insurance. In 2021, the MGIWG adopted a new annual reporting schedule for mortgage insurers that was first required to be submitted by mortgage insurers to state insurance regulators in WI, NC and PA in 2022. In October 2022, the MGIWG released for public comment a draft revised Model Act. The 2023 Adopted Charge of the MGIWG is to finalize the Model Act by the end of March 2023.

Statutory Accounting

The preparation of financial statements in conformity with state-regulated statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

We are required to establish statutory accounting contingency loss reserves in an amount equal to 50% of our net earned premiums. These amounts generally cannot be withdrawn for a period of 10 years, except as permitted by applicable insurance law and regulations. With regulatory approval, a mortgage guaranty insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net premiums earned in a calendar year. For further information, see Note 16 to our consolidated financial statements entitled "Statutory Accounting" included elsewhere in this Annual Report.

Federal Mortgage-Related Laws and Regulations

Certain Federal laws directly or indirectly affect private mortgage insurers. Private mortgage insurers are impacted indirectly by Federal laws and regulations affecting mortgage originators and lenders, purchasers of mortgage loans, such as the GSEs, and governmental insurers such as the FHA and the VA. For example, changes in Federal housing laws and regulation or other laws and regulations that affect the demand for private mortgage insurance may have a material adverse effect on us. In addition, mortgage origination and servicing transactions are subject to compliance with various Federal and state laws, including the Real Estate Settlement Procedures Act, or RESPA, the Equal Credit Opportunity Act, the Fair Housing Act, the Truth In Lending Act, or TILA, the Homeowners Protection Act of 1998, or HOPA, and the Fair Credit Reporting Act of 1970. Among other things, these laws and their implementing regulations prohibit payments for referrals of settlement service business, require fairness and non-discrimination in granting or facilitating the granting of credit, govern the circumstances under which companies may obtain and use consumer credit information, and provide for other consumer protections.

Dodd-Frank Act

The Dodd-Frank Act Wall Street Reform and Consumer Protection Act of 2010, which we refer to as the Dodd-Frank Act, amended certain provisions of TILA and RESPA that may have a significant impact on our business prospects. The Consumer Financial Protection Bureau, or CFPB, a Federal agency created by the Dodd-Frank Act, is charged with implementation and enforcement of these provisions.

Qualified Mortgage Regulations—Ability To Repay Requirements

The CFPB regulates the offering and provision of consumer financial products and services under Federal law, including residential mortgages, and is authorized to issue regulations governing a loan originator's determination that, at the time a loan is originated, the consumer has a reasonable ability to repay the loan. The Dodd-Frank Act provides for a statutory presumption that a borrower will have the ability to repay a loan if the loan has characteristics satisfying the qualified mortgage, or QM, definition. Creditors who violate the ability-to-repay, or ATR, standard can be liable for all interest and fees paid by the borrower as well as actual and statutory damages. Furthermore, the borrower may assert this as a defense by recoupment or set off without regard to any statute of limitation in any foreclosure action initiated by or on behalf of the creditor, assignee or any holder of the mortgage.

Pursuant to the CFPB's announced final rule regarding QMs, which we refer to as the QM Rule, a loan is deemed to be a QM if it meets certain specified requirements, including if:

- the term of the mortgage is less than or equal to 30 years;

- there is no negative amortization, interest only or balloon features;

- the lender properly documents the loan in accordance with the requirements;

- the total "points and fees" do not exceed certain thresholds, generally 3%; and

- the total debt-to-income ratio does not exceed 43%.

Under the QM Rule, a loan receives a conclusive presumption that the consumer had the ability to repay if the annual percentage rate does not exceed the average prime offer rate (APOR) for a comparable transaction by 1.5 percentage points or more as of the date the interest rate is set. A loan receives a rebuttable presumption that the consumer had the ability to repay if the annual percentage rate exceeds the average prime offer rate for a comparable transaction by 1.5 percentage points or more but by less than 2.25 percentage points.

We expect that most lenders will continue to be reluctant to make non-QM loans because they will not be entitled to the presumption against civil liability under the Dodd-Frank Act, and mortgage investors may be reluctant to purchase mortgages or mortgage-backed securities that are not QMs due to potential assignee liability for such loans. As a result, we believe that the QM regulations have a direct impact on establishing a subset of borrowers who can meet the regulatory standards and directly affect the willingness of lenders and mortgage investors to extend mortgage credit and therefore the size of the residential mortgage market. See "Risk Factors—Risks Relating to Regulation and Litigation—*Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ("CFPB") rule defining a qualified mortgage ("QM") reduces the size of the origination market or creates incentives to use government mortgage insurance programs.*"

<u>Qualified Residential Mortgage Regulations—Risk Retention Requirements</u>

The Dodd-Frank Act generally requires an issuer of an asset-backed security or a person who organizes and initiates an asset-backed transaction (a "securitizer") to retain at least 5% of the risk associated with securitized mortgage loans, although in some cases the retained risk may be allocated between the securitizer and the mortgage originator. This risk retention requirement does not apply to a mortgage loan that is a "qualified residential mortgage," or a "QRM," or that is insured or guaranteed by the FHA or other specified Federal agencies.

The QRM regulations align the definition of a QRM loan with that of a QM loan. If, however, the QRM definition is changed (or the QM definition is amended) in a manner that is unfavorable to us, such as to give no consideration to mortgage insurance in computing LTV or to require a large down payment for a loan to qualify as a QRM, the attractiveness of originating and securitizing loans with lower down payments may be reduced, which may adversely affect the future demand for mortgage insurance. See "Risk Factors—Risks Relating to Regulation and Litigation—*The amount of insurance we write could be adversely affected by the Dodd-Frank Act's risk retention requirements and the definition of Qualified Residential Mortgage ("QRM").*"

Mortgage Servicing Rules

The Dodd-Frank Act amended and expanded upon mortgage servicing requirements under TILA and RESPA, Regulation Z (promulgated pursuant to TILA) and Regulation X (promulgated pursuant to RESPA) subsequently amended to conform these regulations accordingly. Included within these rules are new or enhanced requirements for handling escrow accounts, responding to borrower assertions of error and inquiries from borrower, special handling of loans that are in default, and loss mitigation in the event of borrower default. A provision of the required loss mitigation procedures prohibits the loan holder or servicer from commencing foreclosure until 120 days after the borrower's delinquency. Complying with the new rules could cause the servicing of mortgage loans to become more burdensome and costly than it had been prior to the implementation of these rules. As to servicing of mortgage loans covered by our insurance policies, these rules could contribute to delays in realization upon collateral and have an adverse impact on resolution of claims.

Homeowners Protection Act of 1998

The Homeowners Protection Act of 1998, or HOPA, provides for the automatic termination, or cancellation upon a borrower's request, of private mortgage insurance upon satisfaction of certain conditions. HOPA requires that lenders give borrowers certain notices with regard to the automatic termination or cancellation of mortgage insurance. These provisions apply to borrower-paid mortgage insurance for purchase money, refinance and construction loans secured by the borrower's principal dwelling. FHA and VA loans are not covered by HOPA. Under HOPA, automatic termination of mortgage insurance would generally occur when the mortgage is first scheduled to reach an LTV of 78% of the home's original value, assuming that the borrower is current on the required mortgage payments. A borrower who has a "good payment history," as defined by HOPA, may generally request cancellation of mortgage insurance when the LTV is first scheduled to reach 80% of the home's original value or when actual payments reduce the loan balance to 80% of the home's original value, whichever occurs earlier. If mortgage insurance coverage is not cancelled at the borrower's request or by the automatic termination provision, the mortgage servicer must terminate mortgage insurance coverage by the first day of the month following the date that is the midpoint of the loan's amortization, assuming the borrower is current on the required mortgage payments.

The GSEs have implemented certain guidelines that may provide more flexibility to certain borrowers to cancel BPMI than is otherwise required for such loans under HOPA. See "—Our Products and Services—Mortgage Insurance—Primary Mortgage Insurance" above.

Real Estate Settlement Procedures Act of 1974

Mortgage insurance generally may be considered to be a "settlement service" for purposes of RESPA under applicable regulations. Subject to limited exceptions, RESPA prohibits persons from giving or accepting anything of value in connection with the referral of a settlement service. RESPA authorizes the CFPB, the U.S. Department of Justice, state attorneys general and state insurance commissioners to bring civil enforcement actions, and also provides for criminal penalties and private rights of action. In the past, a number of lawsuits have challenged the actions of private mortgage insurers under RESPA, alleging that the insurers have violated the referral fee prohibition by entering into captive reinsurance arrangements or providing products or services to mortgage lenders at improperly reduced prices in return for the referral of mortgage insurance, including the provision of contract underwriting services. In addition to these private lawsuits, other private mortgage insurance companies have received "Civil Investigative Demands" from, and entered into consent orders with, the CFPB as part of its investigation to determine whether mortgage lenders and mortgage insurance providers engaged in acts or practices in connection with their captive mortgage insurance arrangements in violation of the RESPA, the Consumer Financial Protection Act and the Dodd-Frank Act. The CFPB's ruling in its enforcement order against PHH Corporation for alleged RESPA violations stemming from captive mortgage insurance arrangements was overturned on appeal by a panel of the U.S. Court of Appeals for the D.C. Circuit, a decision affirmed in January 2018 by the D.C. Circuit en banc. Although we did not participate in the practices that were the subject of the CFPB consent orders or the PHH case, the private mortgage insurance industry and our insurance subsidiaries are subject to substantial Federal and state regulation. Increased Federal or state regulatory scrutiny could lead to new legal precedents, new regulations or new practices, or regulatory actions or investigations, which could adversely affect our financial condition and operating results.

SAFE Act (Mortgage Loan Originator Licensing)

The SAFE Act requires mortgage loan originators to be licensed and/or registered with the Nationwide Mortgage Licensing System and Registry, or the NMLS. The NMLS is a database established by the Conference of State Bank Supervisors and the American Association of Residential Mortgage Regulators. Among other things, the database was established to support the licensing of mortgage loan originators by each state. As part of this licensing and registration process, loan originators who are employees of institutions other than depository institutions or certain of their subsidiaries that are regulated by a Federal banking agency, must generally be licensed under the SAFE Act guidelines enacted by each state in which they engage in loan originator activities and registered with the NMLS. The SAFE Act generally prohibits employees of a depository institution (including certain of their subsidiaries that are regulated by a Federal banking agency) from originating residential mortgage loans without first registering with the NMLS and maintaining that registration. Certain of our underwriters are licensed pursuant to the SAFE Act.

Privacy and Information Security

The Gramm-Leach-Bliley Act of 1999, or GLBA, imposes privacy requirements on financial institutions with which we transact business, including obligations to protect and safeguard consumers' nonpublic personal information and records, and limitations on the re-use of such information. Federal regulatory agencies have issued the Interagency Guidelines Establishing Information Security Standards, or "Security Guidelines," and interagency regulations regarding financial privacy, or "Privacy Rule," implementing sections of GLBA.

Many states have enacted legislation implementing GLBA and establishing information security regulation and some have enacted privacy and data security laws which impose compliance obligations beyond GLBA, including obligations to protect social security numbers and provide notification in the event that a security breach results in a reasonable belief that unauthorized persons may have obtained access to consumer nonpublic information.

In 2017, the New York Department of Financial Services, or NYDFS, has adopted a Cybersecurity Regulation that applies to all individuals and entities licensed by the NYDFS, pursuant to which licensees must file for exemption or submit an annual compliance certification. On November 9, 2022, an amendment to the Cybersecurity Regulation was proposed to strengthen data protection requirements. Several other jurisdictions in which we operate have enacted similar laws but do not require certification of compliance by non-domestic licensees.

On January 1, 2020, the California Consumer Privacy Act, or CCPA, became effective. On January 1, 2023, the California Consumer Privacy Rights Act, or CPRA, and the Virginia Consume Data Protection Act, or VCDPA, became effective. The Colorado Privacy Act and the Connecticut Data Privacy Act will become effective on July 1, 2023, and the Utah Consumer Privacy Act will become effective on December 31, 2023. These new consumer privacy protection laws apply to companies that do business in the respective states and meet certain threshold requirements. These laws generally create a privacy framework for establishment and protection of new categories of data privacy rights. It is reasonably possible that the new privacy laws in California, Virginia, Colorado, Connecticuit and Utah will prompt other state and federal regulators to move forward with new privacy regulations that could impact the businesses of us or our customers.

Fair Credit Reporting Act

The Fair Credit Reporting Act of 1970, as amended, or FCRA, imposes restrictions on the permissible use of credit report information. FCRA has been interpreted by some FTC staff and Federal courts to require mortgage insurance companies to provide "adverse action" notices to consumers in the event an application for mortgage insurance is declined or offered at less than the best available rate for the loan program applied for on the basis of a review of the consumer's credit. We provide such notices as required. Although they occurred before our establishment and we have not been involved, there has been class action litigation over these FCRA adverse action notices involving the mortgage insurance industry, including court-approved settlements.

Housing Finance Reform

Presently, the Federal government plays a dominant role in the U.S. housing finance system through the involvement of the GSEs and the FHA, VA and Ginnie Mae. There is broad policy consensus toward the need for private capital to play a larger role and government credit risk to be reduced. However, to date there has been a lack of consensus with regard to the specific changes necessary to return a larger role for private capital and how small the eventual role of government should become. Since the GSEs were placed into conservatorship in September 2008, there have been a wide ranging set of GSE and secondary market reform advocacy proposals put forward, including nearly complete privatization and elimination of the role of the GSEs, recapitalization of the GSEs and a number of alternatives that combine a Federal role with private capital, some of which eliminate the GSEs and others of which envision an ongoing role for the GSEs. Since 2011, a number of comprehensive GSE/secondary market legislative reform bills have also been introduced or discussed in the U.S. Congress, differing with regard to the future role of the GSEs, the overall structure of the secondary market and the role of the Federal government within the mortgage market. In addition, the size, complexity and centrality of the GSEs to the current housing finance system and the importance of housing to the economy make the transition to any new housing finance system difficult.

Any changes to the charters or statutory authorities of the GSEs would require Congressional action to implement. Congress, however, has not enacted any legislation to date. We believe that the continuing conservatorship of the GSEs by the FHFA makes it likely that the U.S. Congress will eventually address the role and purpose of the GSEs in the U.S. housing market and potentially legislate structural and other changes to the GSEs and the functioning of the secondary mortgage market. New Federal legislation could reduce the level of private mortgage insurance coverage used by the GSEs as credit enhancement, eliminate the requirement altogether or otherwise alter or eliminate the role of the GSEs, and thereby materially affect our ability to compete, demand for our products and the profitability of our business.

There can be no assurance that other Federal laws and regulations affecting these institutions and entities will not change, or that new legislation or regulations will not be adopted that will adversely affect the private mortgage insurance industry. See "Risk Factors—Risks Relating to Regulation and Litigation—*Legislative or regulatory actions or decisions to change the role of the GSEs in the U.S. housing market generally, or changes to the charters of the GSEs with regard to the use of credit enhancements generally and private mortgage insurance specifically, could reduce our revenues or adversely affect our profitability and returns*" and "—*Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns.*"

FHA Reform

We compete with the single-family mortgage insurance programs of the FHA, which is part of HUD. The most recent FHA report to Congress dated November 15, 2022 on the financial status of the FHA Mutual Mortgage Insurance Fund, or MMIF, showed the capital reserve ratio of the MMIF at 11.1%, above the Congressionally mandated required minimum level of 2%.

Basel Committee Capital Adequacy Requirements

In 1988, the Basel Committee on Banking Supervision, which we refer to as the "Basel Committee," developed the Basel Capital Accord, which we refer to as "Basel I," which set out international benchmarks for assessing banks' capital adequacy requirements. In 2005, the Basel Committee issued an update to Basel I, which we refer to as "Basel II", which, among other things, sets forth capital treatment of mortgage insurance purchased and held on balance sheet by banks in respect of their origination and securitization activities. Following the financial crisis of 2008, the Basel Committee made further revisions that established risk-based capital and leverage capital requirements for most United States banking organizations through further revisions to Basel II, which we refer to as "Basel III" (although banking organizations with less than $10 billion in total assets may now choose to comply with an alternative community bank leverage ratio framework established by the Federal Banking Agencies in 2019).

In December 2017, the Basel Committee published final revisions to the Basel III capital framework, which we refer to as "Basel IV", which were generally targeted for implementation by each participating country by January 1, 2022. However, as a result of the COVID-19 pandemic, the implementation date of the Basel IV standards has been postponed by one year to January 1, 2023. A number of countries have announced that they are not expected to meet the revised timeline. For example, the United Kingdom ("UK") and the European Union ("EU") have each separately targeted an effective date of January 1, 2025 for their rules implementing the Basel IV reforms to enter into force, but there is some divergence between the content of the UK and EU legislative proposals for implementation. Under these revisions to the international framework, banks using the standardized approach to determine their credit risk may consider mortgage insurance in calculating the exposure amount for real estate, but will determine the risk-weight for residential mortgages based on the LTV ratio at loan origination, without consideration of mortgage insurance. Under the standardized approach, after the appropriate risk-weight is determined, the existence of mortgage insurance could be considered, but only if the company issuing the insurance has a lower risk-weight than the underlying exposure. Mortgage insurance issued by private companies would not meet this test. Therefore, under Basel IV, mortgage insurance could not mitigate credit and lower the capital charge under the standardized approach. It is possible that the Federal Banking Agencies could determine that their current capital rules are at least as stringent as under Basel IV, in which case no change would be mandated. However, if the Federal Banking Agencies decide to implement Basel IV as specifically drafted by the Basel Committee, mortgage insurance would not lower the LTV ratio of residential loans for capital purposes, and therefore may decrease the demand for mortgage insurance. With respect to any U.S. implementation of Basel IV's revised standards, the relevant U.S. banking regulators are expected to issue notice of proposed rulemaking for public comment. The timing, scope, and content of any such proposed rulemaking and any potential impact it may have, as well as whether any new guidelines will be proposed or finalized in the United States in response to Basel IV remains uncertain.

See "Risk Factors—Risks Relating to Regulation and Litigation—*The implementation of the Basel rules may discourage the use of mortgage insurance*."

Bermuda Insurance Regulation

The Insurance Act 1978 of Bermuda and related regulations, as amended, or the Insurance Act, regulates the insurance business of our Bermuda-based reinsurance subsidiary, Essent Reinsurance Ltd., and provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority, or the BMA. In deciding whether to grant registration, the BMA has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise to operate an insurance business. In addition, the BMA is required by the Insurance Act to determine whether a person who proposes to control 10%, 20%, 33% or 50% (as applicable) of the voting powers of a Bermuda-registered insurer or its parent company is a fit and proper person to exercise such degree of control.

The continued registration of an applicant as an insurer is subject to the applicant complying with the terms of its registration and such other conditions as the BMA may impose from time to time. The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies.

The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards as well as auditing and reporting requirements. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers

The Insurance Act distinguishes between insurers carrying on long-term business, insurers carrying on special purpose business and insurers carrying on general business. There are six classifications of insurers carrying on general business (Classes 1, 2, 3, 3A, 3B, and 4) with Class 1 insurers subject to the lightest regulation and Class 4 insurers subject to the strictest regulation.

Essent Reinsurance Ltd., which is incorporated in Bermuda to carry on general insurance and reinsurance business, is registered as a Class 3A insurer in Bermuda and is regulated as such under the Insurance Act. We are not, however, licensed in Bermuda to carry on long-term business. Long-term business broadly includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that is not long-term business.

Cancellation of Insurer's Registration

An insurer's registration may be cancelled by the BMA on certain grounds specified in the Insurance Act. Failure of the insurer to comply with its obligations under the Insurance Act, or if the BMA believes that the insurer has not been carrying on business in accordance with sound insurance principles, would be such grounds.

Principal Representative

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, Essent Reinsurance Ltd.'s principal representative is Artex Risk Solutions and its principal office for these purposes is the offices of Artex. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative to forthwith notify the BMA where the principal representative believes there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred. Examples of such a reportable "event" include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or a liquidity or other ratio. Within 14 days of such notification to the BMA, the principal representative must furnish the BMA with a written report setting out all the particulars of the case that are available to the principal representative.

Independent Approved Auditor

A Class 3A insurer must appoint an independent auditor who will annually audit and report on the insurer's financial statements prepared under generally accepted accounting principles or international financial reporting standards, statutory financial statements and statutory financial returns each of which are required to be filed annually with the BMA. The auditor must be approved by the BMA as the independent auditor of the insurer. If the insurer fails to appoint an approved auditor or at any time fails to fill a vacancy for such auditor, the BMA may appoint an approved auditor for the insurer and shall fix the remuneration to be paid to the approved auditor within 14 days, if not agreed sooner by the insurer and the auditor.

Loss Reserve Specialist

A Class 3A insurer is required to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its losses and loss expenses provisions. The loss reserve specialist will normally be a qualified casualty actuary and must be approved by the BMA.

Annual Financial Statements

A Class 3A insurer is required to prepare annual GAAP financial statements and statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, income statement, a statement of capital and surplus, and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer. An insurer is required to file with the BMA the annual GAAP financial statements and statutory financial statements within four months from the end of the relevant financial year (unless specifically extended). The statutory financial statements do not form part of the public records maintained by the BMA but the GAAP financial statements are available for public inspection.

Annual Statutory Financial Return

An insurer is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return includes, among other matters, a report of the approved independent auditor on the statutory financial statements of the insurer, a general business solvency certificate, the statutory financial statements themselves and the opinion of the loss reserve specialist. The principal representative and at least two directors of the insurer must sign the solvency certificate. The directors are required to certify whether the minimum solvency margin has been met, and the independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return. The statutory financial return is not available for public inspection.

Minimum Solvency Margin, Enhanced Capital Requirement and Restrictions on Dividends and Distributions

A Class 3A insurer must maintain at all times a solvency margin and an enhanced capital requirement in accordance with the provisions of the Insurance Act. Each year the insurer is required to file with the BMA a capital and solvency return within four months of its relevant financial year end (unless specifically extended). The prescribed form of capital and solvency return comprises the insurer's Bermuda Solvency Capital Requirement model, a schedule of fixed income investments by rating categories, a schedule of net loss and loss expense provisions by line of business, a schedule of premiums written by line of business, a schedule of risk management and a schedule of fixed income securities.

The Insurance Act mandates certain actions and filings with the BMA if a Class 3A insurer fails to meet and/or maintain its enhanced capital requirement or solvency margin including the filing of a written report detailing the circumstances giving rise to the failure and the manner and time within which the insurer intends to rectify the failure. A Class 3A insurer is prohibited from declaring or paying a dividend if in breach of its enhanced capital requirement, solvency margin or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA. Class 3A insurers must obtain the BMA's prior approval for a reduction by 15% or more of the total statutory capital as set forth in its previous year's financial statements. These restrictions on declaring or paying dividends and distributions under the Insurance Act are in addition to those under the Companies Act which apply to all Bermuda companies.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable.

There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans.

The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

Supervision, Investigation and Intervention

The BMA may appoint an inspector with powers to investigate the affairs of an insurer if the BMA believes that an investigation is required in the interests of the insurer's policyholders or potential policyholders. In order to verify or supplement information otherwise provided to the inspector, the BMA may direct an insurer to produce documents or information relating to matters connected with its business.

An inspector may examine on oath any past or present officer, employee or insurance manager of the insurer under investigation in relation to its business and apply to the court in Bermuda for an order that other persons may also be examined on any matter relevant to the investigation. It shall be the duty of any insurer in relation to whose affairs an inspector has been appointed and of any past or present officer, employee or insurance manager of such insurer, to produce to the inspector on request all books, records and documents relating to the insurer under investigation which are in its or his custody or control and otherwise to give to the inspector all assistance in connection with the investigation which it or he is reasonably able to give.

If it appears to the BMA that there is a risk of an insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase its liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments, (7) to limit its premium income, (8) not to enter into any specified transaction with any specified persons or persons of a specified class, (9) to provide such written particulars relating to the financial circumstances of the insurer as the BMA thinks fit, (10) to obtain the opinion of a loss reserve specialist and to submit it to the BMA and (11) to remove a controller or officer.

Disclosure of Information

In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to the BMA. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides for sanctions for breach of the statutory duty of confidentiality.

Human Capital Management

We believe that attracting, developing and retaining quality employees is imperative to a vibrant, successful and sustainable business model. We make significant investments in our employees, providing a wide range of continuing education opportunities to support their professional growth and success.

As of December 31, 2022, we had a total of 346 employees, including 341 employees based in our Radnor, PA, Winston-Salem, NC, New York, NY and Reston, VA locations, or remotely throughout the United States, and 5 employees located in Hamilton, Bermuda. None of our employees are represented by a labor union and we consider our employee relations to be good. We also periodically engage contractors who provide services to us on a temporary basis.

We believe that our "do the right thing" culture has enabled us to achieve our approximately 95% retention rate over the past 5 years. We design compelling job opportunities, aligned with our mission, in a fast-paced, results-driven work environment. The process through which we recruit employees has an impact on the quality, diversity and timing of filling positions. Open positions may be filled internally through our internal posting process or externally through a combination of broadly available Internet job boards as well as college placement services, trade journals, newspapers and professional recruiting firms.

Employee engagement begins at the time of hire by paying a fair and livable wage and providing medical, dental, vision, prescription, life and long- and short-term disability coverage to full-time employees. We contribute generously to the retirement savings plans of our U.S.-based employees, with an immediately vested non-discretionary matching contribution to our 401(k) plan in an amount equal to 100% of up to the first 5% of an employee's eligible compensation. We so strongly believe that all employees should make good decisions, do the right thing and act like owners that we have made all employees owners through a share grant program. As of December 31, 2022, approximately 90% of our current workforce have been granted awards for equity shares in our company.

We offer varied employee training, development, mentorship and leadership opportunities and encourage our employees to continue to develop in their careers. We provide compliance and job-related training to all newly hired employees, as well as annual compliance training, to ensure their ongoing success. We also provide many opportunities throughout the year to participate in sales, underwriting, risk management and other related training, as well as education around how to stay connected virtually and have held numerous classes around video conferencing options. We also have a tuition reimbursement program and offer certifications and professional training opportunities, including MBA certifications, Nationwide Multistate Licensing System & Registry (NMLS) continuing education for underwriters and other professional training in areas including but not limited to cybersecurity, risk, accountancy, actuarial sciences, human resources, underwriting, information technology, appraisals, marketing and project management.

We value honest and timely feedback. We use a third-party firm to periodically conduct anonymous employee-wide engagement surveys, as well as targeted "pulse" surveys, to identify areas of strength and opportunities for improvement and to ensure continued engagement and retention of our employees.

We believe a diverse and inclusive workforce provides for a broad array of viewpoints, talents and skills and assists in building a sustainable future. We are focused on cultivating a diverse and inclusive culture where our employees can freely bring diverse perspectives and varied experiences to work. We seek to hire and retain highly talented employees and empower them to create value for our shareholders. In our employee recruitment and selection process and operation of our business, we adhere to equal employment opportunity policies and encourage the participation of our employees in training programs that will enhance their effectiveness in the performance of their duties. As of December 31, 2022, approximately 63% of our workforce was comprised of women and minorities.

For additional information, please see the section titled "Social Issues and Human Capital" in our 2022 Proxy Statement.

Corporate Structure

Essent Group Ltd. was organized as a limited liability company under the laws of Bermuda on July 1, 2008. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and our telephone number is (441) 297-9901. Our corporate website address is www.essentgroup.com. The information contained on, or accessible through, our corporate website does not constitute part of this Annual Report.

Our primary mortgage insurance operations are conducted through Essent Guaranty, Inc., a Pennsylvania-domiciled insurer which is a monoline insurance company licensed in all 50 states and the District of Columbia. We also have a wholly-owned Bermuda-domiciled reinsurer, Essent Reinsurance Ltd., which has a Class 3A insurance license issued by the Bermuda Monetary Authority.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information with the SEC. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address of that site is http://www.sec.gov. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information filed by us with the SEC are available, without charge, on our Internet web site, http://www.essentgroup.com, as soon as reasonably practicable after they are filed electronically with the SEC. Copies are also available, without charge, by writing to Secretary, Essent Group Ltd., Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The information on our website is not a part of this Annual Report on Form 10-K.

ITEM 1A.   RISK FACTORS

Our current business and future results may be affected by a number of risks and uncertainties, including those described below. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Relating to the Operation of Our Business

Intense competition within the private mortgage insurance industry could result in the loss of customers, lower premiums, wider credit guidelines and other changes which could lower our revenues or raise our costs.

The private mortgage insurance industry is intensely competitive, with six private mortgage insurers currently approved and eligible to write business for the GSEs. We compete with other private mortgage insurers on the basis of pricing, terms and conditions, underwriting guidelines, loss mitigation practices, financial strength, reputation, customer relationships, service and other factors. One or more private mortgage insurers may seek increased market share from government-supported insurance programs, such as those sponsored by the FHA, or from other private mortgage insurers by reducing pricing, loosening their underwriting guidelines or relaxing their risk management practices, which could, in turn, improve their competitive position in the industry and negatively impact our level of new insurance written, or NIW. A decline in industry NIW might result in increased competition as certain private mortgage insurance companies may seek to maintain their NIW levels within a smaller market. In addition, the perceived increase in the credit quality of loans that currently are being insured, the relative financial strength of the existing mortgage insurance companies and the possibility of the private mortgage insurance market acquiring a greater share of the overall mortgage insurance market may encourage new entrants into the private mortgage insurance industry, which could further increase competition in our business.

Our revenues, profitability and returns would decline if we lose a significant customer.

Our mortgage insurance business depends on our relationships with our largest lending customers. Our top ten customers generated 39.9% of our NIW during year ended December 31, 2022, compared to 41.6% and 35.8% for the years ended December 31, 2021 and 2020, respectively. For the year ended December 31, 2022, one customer represented more than 10% of our consolidated revenues. Maintaining our business relationships and business volumes with our largest lending customers remains critical to the success of our business.

Our master policies do not, and by law cannot, require our customers to do business with us. Under the terms of our master policy, our customers, or the parties they designate to service the loans we insure, have the unilateral right to cancel our insurance coverage at any time for any loan that we insure. Upon cancellation of coverage, subject to the type of coverage, we may be required to refund unearned premiums, if any.

In addition, adverse macroeconomic conditions could subject customers to serious financial constraints that may jeopardize the viability of their business plans or their access to additional capital, forcing them to consider alternatives such as bankruptcy or consolidation with others in the industry. Other factors, such as rising interest rates, which could reduce mortgage origination volumes generally, rising costs associated with regulatory compliance and the relative cost of capital, may also result in consolidation among our customers. In the event our customers consolidate, they may revisit their relationships with individual private mortgage insurers, such as us, which could result in a loss of customers or a reduction in our business. The loss of business from a significant customer could have a material adverse effect on the amount of new business we are able to write, and consequently, our revenue, and we can provide no assurance that any loss of business from a significant customer would be replaced from other new or existing lending customers.

The extent to which the COVID-19 pandemic continues to impact our business, results of operations, financial condition and liquidity will depend on numerous evolving factors and future developments that we are not able to predict.

Fannie Mae and Freddie Mac, the primary purchasers of mortgages we insure, adopted relief measures consistent with the CARES Act to assist borrowers impacted by COVID-19. Under these forbearance plans announced by the GSEs and implemented by their servicers, eligible homeowners who were adversely impacted by COVID-19 were permitted to temporarily reduce or suspend their mortgage payments for up to 18 months for borrowers in an active COVID-19 related forbearance as of February 28, 2021. At the end of the forbearance plan, the homeowner was required to pay back their reduced or suspended mortgage payments in one lump sum, but may have been eligible for a number of different options offered by their mortgage servicer, including repayment plans, resuming normal payments or lowering the monthly loan payment through a modification. However, there can be no assurances that homeowners will be able to remain current on their mortgages once the forbearance period ended, and a significant percentage could ultimately default and result in a mortgage insurance claim despite these forbearance programs.

Furthermore, the risk that policy losses and loss adjustment expenses we ultimately incur as a result of COVID-19 and the related economic impact may be substantially different than the loss reserves established on our financial statements at the end of each period. In accordance with industry practice and statutory accounting rules applicable to mortgage guaranty insurance companies, we establish loss reserves only for loans reported to us in default, including forbearance-related defaults. These reserves are established using estimated claim rates and claim amounts in estimating the ultimate loss, which estimates are subject to significant uncertainty given the unprecedented nature and magnitude of the COVID-19 pandemic. In addition, because our reserving method does not account for the impact of future losses that could occur from loans that are not yet delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists.

The actions of the FHFA and the GSEs in response to COVID-19 are likely to continue to significantly impact the United States housing finance system. These actions may include additional PMIERs capital requirements or other material restrictions on us. Because private mortgage insurance is an important component of this system, these actions (as well as other governmental actions in response to the pandemic) may have an adverse impact on our mortgage insurance operations and performance. Moreover, the expiration or discontinuation of any governmental or GSE forbearance or foreclosure relief program could further exacerbate the financial condition of borrowers on loans we insure or economic conditions generally, which could have a material adverse effect our financial condition, results of operations or liquidity.

The amount of insurance we may be able to write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

We compete for business with alternatives to private mortgage insurance, consisting primarily of government-supported mortgage insurance programs as well as home purchase or refinancing alternatives that do not use any form of mortgage insurance.

Government-supported mortgage insurance programs include, but are not limited to federal mortgage insurance programs, including those offered by the FHA and VA, and state-supported mortgage insurance funds, including, but not limited to, those funds supported by the states of California and New York.

Alternatives to mortgage insurance include, but are not limited to:

- lenders and other investors holding mortgages in their portfolios and self-insuring;

- investors using other risk mitigation techniques in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement;

- mortgage sellers retaining at least a 10% participation in a loan or mortgage sellers agreeing to repurchase or replace a loan upon an event of default; and

- lenders originating mortgages using "piggyback structures" which avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

Any of these alternatives to private mortgage insurance could reduce or eliminate the demand for our product, cause us to lose business or limit our ability to attract the business that we would prefer to insure. Government-supported mortgage insurance programs are not subject to the same capital requirements, risk tolerance or business objectives that we and other private mortgage insurance companies are, and therefore, generally have greater financial flexibility in setting their pricing, guidelines and capacity, which could put us at a competitive disadvantage. In addition, loans insured under FHA and other Federal government-supported mortgage insurance programs are eligible for securitization in Ginnie Mae securities, which may be viewed by investors as more desirable than Fannie Mae and Freddie Mac securities due to the explicit backing of Ginnie Mae securities by the full faith and credit of the U.S. Federal government.

Consequently, if the FHA or other government-supported mortgage insurance programs maintain or increase their share of the mortgage insurance market, our business could be affected. Factors that could cause the FHA or other government-supported mortgage insurance programs to maintain or increase their share of the mortgage insurance market include:

- a reduction in the premiums charged for government mortgage insurance or a loosening of underwriting guidelines;

- past and potential future capital constraints in the private mortgage insurance industry;

- increases in premium rates or tightening of underwriting guidelines by private mortgage insurers based on past loan performance or other risk concerns;

- increased levels of loss mitigation activity by private mortgage insurers on older vintage portfolios when compared to the more limited loss mitigation activities of government insurance programs;

- imposition of additional loan level delivery fees by the GSEs on loans that require mortgage insurance;

- increases in GSE guaranty fees and the difference in the spread between Fannie Mae mortgage-backed securities and Ginnie Mae mortgage-backed securities;

- the perceived operational ease of using government insurance compared to the products of private mortgage insurers;

- differences in the enforcement of program requirements by the FHA relative to the enforcement of policy terms by private entities;

- the implementation of new or the amendment of current regulations under the Dodd-Frank Act (particularly with respect to the Qualified Mortgage and Qualified Residential Mortgage rules) and the Basel III Rules, which may be more favorable to the FHA than to private mortgage insurers (see "Risks Related to Regulation and Litigation—*Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ("CFPB") rule defining a qualified mortgage ("QM") reduces the size of the origination market or creates incentives to use government mortgage insurance programs*", "Risks Related to Regulation and Litigation—*The amount of insurance we write could be adversely affected by the implementation of the Dodd-Frank Act's risk retention requirements and the definition of Qualified Residential Mortgage ("QRM")*" and "Risks Related to Regulation and Litigation—*The implementation of the Basel rules discourage the use of mortgage insurance*"); and

- increases in FHA loan limits above GSE loan limits.

Further, at the direction of the FHFA, the GSEs continue to consider new, and to pursue existing, credit risk sharing programs. These programs have included the use of structured finance vehicles and off-shore reinsurance. The growth of these programs and the perception that some of these risk-sharing structures have beneficial features in comparison to private mortgage insurance (e.g. lower costs, reduced counterparty risk due to collateral on hand or more diversified insurance exposures) may create increased competition for mortgage insurance going forward on loans traditionally sold to the GSEs with private mortgage insurance. As part of their expanded risk sharing programs, the GSEs have also piloted programs to directly place mortgage insurance rather than have lenders place the mortgage insurance with private mortgage insurers. No assurances can be given that these practices may not be expanded to cover more loans traditionally insured by lenders with private mortgage insurance prior to sale to the GSEs, which could impact our business.

In addition, in the event that a government-supported mortgage insurance program in one of our markets reduces prices significantly or alters the terms and conditions of its mortgage insurance or other credit enhancement products in furtherance of political, social or other goals rather than a profit motive, we may be unable to compete in that market effectively, which could have an adverse effect on our business, financial condition and operating results.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.

Our ability to write new business depends, among other things, on the origination volume of low down payment mortgages that require mortgage insurance. Factors that affect the volume of low down payment mortgage originations include:

- the level of home mortgage interest rates and the deductibility of mortgage interest and mortgage insurance for income tax purposes;

- the health of the domestic economy as well as conditions in regional and local economies;

- housing affordability;

- population trends, including the rate of household formation;

- the rate of home price appreciation, which in times of significant refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance;

- government housing policies encouraging loans to borrowers that may need low down payment financing, such as first-time homebuyers;

- the extent to which the guaranty fees, loan-level price adjustments, credit underwriting guidelines and other business terms provided by the GSEs affect lenders' willingness to extend credit for low down payment mortgages;

- requirements for ability-to-pay determinations prior to extending credit as discussed below;

- restrictions on mortgage credit due to more stringent underwriting standards and the risk retention requirements for securitized mortgage loans affecting lenders as discussed below; and

- changes in the credit standards, premiums or other terms of obtaining FHA, VA or USDA insurance, which competes directly with private mortgage insurance.

If the volume of low down payment loan originations declines, then our ability to write new policies may suffer, and our revenue and results of operations may be negatively impacted.

We expect our claims to increase as our portfolio matures.

We believe that, based upon our experience and industry data, claims incidence for mortgage insurance is generally highest in the third through sixth years after loan origination. Although the claims experience on new insurance written by us since we began to write coverage in 2010 has been relatively favorable to date, we expect incurred losses and claims to increase as a greater amount of this book of insurance reaches its anticipated period of highest claim frequency. As a result of the significant decrease in our persistency rate largely as a result of a high level of refinancings in 2020 and 2021 triggered by historically low interest rates precipitated by the economic impacts of the COVID-19 pandemic, approximately 84% of our aggregate insurance in force as of December 31, 2022 corresponds to policies we have written since January 1, 2020. The actual default rate and the average reserve per default that we experience as our portfolio matures is difficult to predict, particularly in light of the consequences of the COVID-19 pandemic, and is dependent on the specific characteristics of our current in-force book (including the credit score of the borrower, the loan-to-value ratio of the mortgage, geographic concentrations, etc.), as well as the profile of new business we write in the future. In addition, the default rate and the average reserve per default will be affected by future macroeconomic factors such as housing prices, interest rates and employment as well as the impacts of the COVID-19 pandemic. Incurred losses and claims could be further increased in the future in the event of general economic weakness or decreases in housing values. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial conditions.

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses on risk in force, losses may have a disproportionate adverse effect on our earnings in certain periods.

In accordance with industry practice and statutory accounting rules applicable to mortgage guaranty insurance companies, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred in connection with defaults that have not yet been reported. We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. Because our reserving method does not account for the impact of future losses that could occur from loans that are not yet delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as defaults occur.

A downturn in the U.S. economy, a decline in the value of borrowers' homes from their value at the time their loans close and natural disasters, acts of terrorism or other catastrophic events may result in more homeowners defaulting and could increase our losses.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as increasing unemployment and whether the home of a borrower who defaults on his or her mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. Deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can decrease the willingness of borrowers with sufficient resources to make mortgage payments when the mortgage balance exceeds the value of the home. Housing values may decline even absent deterioration in economic conditions due to declines in demand for homes, which may result from changes in buyers' perceptions of the potential for future appreciation, restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues affecting lenders or other factors, such as the phase-out of the mortgage interest deduction, reductions or elimination in the deductibility of mortgage insurance premiums or changes in the tax treatment of residential property. If our loss projections are inaccurate, our loss payments could materially exceed our expectations resulting in an adverse effect on our financial position and operating results. If economic conditions, such as employment and home prices, are less favorable than we expect, our premiums and underwriting standards may prove inadequate to shield us from a material increase in losses. In addition, natural disasters, such as hurricanes and floods, and acts of terrorism or other catastrophic events could result in increased claims against policies that we have written due to the impact that such events may have on the employment and income of borrowers and the value of affected homes, resulting in defaults on and claims under our policies. We cannot assure you that any strategies we may employ to mitigate the impact on us of such events, including limitations under our master policy on the payment of claims in certain circumstances where a property is damaged, the dispersal of our risk by geography and the potential use of third-party reinsurance structures, will be successful.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and cause a decline in our revenue.

Generally, in each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. A lower level of persistency could reduce our future revenues. Our annual persistency rate was 82.1%, 65.4% and 60.1% at December 31, 2022, 2021 and 2020, respectively. The factors affecting the persistency of our insurance portfolio include:

- the level of current mortgage interest rates compared to the mortgage interest rates on the insurance in force, which affects the incentives of borrowers we have insured to refinance;

- the amount of equity in a home, as homeowners with more equity in their homes can generally more readily move to a new residence or refinance their existing mortgage;

- the rate at which homeowners sell their existing homes and move to new locations, generally referred to as housing turnover, with more rapid economic growth and stronger job markets tending to increase housing turnover;

- the mortgage insurance cancellation policies of mortgage investors along with the current values of the homes underlying the mortgages in the insurance in force; and

- the cancellation of borrower-paid mortgage insurance mandated by law based on the amortization schedule of the loan, which generally occurs sooner the lower the note rate of the insured loan.

If interest rates rise, persistency is likely to increase, which may extend the average life of our insured portfolio and result in higher levels of future claims as more loans remain outstanding.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and, as a result, any inadequacy could materially affect our financial condition and results of operations.

Our mortgage insurance premium rates may not be adequate to cover future losses. We set premiums at the time a policy is issued based on a number of factors, including our expectations regarding likely mortgage performance over the expected life of the coverage as well as competition from other private mortgage insurers, government programs and other products. These expectations may prove to be incorrect. Generally, we cannot cancel mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. Should we wish to increase our premium rates, any such change would be prospectively applied to new policies written, and the changes would be subject to approval by state regulatory agencies, which may delay or limit our ability to increase our premium rates.

Our success depends, in part, on our ability to manage risks in our investment portfolio.

A substantial majority of our investment portfolio consists of investment-grade debt obligations. Our investments are subject to fluctuations in value as a result of broad changes in market conditions as well as risks inherent in particular securities. Changing market conditions could materially impact the future valuation of securities in our investment portfolio, which may cause us to impair, in the future, some portion of the value of those securities and which could have a significant adverse effect on our liquidity, financial condition and operating results.

Income from our investment portfolio is a source of cash flow to support our operations and make claim payments. If we, or our investment advisors, improperly structure our investments to meet those future liabilities or we have unexpected losses, including losses resulting from the forced liquidation of investments before their maturity, we may be unable to meet those obligations. Our investments and investment policies are subject to state insurance laws, which results in our portfolio being predominantly limited to highly rated fixed income securities. If interest rates rise above the rates on our fixed income securities, the market value of our investment portfolio would decrease. Any significant decrease in the value of our investment portfolio would adversely impact our financial condition.

In addition, compared to historical averages, interest rates and investment yields on highly rated investments have generally been low during the period in which we purchased the securities in our portfolio, which limits the investment income we can generate. We depend on our investments as a source of revenue, and a prolonged period of low investment yields would have an adverse impact on our revenues and could adversely affect our operating results.

As part of our overall investment strategy, we also allocate a relatively small percentage of our portfolio to limited partnership investments in real estate, consumer credit and traditional venture capital and private equity investments. Fluctuations in the fair value of these entities may increase the volatility of our reported results of operations.

We may be forced to change our investments or investment policies depending upon regulatory, economic and market conditions, and our existing or anticipated financial condition and operating requirements, including the tax position, of our business. Our investment objectives may not be achieved. Although our portfolio consists predominantly of investment-grade fixed income securities and complies with applicable regulatory requirements, the success of our investment activity and the value of our portfolio is affected by general economic conditions, which may adversely affect the markets for credit and interest-rate-sensitive securities, including the extent and timing of investor participation in these markets and the level and volatility of interest rates.

Because loss reserve estimates are subject to uncertainties and are based on assumptions that may be volatile, ultimate losses may be substantially different than our loss reserves.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss on delinquent loans. The estimated claim rates and claim amounts represent our best estimates of what we will actually pay on the loans in default as of the reserve date. Our master policy provides us the right to rescind or deny claims under certain circumstances. Our reserve calculations do not currently include any estimate for claim rescissions, but we may be required to do so at some later time to ensure that our reserves meet the requirements of accounting principles generally accepted in the United States.

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. Our estimates of claim rates and claim sizes will be strongly influenced by prevailing economic conditions, such as current rates or trends in unemployment, housing price appreciation and/or interest rates, and our best judgments as to the future values or trends of these macroeconomic factors. If prevailing economic conditions deteriorate suddenly and/or unexpectedly, our estimates of loss reserves could be materially understated, which may adversely impact our financial condition and operating results. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not be substantially different than our loss reserves.

A downgrade in our financial strength ratings may adversely affect the amount of business that we write.

Financial strength ratings, which various ratings organizations publish as a measure of an insurance company's ability to meet contractholder and policyholder obligations, are important to maintain confidence in our products and our competitive position. A downgrade in our financial strength ratings, or the announced potential for a downgrade, could have an adverse effect on our financial condition and results of operations in many ways, including: (i) increased scrutiny of us and our financial condition by our customers, potentially resulting in a decrease in the amount of new insurance policies that we write; (ii) requiring us to reduce the premiums that we charge for mortgage insurance in order to remain competitive; and (iii) adversely affecting our ability to obtain reinsurance or to obtain reasonable pricing on reinsurance. A ratings downgrade could also increase our cost of capital and limit our access to the capital markets.

In addition, if the GSEs renew their historical focus on financial strength or other third-party credit ratings as components of their eligibility requirements for private mortgage insurers and do not set such requirements at a level that we can satisfy, or if as a result of a downgrade we would no longer comply with such rating requirements, our revenues and results of operations would be materially adversely affected. See "—*Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns*" and "Business—Regulation—Direct U.S. Regulation—GSE Qualified Mortgage Insurer Requirements."

If servicers fail to adhere to appropriate servicing standards or experience disruptions to their businesses, our losses could unexpectedly increase.

We depend on reliable, consistent third-party servicing of the loans that we insure. Among other things, our mortgage insurance policies require our policyholders and their servicers to timely submit premium and monthly insurance in force and default reports and utilize commercially reasonable efforts to limit and mitigate loss when a loan is in default. If one or more servicers were to experience adverse effects to its business, such servicers could experience delays in their reporting and premium payment requirements. Without reliable, consistent third-party servicing, our insurance subsidiaries may be unable to correctly record new loans as they are underwritten, receive and process payments on insured loans and/or properly recognize and establish loss reserves on loans when a default exists or occurs but is not reported to us. In addition, if these servicers fail to limit and mitigate losses when appropriate, our losses may unexpectedly increase. Significant failures by large servicers or disruptions in the servicing of mortgage loans covered by our insurance policies would adversely impact our business, financial condition and operating results.

Furthermore, we have delegated to the GSEs, who have in turn delegated to most of their servicers, authority to accept modifications, short sales and deeds-in-lieu of foreclosure on loans we insure. Servicers are required to operate under protocols established by the GSEs in accepting these loss mitigation alternatives. We are dependent upon servicers in making these decisions and mitigating our exposure to losses. In some cases, loss mitigation decisions favorable to the GSEs may not be favorable to us, and may increase the incidence of paid claims. Inappropriate delegation protocols or failure of servicers to service in accordance with the protocols may increase the magnitude of our losses and have an adverse effect on our business, financial condition and operating results. Our delegation of loss mitigation decisions to the GSEs is subject to cancellation but exercise of our cancellation rights may have an adverse impact on our relationship with the GSEs and lenders.

Our delegated underwriting program may subject our mortgage insurance business to unanticipated claims.

In our mortgage insurance business, we enter into agreements with our customers that commit us to insure loans made by them using pre-established underwriting guidelines. Once we accept a customer into our delegated underwriting program, we generally insure a loan originated by that customer without re-confirming the customer followed our specified underwriting guidelines. Under this program, a customer could commit us to insure a material number of loans with unacceptable risk profiles before we discover the problem and terminate that customer's delegated underwriting authority or pursue other rights that may be available to us, such as our rights to rescind coverage or deny claims, which rights are limited by the terms of our master policy.

We face risks associated with our contract underwriting business.

We provide contract underwriting services for certain of our customers, including on loans for which we are not providing mortgage insurance. For substantially all of the existing loans that were originated through our contract underwriting services, we have agreed that if we make a material error in providing these services and the error leads to a loss for the customer, the customer may, subject to certain conditions and limitations, claim a remedy. Accordingly, we have assumed some risk in connection with providing these services. We also face regulatory and litigation risk in providing these services.

Our information technology systems may become outmoded, be temporarily interrupted or fail thereby causing us to fail to meet our customers' demands.

Our business is highly dependent on the effective operation of our information technology systems, which are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attacks, security breaches, catastrophic events and errors in usage. Although we have disaster recovery and business continuity plans in place, we may not be able to adequately execute these plans in a timely fashion. Additionally, we may not satisfy our customers' requirements if we fail to invest sufficient resources in, or otherwise are unable to maintain and upgrade our information technology systems. Because we rely on our information technology systems for many critical functions, including connecting with our customers, if such systems were to fail or become outmoded, we may experience a significant disruption in our operations and in the business we receive, which could negatively affect our operating results, financial condition and profitability.

The security of our information technology systems may be compromised and confidential information, including non-public personal information that we maintain, could be improperly disclosed.

Our information technology systems may be vulnerable to physical or electronic intrusions, computer viruses or other attacks. As part of our business, we maintain large amounts of confidential information, including non-public personal information on consumers and our employees. Breaches in security could result in the loss or misuse of this information, which could, in turn, result in potential regulatory actions or litigation, including material claims for damages, interruption to our operations, damage to our reputation or otherwise have a material adverse effect on our business, financial condition and operating results. Although we believe that we have appropriate information security policies and systems in place in order to prevent unauthorized use or disclosure of confidential information, including non-public personal information, there can be no assurance that such use or disclosure will not occur.

We may not be able to collect all amounts due to us from reinsurers and reinsurance coverage may not be available to us in the future at commercially reasonable rates or at all.

We have ceded to third-party reinsurers and special purpose reinsurers funded through the issuance of insurance-linked notes certain risk that we have insured in order to limit our maximum net loss arising in periods of elevated claims as well as to claim reinsurance credit and capital relief under insurance laws applicable to us and the regulations of the GSEs. Although the reinsurers to which we have ceded such risk are liable to us to the extent of the ceded insurance, we remain liable as the direct insurer on all risks so reinsured. As a result, our reinsurance arrangements do not fully eliminate our obligation to pay claims, and we have assumed credit risk with respect to our ability to recover amounts due from our reinsurers. We may not be able to collect all amounts due to us from reinsurers, which could have a material adverse effect on our results of operations or financial condition.

The availability and cost of reinsurance are subject to prevailing market conditions that are beyond our control. For example, reinsurance may be more difficult or costly to obtain following an economic downturn that results in a significant negative impact on the U.S. housing market. No assurances can be made that reinsurance will remain continuously available to us in amounts that we consider sufficient and at rates that we consider acceptable, which would cause us to increase the amount of risk we retain, reduce the amount of business we write or look for alternatives to reinsurance. If investors are unwilling to purchase, or to purchase at a reasonable price, insurance-linked notes that fund the type of special purpose reinsurers with which we have entered into reinsurance transactions, we may not be able to obtain reinsurance on business that we write in the future at a level consistent with the reinsurance we have obtained on our current business. This, in turn, could have a material adverse effect on our financial condition or results of operations.

Risks Relating to Regulation and Litigation

Legislative or regulatory actions or decisions to change the role of the GSEs in the U.S. housing market generally, or changes to the charters of the GSEs with regard to the use of credit enhancements generally and private mortgage insurance specifically, could reduce our revenues or adversely affect our profitability and returns.

The Department of the Treasury and the FHFA placed the GSEs into conservatorship in September 2008, putting regulatory and operational control of the GSEs under the auspices of the FHFA. Although we believe the FHFA's conservatorship was intended to be temporary, the GSEs have remained in conservatorship for over 14 years. During that time, there have been a wide-ranging set of GSE and secondary market reform advocacy proposals put forward, including nearly complete privatization of the mortgage market and elimination of the role of the GSEs, recapitalization of the GSEs and a set of alternatives that would combine a Federal role with private capital, some of which eliminate the GSEs and others which envision an ongoing role for the GSEs.

It remains unclear whether any of these legislative or regulatory reforms will be enacted or implemented. Any changes to the charters or statutory authorities of the GSEs would require Congressional action to implement. Passage and timing of any GSE reform legislation or incremental change is uncertain and could change through the legislative process, which could take time, making the actual impact on us difficult to predict. As a result of the uncertainty regarding resolution of the conservatorship of the GSEs and the proper structure of any new secondary mortgage market, as well as the Federal government's increased role within the housing market since the start of the recent financial crisis, we cannot predict how or when the role of the GSEs may change. In addition, the size, complexity and centrality of the GSEs to the current housing finance system and the importance of housing to the nation's economy make the transition to any new housing finance system difficult and present risks to market participants, including to us.

The charters of the GSEs currently require certain credit enhancement for low down payment mortgage loans in order for such loans to be eligible for purchase or guarantee by the GSEs, and lenders historically have relied on mortgage insurance to a significant degree in order to satisfy these credit enhancement requirements. Because the overwhelming majority of our current and expected future business is the provision of mortgage insurance on loans sold to the GSEs, if the charters of the GSEs are amended to change or eliminate the acceptability of private mortgage insurance in their purchasing practices, then our volume of new business and our revenue may decline significantly.

Changes to the statutory requirements of the FHFA's conservatorship of the GSEs, the elimination of the GSEs or the replacement of the GSEs with any successor entities or structures, or changes to the GSE charters would require Federal legislative action, which makes predicting the timing or substance of such changes difficult. As a result, it is uncertain what role the GSEs, the FHFA, the government and private capital, including private mortgage insurance, will play in the U.S. housing finance system in the future or the impact and timing of any such changes on the market and our business.

Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns.

Our business model is highly dependent on the GSEs, as the GSEs are the primary beneficiaries of most of our mortgage insurance policies. The GSEs' business practices may be impacted by their results of operations, administrative policy decisions or legislative or regulatory changes. Recently, the GSEs have been focused on, among other things, supporting the housing finance system during times of stress as is currently occurring as a result of the COVID-19 pandemic, as well as equitable and affordable housing initiatives. Changes in the business practices of the GSEs, which can be implemented by the GSEs at the FHFA's direction, could negatively impact our operating results and financial performance, including changes to:

- the level of coverage when private mortgage insurance is used to satisfy the GSEs' charter requirements on low down payment mortgages;

- the overall level of guaranty fees or the amount of loan level delivery fees that the GSEs assess on loans that require mortgage insurance;

- the GSEs' influence in the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection;

- the underwriting standards that determine what loans are eligible for purchase by the GSEs, which can affect the volume and quality of the risk insured by the mortgage insurer;

- the terms on which mortgage insurance coverage may be cancelled, including GSE requirements and programs that permit cancellation prior to reaching the applicable thresholds and conditions established by HOPA;

- programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs;

- the extent to which the GSEs establish requirements for mortgage insurers' rescission practices or rescission settlement practices with lenders;

- the size of loans that are eligible for purchase or guaranty by the GSEs, which if reduced or otherwise limited may reduce the overall level of business and the number of low down payment loans with mortgage insurance that the GSEs purchase or guaranty; and

- requirements for a mortgage insurer to become and remain an approved eligible insurer for the GSEs, including, among other items, minimum capital adequacy targets, the credit received against such capital requirements for reinsurance, and the terms that the GSEs require to be included in mortgage insurance master policies for loans that they purchase or guaranty.

Fannie Mae and Freddie Mac maintain coordinated Private Mortgage Insurer Eligibility Requirements, which we refer to as the "PMIERs". The PMIERs represent the standards by which private mortgage insurers are eligible to provide mortgage insurance on loans owned or guaranteed by Fannie Mae and Freddie Mac. The PMIERs include financial strength requirements incorporating a risk-based framework that require approved insurers to have a sufficient level of liquid assets from which to pay claims. The PMIERs also include enhanced operational performance expectations and standards relating to rescission rights, and define remedial actions that apply should an approved insurer fail to comply with these requirements. Future revisions to these eligibility requirements could negatively impact our ability to write mortgage insurance at our current levels, generate the returns we anticipate from our business or otherwise participate in the private mortgage insurance market at all. See "Business —Regulation—Direct U.S. Regulation—GSE Qualified Mortgage Insurer Requirements" above.

Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ("CFPB") rule defining a qualified mortgage ("QM") reduces the size of the origination market or creates incentives to use government mortgage insurance programs.

The Dodd-Frank Act established the CFPB to regulate the offering and provision of consumer financial products and services under Federal law, including residential mortgages, and generally requires creditors to make a reasonable, good faith determination of a consumer's ability-to-repay any consumer credit transaction secured by a dwelling prior to effecting such transaction. The CFPB is authorized to issue the regulations governing a good faith determination; the Dodd-Frank Act, however, provides a statutory presumption of eligibility of loans that satisfy the QM definition. The CFPB's final rule defining what constitutes a QM, which we refer to as the "QM Rule," a loan is deemed to be a QM if, among other factors:

- the term of the loan is less than or equal to 30 years;

- there are no negative amortization, interest only or balloon features;

- the lender properly documents the loan in accordance with the requirements;

- the total "points and fees" do not exceed certain thresholds, generally 3% of the total loan amount; and

- the total debt-to-income ratio of the borrower does not exceed 43%.

Under the QM Rule, a loan receives a conclusive presumption that the consumer had the ability to repay if the annual percentage rate does not exceed the average prime offer rate (APOR) for a comparable transaction by 1.5 percentage points or more as of the date the interest rate is set. A loan receives a rebuttable presumption that the consumer had the ability to repay if the annual percentage rate exceeds the average prime offer rate for a comparable transaction by 1.5 percentage points or more but by less than 2.25 percentage points.

Failure to comply with the ability-to-repay requirement exposes a lender to substantial potential liability. As a result, we believe that the QM regulations may cause changes in the lending standards and origination practices of our customers. Under the QM Rule, mortgage insurance premiums that are payable by the consumer at or prior to consummation of the loan may be included in the calculation of points and fees, including our borrower-paid single premium products. To the extent the use of private mortgage insurance causes a loan not to meet the definition of a QM, the volume of loans originated with mortgage insurance may decline or cause a change in the mix of premium plans and therefore our profitability.

The amount of insurance we write could be adversely affected by the Dodd-Frank Act's risk retention requirements and the definition of Qualified Residential Mortgage ("QRM").

The Dodd-Frank Act requires an originator or issuer to retain a specified percentage of the credit risk exposure on securitized mortgages that do not meet the definition of QRM. As required by the Dodd-Frank Act, the Office of the Comptroller of the Currency, the Federal Reserve Board, the Federal Deposit Insurance Commission, the Federal Housing Finance Agency, the Securities and Exchange Commission and the Department of Housing and Urban Development adopted in 2015 a joint final rule implementing the Qualified Residential Mortgage, or QRM, which aligns the definition of a QRM loan with that of a QM loan. If, however, the QRM definition is changed (or if the QM definition is amended) in a manner that is unfavorable to us, such as to give no consideration to mortgage insurance in computing LTV or to require a large down payment for a loan to qualify as a QRM, the attractiveness of originating and securitizing loans with lower down payments may be reduced, which may adversely affect the future demand for mortgage insurance.

The implementation of the Basel rules may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision (the "Basel Committee"), developed the Basel Capital Accord ("Basel I"), which sets out international benchmarks for assessing banks' capital adequacy requirements. In 2005, the Basel Committee issued an update to Basel I ("Basel II"), which, among other things, sets forth capital treatment of mortgage insurance purchased and held on balance sheet by banks in respect of their origination and securitization activities. Following the financial crisis of 2008, the Basel Committee made further revisions to Basel II ("Basel III") to improve the quality and quantity of capital banking organizations hold. The Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation (collectively, the "Federal Banking Agencies") implemented Basel III through the adoption of revisions to their regulatory capital rules (the "Basel III Rules"), which establish minimum risk-based capital and leverage capital requirements for most United States banking organizations (although banking organizations with less than $10 billion in total assets may now choose to comply with an alternative community bank leverage ratio framework established by the Federal Banking Agencies in 2019).

If further revisions to the Basel III Rules increase the capital requirements of banking organizations with respect to the residential mortgages we insure or do not provide sufficiently favorable treatment for the use of mortgage insurance purchased in respect of a bank's origination and securitization activities it could adversely affect the demand for mortgage insurance. In December 2017, the Basel Committee published final revisions to the Basel III capital framework ("Basel IV") which member countries were originally expected to by January 1, 2022. However, as a result of the COVID-19 pandemic, the implementation date of the Basel IV standards has been postponed by one year to January 1, 2023. A number of countries have announced that they are not expected to meet the revised timeline. Implementation of the Basel III and Basel IV reforms requires national legislation and, therefore, the final rules and the timetable for their implementation in each jurisdiction may be subject to some level of national variation. For example, the United Kingdom ("UK") and the European Union ("EU") have each separately targeted an effective date of January 1, 2025 for their rules implementing the Basel IV reforms to enter into force, but there is some divergence between the content of the UK and EU legislative proposals for implementation.

Under Basel IV's revisions to the international framework, banks using the standardized approach to determine their credit risk may consider mortgage insurance in calculating the exposure amount for real estate, but will determine the riskweight for residential mortgages based on the LTV ratio at loan origination, without consideration of mortgage insurance. Under the standardized approach, after the appropriate risk-weight is determined, the existence of mortgage insurance could be considered, but only if the company issuing the insurance has a lower risk-weight than the underlying exposure. Mortgage insurance issued by private companies would not meet this test. Therefore, under Basel IV, mortgage insurance could not mitigate credit and lower the capital charge under the standardized approach. It is possible that the Federal Banking Agencies could determine that their current capital rules are at least as stringent as Basel IV, in which case no change would be mandated. However, if the Federal Banking Agencies decide to implement Basel IV as specifically drafted by the Basel Committee, mortgage insurance would not lower the LTV ratio of residential loans for capital purposes, and therefore may decrease the demand for mortgage insurance. Further, it is possible (but not mandated by Basel IV) that the Federal Banking Agencies and the GSEs might likewise discontinue taking mortgage insurance into account when determining a mortgage's LTV ratio for prudential (non-capital) purposes.

Our operating insurance and reinsurance subsidiaries are subject to regulation in various jurisdictions, and material changes in the regulation of their operations could adversely affect us.

Our insurance and reinsurance subsidiaries are subject to government regulation in each of the jurisdictions in which they are licensed or authorized to do business. Governmental agencies have broad administrative power to regulate many aspects of the insurance business, which may include trade and claim practices, accounting methods, premium rates, marketing practices, advertising, policy forms, and capital adequacy. These agencies are concerned primarily with the protection of policyholders rather than shareholders. Moreover, insurance laws and regulations, among other things:

- establish solvency requirements, including minimum reserves and capital and surplus requirements;

- determine the credit that we receive for reinsurance arrangements into which we enter;

- limit the amount of dividends, tax distributions, intercompany loans and other payments our insurance subsidiaries can make without prior regulatory approval; and

- impose restrictions on the amount and type of investments we may hold.

The NAIC examines existing state insurance laws and regulations in the United States. During 2012, the NAIC established a Mortgage Guaranty Insurance Working Group, which we refer to as the "MGIWG," to determine and make recommendations to the NAIC's Financial Condition Committee including, but not limited to, revisions to *Statement of Statutory Accounting Principles (SSAP) No. 58 - Mortgage Guaranty Insurance*. In 2021, the MGIWG adopted a new annual reporting schedule for mortgage insurers that was first required to be submitted by mortgage insurers to state insurance regulators in WI, NC and PA in 2022. In October 2022, the MGIWG released for public comment a draft revised Model Act. The 2023 Adopted Charge of the MGIWG is to finalize the Model Act by the end of March 2023. We cannot predict the effect that any NAIC recommendations or proposed or future legislation or rule-making in the United States or elsewhere may have on our financial condition or operations.

If our Bermuda principal operating subsidiary becomes subject to insurance statutes and regulations in jurisdictions other than Bermuda or if there is a change in Bermuda law or regulations or the application of Bermuda law or regulations, there could be a significant and negative impact on our business.

Our primary reinsurance subsidiary, Essent Reinsurance Ltd., is a registered Bermuda Class 3A insurer pursuant to Section 4 of the Insurance Act 1978. As such, it is subject to regulation and supervision in Bermuda and is not licensed or admitted to do business in any jurisdiction except Bermuda. Generally, Bermuda insurance statutes and regulations applicable to Essent Reinsurance Ltd. are less restrictive than those that would be applicable if they were governed by the laws of any state in the United States. We do not presently intend for Essent Reinsurance Ltd. to be admitted to do business in the United States, the U.K. or any jurisdiction other than Bermuda. However, recent scrutiny of the insurance and reinsurance industry in the United States and other countries could subject Essent Reinsurance Ltd. to additional regulation in the future that may make it unprofitable or illegal to operate a reinsurance business through our Bermuda subsidiary. We cannot assure you that insurance regulators in the United States, the U.K. or elsewhere will not review the activities of Essent Reinsurance Ltd. or its subsidiaries or agents and assert that Essent Reinsurance Ltd. is subject to such jurisdiction's licensing requirements. If in the future Essent Reinsurance Ltd. becomes subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, we cannot assure you that Essent Reinsurance Ltd. would be in compliance with such laws or that complying with such laws would not have a significant and negative effect on our business.

The process of obtaining licenses is very time consuming and costly, and Essent Reinsurance Ltd. may not be able to become licensed in jurisdictions other than Bermuda should we choose to do so. The modification of the conduct of our business that would result if we were required or chose to become licensed in certain jurisdictions could significantly and negatively affect our financial condition and results of operations. In addition, our inability to comply with insurance statutes and regulations could significantly and adversely affect our financial condition and results of operations by limiting our ability to conduct business as well as subject us to penalties and fines.

Because Essent Reinsurance Ltd. is a Bermuda company, it is subject to changes in Bermuda law and regulation that may have an adverse impact on our operations, including through the imposition of tax liability or increased regulatory supervision. Bermuda insurance statutes and the regulations, and policies of the BMA, require Essent Reinsurance Ltd. to, among other things:

- maintain a minimum level of capital and surplus;

- maintain an enhanced capital requirement, general business solvency margins and a minimum liquidity ratio;

- restrict dividends and distributions;

- obtain prior approval regarding the ownership and transfer of shares;

- maintain a principal office and appoint and maintain a principal representative in Bermuda;

- file annual financial statements, an annual statutory financial return and an annual capital and solvency return; and

- allow for the performance of certain periodic examinations of Essent Reinsurance Ltd. and its financial condition.

These statutes and regulations may restrict Essent Reinsurance Ltd.'s ability to write insurance and reinsurance policies, distribute funds and pursue its investment strategy. In addition, Essent Reinsurance Ltd. is exposed to any changes in the political environment in Bermuda. The Bermuda insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including the U.K. As a result of the delay in implementation of Solvency II Directive 2009/138/EC ("Solvency II"), it is unclear when the European Commission will make a final decision on whether or not it will recognize the solvency regime in Bermuda to be equivalent to that laid down in Solvency II. While we cannot predict the future impact on our operations of changes in the laws and regulation to which we are or may become subject, any such changes could have a material adverse effect on our business, financial condition and results of operations.

The mortgage insurance industry is, and as a participant in that industry we are, subject to litigation and regulatory risk generally.

The mortgage insurance industry faces litigation risk in the ordinary course of operations, including the risk of class action lawsuits and administrative enforcement by Federal and state agencies. Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Mortgage insurers have been involved in class action litigation alleging violations of Section 8 of the Real Estate Settlement Procedures Act of 1974, or RESPA, and the Fair Credit Reporting Act, or FCRA. Section 8 of RESPA generally precludes mortgage insurers from paying referral fees to mortgage lenders for the referral of mortgage insurance business. This limitation also can prohibit providing services or products to mortgage lenders free of charge, charging fees for services that are lower than their reasonable or fair market value and paying fees for services that mortgage lenders provide that are higher than their reasonable or fair market value, in exchange for the referral of mortgage insurance business services. Violations of the referral fee limitations of RESPA may be enforced by the CFPB, HUD, the Department of Justice, state attorneys general and state insurance commissioners, as well as by private litigants in class actions. In the past, a number of lawsuits have challenged the actions of private mortgage insurers under RESPA, alleging that the insurers have violated the referral fee prohibition by entering into captive reinsurance arrangements or providing products or services to mortgage lenders at improperly reduced prices in return for the referral of mortgage insurance, including the provision of contract underwriting services. In addition to these private lawsuits, other private mortgage insurance companies have received civil investigative demands from, and entered into consent orders with, the CFPB as part of its investigation to determine whether mortgage lenders and mortgage insurance providers engaged in acts or practices in connection with their captive mortgage insurance arrangements in violation of RESPA, the Consumer Financial Protection Act and the Dodd-Frank Act. The CFPB's ruling in its enforcement order against PHH Corporation for alleged RESPA violations stemming from captive mortgage insurance arrangements was overturned on appeal by a panel of the U.S. Court of Appeals for the D.C. Circuit, a decision affirmed in January 2018 by the D.C. Circuit en banc. Although we did not participate in the practices that were the subject of the CFPB consent orders or the PHH case, the private mortgage insurance industry and our insurance subsidiaries are subject to substantial Federal and state regulation. Increased Federal or state regulatory scrutiny could lead to new legal precedents, new regulations or new practices, or regulatory actions or investigations, which could adversely affect our financial condition and operating results.

Risks Relating to Taxes and Our Corporate Structure

We and our non-U.S. subsidiaries may become subject to U.S. Federal income and branch profits taxation.

Essent Group Ltd. and Essent Reinsurance Ltd. intend to operate their business in a manner that will not cause them to be treated as engaged in a trade or business in the United States and, thus, will not be required to pay U.S. Federal income and branch profits taxes (other than U.S. excise taxes on insurance and reinsurance premium and withholding taxes on certain U.S.

source investment income, and dividends paid from U.S. subsidiaries) on their income. However, because there is uncertainty as to the activities which constitute being engaged in a trade or business in the United States, there can be no assurances that the U.S. Internal Revenue Service (the "IRS") will not contend successfully that Essent Group Ltd. or its non-U.S. subsidiaries are engaged in a trade or business in the United States. In addition, Section 845 of the Internal Revenue Code of 1986, as amended (the "Code"), was amended in 2004 to permit the IRS to reallocate, recharacterize or adjust items of income, deduction or certain other items related to a reinsurance contract between related parties to reflect the proper "amount, source or character" for each item (in contrast to prior law, which only covered "source and character"). Any U.S. Federal income and branch profits taxes levied upon earnings from our Bermuda operations could materially adversely affect our shareholders' equity and earnings.

Holders of 10% or more of our common shares may be subject to U.S. income taxation under the "controlled foreign corporation" ("CFC") rules.

The Tax Cuts and Jobs Act of 2017 ("TCJA") contains substantial law changes to the CFC rules, and such changes could impact our shareholders under certain circumstances summarized below.

If you are a "10% U.S. Shareholder" (defined to be a "U.S. Person" (as defined below) who owns (directly, or indirectly through non-U.S. entities or "constructively," as defined below) at least 10% of the total combined value or voting power of all classes of stock) of a non-U.S. corporation that is a CFC at any time during a taxable year and you own shares in such non-U.S. corporation directly or indirectly through non-U.S. entities on the last day of the non-U.S. corporation's taxable year on which it is a CFC, you must include in your gross income for U.S. Federal income tax purposes your pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. Also, due to attribution rule changes contained in TCJA, the Company believes that, based upon ownership of its U.S. subsidiaries, its foreign reinsurer (Essent Reinsurance Ltd.) will be deemed a CFC. Accordingly, any shareholder who becomes a "10% U.S. Shareholder" at any time during the calendar year, by either vote or value will be subject to a "Subpart F income" inclusion on a per share per day basis. Subpart F income of a non-U.S. insurance corporation typically includes "foreign personal holding company income" (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income).

For purposes of this discussion, the term "U.S. Person" means: (i) an individual citizen or resident of the United States, (ii) a partnership or corporation, created in or organized under the laws of the United States, or organized under the laws of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. Federal income tax purposes; or (v) any other person or entity that is treated for U.S. Federal income tax purposes as if it were one of the foregoing.

U.S. Persons who hold our shares may be subject to U.S. income taxation at ordinary income rates on their proportionate share of our "related party insurance income" ("RPII").

If the RPII (determined on a gross basis) of Essent Reinsurance Ltd. were to equal or exceed 20% of Essent Reinsurance Ltd.'s gross insurance income in any taxable year and direct or indirect policyholders (and persons related to those policyholders) own directly or indirectly through entities 20% or more of the voting power or value of the Company, then a U.S. Person who owns any shares of Essent Reinsurance Ltd. (directly or indirectly through non-U.S. entities) on the last day of the taxable year on which it is an RPII CFC would be required to include in its income for U.S. Federal income tax purposes such person's pro rata share of Essent Reinsurance Ltd.'s RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. Persons at that date regardless of whether such income is distributed, in which case your investment could be materially adversely affected. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. The amount of RPII earned by a non-U.S. insurance subsidiary (generally, premium and related investment income from the indirect or direct insurance or reinsurance of any direct or indirect U.S. holder of shares or any person related to such holder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by the company. We do not expect gross RPII of Essent Reinsurance Ltd. to equal or exceed 20% of its gross insurance income in any taxable year for the foreseeable future, but we cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond our control. Further, recently proposed regulations were published which could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of Essent Reinsurance Ltd. related to affiliate reinsurance transactions. These regulations would apply to taxable years beginning after the date the regulations are finalized. Although we cannot predict whether, when or in what form the proposed regulations might be finalized, the proposed regulations, if finalized in their current form, could limit our ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future as that could increase the risk that gross RPII could constitute 20% or more of the gross insurance income of Essent Reinsurance Ltd. in a particular taxable year, which could result in such RPII being taxable to U.S. persons that own our shares.

U.S. Persons who dispose of our shares may be subject to U.S. Federal income taxation at the rates applicable to dividends on a portion of such disposition.

Section 1248 of the Code in conjunction with the RPII rules provides that if a U.S. Person disposes of shares in a non-U.S. corporation that earns insurance income in which U.S. Persons own 25% or more of the shares (even if the amount of gross RPII is less than 20% of the corporation's gross insurance income or the ownership of its shares by direct or indirect policyholders and related persons is less than the 20% threshold), any gain from the disposition will generally be treated as a dividend to the extent of the holder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a holder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the holder. These RPII rules should not apply to dispositions of our shares because the Company will not itself be directly engaged in the insurance business. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts, or otherwise, might have retroactive effect. The U.S. Treasury has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain.

U.S. Persons who hold our shares will be subject to adverse tax consequences if we are considered to be a passive foreign investment company ("PFIC") for U.S. Federal income tax purposes.

The TCJA contains substantial law changes to the PFIC rules, and such changes could impact our shareholders under certain circumstances summarized below.

Due to changes to the PFIC rules contained in the TCJA, we believe that Essent Reinsurance Ltd. is a PFIC, and any U.S. Person directly owning shares in Essent Reinsurance Ltd. could be subject to adverse tax consequences. However, as 100% of the shares of Essent Reinsurance Ltd. are owned by Essent Group Ltd., based upon the current relative value of its U.S. subsidiaries vs. foreign subsidiaries, management believes that Essent Group Ltd. is not currently a PFIC. However, in the event that future business circumstances (i.e. relative value changes) and/or tax law changes occur, Essent Group Ltd. may be considered a PFIC. Management has operated, and intends to continue to operate, in a manner such as to avoid Essent Group Ltd. being deemed a PFIC based upon relative value of its subsidiaries; however, there can be no guaranty that management will be successful in the future. If Essent Group Ltd. is considered a PFIC, then any U.S. Person who owns any of our shares could be subject to adverse tax consequences, including becoming subject to a greater tax liability than might otherwise apply and to tax on amounts in advance of when tax would otherwise be imposed, in which case your investment could be materially adversely affected. In addition, if Essent Group Ltd. were considered a PFIC, upon the death of any U.S. individual owning shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the shares that might otherwise be available under U.S. Federal income tax laws.

We believe that Essent Group Ltd. is not, has not been, and currently does not expect to become, a PFIC for U.S. Federal income tax purposes. New PFIC regulations have been recently made final; however, such regulations do not materially impact the manner in which Essent Group Ltd. conducts its PFIC testing, nor the outcome of such testing. These new final regulations are generally effective for tax years of US shareholders beginning on or after January 1, 2022. In addition to the final regulations, newly proposed PFIC regulations were issued, which among other provisions, would limit the amount of assets of a U.S. insurance subsidiary, which are deemed allowable in the overall PFIC asset test of a foreign holding company. We cannot predict the likelihood of finalization of the newly proposed PFIC regulations or the ultimate scope, nature, and impact of such regulations. There can be no assurance that such new regulations when adopted will not adversely impact Essent Group Ltd.'s PFIC status or U.S. Persons owning Essent Group Ltd. shares. If Essent Group Ltd. were considered a PFIC, it would have material adverse tax consequences for an investor that is subject to U.S. Federal income taxation.

Our tax liabilities and effective tax rate in the future could be adversely affected by changes in tax laws in countries in which we operate pursuant to ongoing efforts by the Organisation for Economic Co-operation and Development ("OECD"), the U.S. Congress, Ireland Revenue, or the Bermuda Monetary Authority.

The OECD and other government agencies have had an ongoing focus on issues related to the taxation of multinational corporations, such as the comprehensive plan set forth by the OECD to create an agreed-upon set of international rules designed to end so-called "base erosion and profit shifting". Such efforts by the OECD could result in legislation in the respective jurisdictions in which we operate, and/or changes to treaties and regulations. Any of these occurrences could materially adversely affect our tax position, which could have a material adverse effect on our results of operations and financial condition.

U.S. tax-exempt organizations who own our shares may recognize unrelated business taxable income.

A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of the insurance income of any of our non-U.S. insurance subsidiaries is allocated to the organization, which generally would be the case if the tax-exempt shareholder is a 10% U.S. Shareholder or if there is RPII, and certain exceptions do not apply, and the tax-exempt organization owns any of our shares. Although we do not believe that any U.S. Persons should be allocated such insurance income, we cannot be certain that this will be the case. U.S. tax-exempt investors are advised to consult their own tax advisors.

There is the potential foreign bank account reporting and reporting of "Specified Foreign Financial Assets."

U.S. Persons holding our common shares should consider their possible obligation to file a FinCEN Form 114, Report of Foreign Bank and Financial Accounts with respect to their shares. Additionally, such U.S. and non-U.S. persons should consider their possible obligations to annually report certain information with respect to us with their U.S. Federal income tax returns. Shareholders should consult their tax advisors with respect to these or any other reporting requirement which may apply with respect to their ownership of our common shares.

Reduced tax rates for qualified dividend income may not be available in the future.

We believe that the dividends paid on the common shares should qualify as "qualified dividend income" if, as is intended, our common shares remain listed on a national securities exchange and we are not a PFIC. Qualified dividend income received by non-corporate U.S. Persons is generally eligible for long-term capital gain rates. There has been proposed legislation before the U.S. Senate and House of Representatives that would exclude shareholders of certain foreign corporations from this advantageous tax treatment. If such legislation were to become law, non-corporate U.S. Persons would no longer qualify for the reduced tax rate on the dividends paid by us.

Proposed U.S. tax legislation could have an adverse impact on us or holders of our common shares.

It is possible that legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on us or holders of our common shares. It is also possible that Treasury Regulations, and/or IRS administrative rulings could be written under the TCJA that could have an adverse impact on the Company or the holders of our common shares. We cannot be certain if, when or in what form such Treasury Regulations or IRS administrative pronouncements may be provided and whether such guidance will have a retroactive effect, and/or a negative impact upon an investor subject to U.S. taxation.

The TCJA contains provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain affiliate transactions, U.S. connections, and/or United States persons investing in such companies. For example, the TCJA includes a base erosion anti-abuse tax or "BEAT" that could make certain levels of affiliate reinsurance between United States and non-U.S. members of our group economically unfeasible. Although we are not currently impacted by BEAT, there can be no assurance that changes to future taxable income calculations or future changes to BEAT will not have a negative impact on us. Future legislation adverse to the Company's effective tax rate may also extend beyond changes to the BEAT.

Our holding company structure and certain regulatory and other constraints, including adverse business performance, could negatively impact our liquidity and potentially require us to raise more capital.

Essent Group Ltd. serves as the holding company for our insurance and other subsidiaries and does not have any significant operations of its own. As a result, its principal source of funds is income from our investment portfolio, dividends and other distributions from our insurance and other subsidiaries, including permitted payments under our expense-sharing arrangements, and funds that may be raised from time to time in the capital markets. Our dividend income is limited to upstream dividend payments from our insurance and other subsidiaries, which may be restricted by applicable state insurance laws. Under Pennsylvania law, our insurance subsidiaries may pay ordinary dividends without prior approval of the Pennsylvania Insurance Commissioner, but are not permitted to pay extraordinary dividends without the prior approval of the Commissioner. An extraordinary dividend is a dividend or distribution which, together with other dividends and distributions made within the preceding 12 months, exceeds the greater of (i) 10% of our surplus as shown in our last annual statement on file with the Commissioner, or (ii) our net income for the period covered by such statement, but shall not include pro rata distributions of any class of our own securities. Moreover, under Pennsylvania law, dividends and other distributions may only be paid out of unassigned surplus unless approved by the Commissioner. Our primary operating subsidiary, Essent Guaranty, Inc., had unassigned surplus of approximately $314.7 million as of December 31, 2022, and paid to its parent, Essent US Holdings, Inc., dividends totaling $315.0 million in 2022. In addition, Essent Guaranty of PA, Inc. had unassigned surplus of approximately $13.6 million as of December 31, 2022 and paid to its parent, Essent US Holdings, Inc., dividends totaling $5 million in 2022. For further information, see Note 11 to our consolidated financial statements entitled "Dividends Restrictions" included elsewhere in this Annual Report.

Our ability to pay dividends is dependent on our receipt of dividends and other funds from our subsidiaries.

Essent Group Ltd. is a holding company. As a result, our ability to pay dividends on our common shares in the future will depend on the earnings and cash flows of our operating subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to it. This ability is subject to general economic, financial, competitive, regulatory and other factors beyond our control. Furthermore, our subsidiaries are restricted by state insurance laws and regulations from declaring dividends to us. Our subsidiaries are also restricted by state insurance laws and regulations from declaring dividends to us. See "Risks Related to Taxes and Our Corporate Structure—*Our holding company structure and certain regulatory and other constraints, including adverse business performance, could negatively impact our liquidity and potentially require us to raise more capital.*" Accordingly, our operating subsidiaries may not be able to pay dividends up to Essent Group Ltd. in the future, which could prevent us from paying dividends on our common shares.

Holders of our shares may have difficulty effecting service of process on us or enforcing judgments against us in the United States.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares are governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Certain of our directors are not residents of the United States, and a substantial portion of our assets are owned by subsidiaries domiciled outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

We may repurchase a shareholder's common shares without the shareholder's consent.

Under our bye-laws and subject to Bermuda law, we have the option, but not the obligation, to require a shareholder to sell to us at fair market value the minimum number of common shares which is necessary to avoid or cure any adverse tax consequences or materially adverse legal or regulatory treatment to us, our subsidiaries or our shareholders if our board of directors reasonably determines, in good faith, that failure to exercise our option would result in such adverse consequences or treatment.

Provisions in our bye-laws may reduce or increase the voting rights of our shares.

In general, and except as provided under our bye-laws and as provided below, our shareholders have one vote for each common share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, if, and so long as, the shares of a shareholder are treated as "controlled shares" (as determined pursuant to sections 957 and 958 of the Code) of any U.S. Person that owns shares directly or indirectly through non-U.S. entities) and such controlled shares constitute 9.5% or more of the votes conferred by our issued shares, the voting rights with respect to the controlled shares owned by such U.S. Person will be limited, in the aggregate, to a voting power of less than 9.5%, under a formula specified in our bye-laws. The formula is applied repeatedly until the voting power of all 9.5% U.S. Shareholders has been reduced to less than 9.5%. In addition, our board of directors may limit a shareholder's voting rights when it deems it appropriate to do so to (i) avoid the existence of any 9.5% U.S. Shareholder; and (ii) avoid certain material adverse legal or regulatory consequences to us, any of our subsidiaries or any direct or indirect shareholder or its affiliates. The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among our other shareholders whose shares were not "controlled shares" of the 9.5% U.S. Shareholder so long as such reallocation does not cause any person to become a 9.5% U.S. Shareholder.

Under these provisions, certain shareholders may have their voting rights limited, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership.

We are authorized under our bye-laws to request information from any shareholder for the purpose of determining whether a shareholder's voting rights are to be reallocated under the bye-laws. If any holder fails to respond to this request or submits incomplete or inaccurate information, we may, in our sole discretion, eliminate the shareholder's voting rights.

There are regulatory limitations on the ownership and transfer of our common shares.

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act and the Bermuda Investment Business Act 2003, which regulates the sale of securities in Bermuda. In addition, the BMA must approve all issues and transfers of shares of a Bermuda exempted company. However, the BMA has pursuant to its statement of June 1, 2005 given its general permission under the Exchange Control Act 1972 (and related regulations) for the issue and free transfer of our common shares to and among persons who are non-residents of Bermuda for exchange control purposes as long as the shares are listed on an appointed stock exchange, which includes the New York Stock Exchange. This general permission would cease to apply if the Company were to cease to be so listed. We have obtained consent under the Bermuda Exchange Control Act 1972 (and its related regulations) from the BMA for the issue and transfer of our common shares to and between residents and non-residents of Bermuda for exchange control purposes provided our common shares remain listed on an appointed stock exchange, which includes the NYSE. Bermuda insurance law requires that any person who becomes a holder of at least 10%, 20%, 33% or 50% of the common shares of an insurance or reinsurance company or its parent company must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to a person holding 10%, 20%, 33% or 50% of our common shares if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce their shareholding in us and may direct, among other things, that the voting rights attaching to their shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

The insurance holding company laws and regulations of the Commonwealth of Pennsylvania, the state in which our insurance subsidiaries are domiciled, require that, before a person can acquire direct or indirect control of an insurer domiciled in the state, prior written approval must be obtained from the Pennsylvania Insurance Department. The state insurance regulators are required to consider various factors, including the financial strength of the acquirer, the integrity and management experience of the acquirer's board of directors and executive officers, and the acquirer's plans for the future operations of the reinsurer or insurer. Pursuant to applicable laws and regulations, "control" over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing, 10% or more of the voting securities of that reinsurer or insurer. Indirect ownership includes ownership of our common shares.

Except in connection with the settlement of trades or transactions entered into through the facilities of the NYSE, our board of directors may generally require any shareholder or any person proposing to acquire our shares to provide the information required under our bye-laws. If any such shareholder or proposed acquirer does not provide such information, or if the board of directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, the board of directors may decline to register any transfer or to effect any issuance or purchase of shares to which such request is related. Although these restrictions on transfer will not interfere with the settlement of trades on the NYSE, we may decline to register transfers in accordance with our bye-laws and board of directors resolutions after a settlement has taken place.

U.S. persons who own our shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Bermuda Companies Act 1981 (the "Companies Act"), which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act and our bye-laws which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

Interested Directors: Bermuda law provides that if a director has an interest in a material contract or proposed material contract with us or any of our subsidiaries or has a material interest in any person that is a party to such a contract, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the board. Under Delaware law such transaction would not be voidable if:

- the material facts as to such interested director's relationship or interests were disclosed or were known to the board of directors and the board of directors had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

- such material facts were disclosed or were known to the shareholders entitled to vote on such transaction and the transaction were specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

- the transaction was fair as to the corporation as of the time it was authorized, approved or ratified. Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

Business Combinations with Large Shareholders or Affiliates. As a Bermuda company, we may enter into business combinations with our large shareholders or affiliates, including mergers, asset sales and other transactions in which a large shareholder or affiliate receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders, without obtaining prior approval from our board of directors or from our shareholders. If we were a Delaware company, we would need prior approval from our board of directors or a supermajority of our shareholders to enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we opted out of the relevant Delaware statute. Our bye-laws also include a provision restricting business combinations with interested shareholders consistent with the corresponding Delaware statute.

Shareholders' Suits. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where an act is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, a court would consider acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The prevailing party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of such director's or officer's duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Indemnification of Directors. We may indemnify our directors or officers or any person appointed to any committee by the board of directors acting in their capacity as such in relation to any of our affairs for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

General Risk Factors

We may face difficulties, unforeseen liabilities or rating actions from acquisitions or the integration of such acquired businesses.

We have completed, and expect to complete, acquisitions in an effort to achieve profitable growth in our operations and to create additional value, such as the recently announced plans to acquire Agents National Title Holding Company and Boston National Holdings LLC from Incenter LLC. Acquisitions and other structural changes expose us to a number of risks arising from, among other factors, economic, operational, strategic, financial, tax, legal, regulatory and compliance, any one, or a combination, of which could possibly result in the failure to realize the anticipated economic, strategic or other benefits of a transaction. Such events could likewise involve numerous additional risks, including potential losses from unanticipated litigation or levels of claims, the failure to accurately value the investment and/or an inability to generate sufficient revenue to offset acquisition costs. Further, the integration of the operations and personnel of acquired businesses may prove more difficult than anticipated, which may result in failure to achieve financial objectives associated with the acquisition or a diversion of management attention. Such events may also have unintended consequences on ratings assigned by the rating agencies to the Company. Any of these risks, if realized, could prevent us from achieving the benefits we expect from such transactions and/or result in a material adverse effect on our business.

We rely on our senior management team and our business could be harmed if we are unable to retain qualified personnel.

Our success depends, in part, on the skills, working relationships and continued services of our senior management team. We have employment agreements with each of our senior executives. The departure of any of our key executives could adversely affect the conduct of our business. In such an event, we would be required to obtain other personnel to manage and operate our business, and there can be no assurance that we would be able to employ a suitable replacement for the departing individual, or that a replacement could be hired on terms that are favorable to us. Volatility or lack of performance in our share price may affect our ability to retain our key personnel or attract replacements should key personnel depart.

We may need additional capital to fund our operations or expand our business, and if we are unable to obtain sufficient financing or such financing is obtained on adverse terms, we may not be able to operate or expand our business as planned, which could negatively affect our results of operations and future growth.

We may require incremental capital to support our growth and comply with regulatory requirements. To the extent that we require capital in the future, we may need to obtain financing from the capital markets or other third-party sources of financing. We may also seek to reinsure part of our risk in force with third-party reinsurers in order to obtain reinsurance credit and capital relief under insurance laws applicable to us and the regulations of the GSEs. Potential investors, lenders or reinsurers may be unable to provide us with financing or reinsurance that is attractive to us. Our access to such financing will depend, in part, on:

- general market conditions;

- the market's perception of our growth potential;

- our debt levels, if any;

- our expected results of operations;

- our cash flow;

- the availability of capital to third-party reinsurers to reinsurer our risks; and

- the market price of our common shares.

Our principal capital demands include funds for (i) the expansion of our business, (ii) the payment of certain corporate operating expenses, (iii) capital support for our subsidiaries, and (iv) Federal, state and local taxes. We may need to provide additional capital support to our insurance subsidiaries if required pursuant to insurance laws and regulations or by the GSEs. If we were unable to meet our obligations, our insurance subsidiaries could lose GSE approval or be required to cease writing business in one or more states, which would adversely impact our business, financial condition and operating results.

We are exposed to risks relating to the discontinuation of LIBOR and to other benchmark rates.

The U.K. Financial Conduct Authority (the "FCA") announced the publication cessation dates for all U.S. Dollar and non-U.S. Dollar LIBOR settings. Most settings ceased at the end of December 2021 and the remaining U.S. Dollar settings (overnight and one-, three-, six- and 12-month U.S. Dollar LIBOR) will cease at the end of June 2023. The FCA has proposed that the Intercontinental Benchmark Administration continue publication of one-, three- and six-month U.S. Dollar LIBOR settings on a "synthetic," or non-representative, basis through the end of September 2024. The Federal Reserve Bank of New York publishes a Secured Overnight Funding Rate ("SOFR"), which is intended to replace U.S. dollar LIBOR, and central banks in several other jurisdictions have also announced plans for alternative reference rates for other currencies. At this time, we cannot predict how markets will respond to alternative reference rates, and we cannot predict the effect of the discontinuation of LIBOR on new or existing financial instruments to which we have exposure. The effects on markets and/or of such exposure will vary depending on many factors, including whether, how, and when industry participants adopt alternative reference rates for new products or instruments, the availability of "synthetic" LIBOR and the applicability of U.S. legislative remedies that address LIBOR transition risk for various legacy U.S. Dollar LIBOR instruments.

The discontinuation of LIBOR may also have an adverse effect on the reinsurance premium rates we are required to pay in connection with our "Radnor Re" insurance-linked notes transactions, which are tied to LIBOR, or other assets or liabilities whose value is tied to LIBOR or to a LIBOR alternative, including floating rate bonds we hold in our investment portfolio. Furthermore, the discontinuation of LIBOR may impact other aspects of our business, including products, pricing, and models.

Moreover, we may not effectively hedge or manage risks from differences among applicable alternative reference rates or timing of when such rates take effect. We may fail to adequately prepare for or react to LIBOR discontinuation and replacement, or fail to fully protect ourselves from all the effects of such changes. Any such uncertainties or ineffective management may harm our reputation, our relationships with our investors, customers, or regulators, our financial condition, and our business operations.

Our success will depend on our ability to maintain and enhance effective operating procedures and internal controls.

Operational risk and losses can result from, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, failure to appropriately transition new hires or external events. We continue to enhance our operating procedures and internal controls to effectively support our business and our regulatory and reporting requirements. Our management does not expect that our disclosure controls or our internal controls will prevent all potential errors and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons or by collusion of two or more people. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. As a result of the inherent limitations in a cost-effective control system, misstatement due to error or fraud may occur and not be detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure controls and procedures are met. Any ineffectiveness in our controls or procedures could have a material adverse effect on our business.

We have a risk management framework designed to assess and monitor our risks. However, there can be no assurance that we can effectively review and monitor all risks or that all of our employees will operate within our risk management framework, nor can there can be any assurance that our risk management framework will result in accurately identifying all risks and accurately limiting our exposures based on our assessments. Moreover, risk management is expected to be a new and important focus of regulatory examinations of companies under supervision. There can be no assurance that our risk management framework and documentation will meet the expectations of such regulators.

Our share price may be volatile or may decline regardless of operating performance.

The market price of our common shares may fluctuate significantly in the future. Some of the factors that could negatively affect the market price of our common shares include:

• actual or anticipated variations in our quarterly operating results;

• changes in our earnings estimates or publication of research reports about us or the real estate industry;

- changes in market valuations of similar companies;

- any indebtedness we incur in the future;

- changes in credit markets and interest rates;

- changes in government policies, laws and regulations;

- changes impacting Fannie Mae, Freddie Mac or Ginnie Mae;

- additions to or departures of our key management personnel;

- actions by shareholders;

- speculation in the press or investment community;

- strategic actions by us or our competitors;

- changes in our credit ratings;

- the availability of third-party reinsurance for the insurance coverage that we write;

- general market and economic conditions;

- our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts; and

- price and volume fluctuations in the stock market generally.

The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation, even if it does not result in liability for us, could result in substantial costs to us and divert management's attention and resources.

Future sales of shares by existing shareholders could cause our share price to decline.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur, could cause the market price of our common shares to decline. As of February 14, 2023, we had 108,095,924 outstanding common shares. In the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, and litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing shareholders and could cause the trading price of our common shares to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our share price or trading volume to decline.

Future offerings of debt or equity securities, which may rank senior to our common shares, may restrict our operating flexibility and adversely affect the market price of our common shares.

If we decide to issue debt securities in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common shares and may adversely affect the market price of our common shares. Any such debt or preference equity securities will rank senior to our common shares and will also have priority with respect to any distributions upon a liquidation, dissolution or similar event, which could result in the loss of all or a portion of your investment. Our decision to issue such securities will depend on market conditions and other factors beyond our control, and we cannot predict or estimate the amount, timing or nature of our future offerings.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2.   PROPERTIES

We lease office facilities in Radnor, Pennsylvania and additional offices in Winston-Salem, North Carolina, New York, New York, and Reston, Virginia, for our U.S. operations headquarters, and we lease office facilities in Bermuda for our Bermuda-based reinsurance company. We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

ITEM 3.   LEGAL PROCEEDINGS

We are not currently subject to any material legal proceedings.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares trade on the New York Stock Exchange (NYSE) under the symbol "ESNT." As of February 14, 2023, we had approximately 11 holders of record of our common shares.

We have paid a quarterly dividend since September 2019. A dividend of $0.20 per share, $0.21 per share, $0.22 per share and $0.23 per share for each of the first, second, third and fourth quarters of 2022, respectively, was declared and paid. We presently expect to continue to declare a comparable regular quarterly dividend on our common stock in the future. For information on Essent Group's ability to pay dividends, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Performance Graph

The following performance graph compares, for the period from January 1, 2018 through December 31, 2022, the cumulative total shareholder return of an investment in (i) our common shares, (ii) the S&P 500 and (iii) a composite peer group selected by us consisting of Arch Capital Group Ltd., Enact Holdings, Inc. (from and after September 16, 2021), Genworth Financial, Inc. (through September 15, 2021), MGIC Investment Corporation, NMI Holdings, Inc. and Radian Group Inc. (collectively, the "Peer Index"). We selected the members of each peer group because each was, at the time, a direct competitor of ours in the private mortgage insurance industry. On September 16, 2021, shares of common stock Enact Holdings, Inc. began trading on the Nasdaq Global Select Market, independent of the shares of its parent company, Genworth Financial, Inc. (which retained approximately 80% of the outstanding common shares of Enact Holdings, Inc. after its initial public offering on such date).

The graph assumes an initial investment of $100 and the reinvestment of dividends, if any. Such returns are based on historical results and are not intended to suggest future performance.



	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
S&P 500	$93.76	$120.84	$140.49	$178.27	$143.61
Peer Index	$85.29	$143.18	$122.95	$152.22	$215.81
ESNT	$78.72	$121.92	$106.54	$117.53	$106.45

The performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

Issuer Purchase of Equity Securities

The table below sets forth information regarding repurchases of our common shares during the three months ended December 31, 2022.

Period ($ in thousands, except per share amounts)	Total Number of Shares Purchased		Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (1)	
October 1 - October 31, 2022	4,145	$	34.87	—		
November 1 - November 30, 2022	—		N/A	—		
December 1 - December 31, 2022	—		N/A	—		
Total	4,145			—	$	250,000

(1) As of December 31, 2022, the Company was authorized to purchase up to $250 million of its common shares under the share repurchase plan announced in May 2022, of which none had been utilized as of such date.

ITEM 6.   [RESERVED]

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the "Selected Financial Data" and our financial statements and related notes thereto included elsewhere in this report. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in the sections entitled "Special Note Regarding Forward-Looking Statements" and "Risk Factors." We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made.

Overview

We are an established private mortgage insurance company. Essent Guaranty, Inc., our wholly-owned insurance subsidiary which we refer to as "Essent Guaranty," is licensed to write coverage in all 50 states and the District of Columbia. The financial strength ratings of Essent Guaranty are A3 with a stable outlook by Moody's Investors Service ("Moody's"), BBB+ with a stable outlook by S&P Global Ratings ("S&P") and A (Excellent) with a stable outlook by A.M. Best.

Our holding company is domiciled in Bermuda and our U.S. insurance business is headquartered in Radnor, Pennsylvania. We operate an additional underwriting and service center in Winston-Salem, North Carolina. We have a highly experienced, talented team with 346 employees as of December 31, 2022. For the years ended December 31, 2022, 2021 and 2020, we generated new insurance written, or NIW, of approximately $63.1 billion, $84.2 billion and $107.9 billion, respectively. As of December 31, 2022, we had approximately $227.1 billion of insurance in force. Our top ten customers represented approximately 39.9%, 41.6% and 35.8% of our NIW on a flow basis for the years ended December 31, 2022, 2021 and 2020, respectively.

We also offer mortgage-related insurance and reinsurance through our wholly-owned Bermuda-based subsidiary, Essent Reinsurance Ltd., which we refer to as "Essent Re." As of December 31, 2022, Essent Re provided insurance or reinsurance relating to GSE risk share and other reinsurance transactions covering approximately $2.0 billion of risk. Essent Re also reinsures Essent Guaranty's NIW under a quota share reinsurance agreement. In April 2021, Essent Guaranty and Essent Re agreed to increase the quota share reinsurance coverage of Essent Guaranty's NIW provided by Essent Re from 25% to 35% effective January 1, 2021. The quota share reinsurance coverage provided by Essent Re for Essent Guaranty's NIW prior to January 1, 2021 will continue to be 25%, the quota share percentage in effect at the time NIW was first ceded. The insurer financial strength ratings of Essent Re are BBB+ with a stable outlook by S&P and A (Excellent) with a stable outlook by A.M. Best.

COVID-19

Due to the novel coronavirus disease 2019 ("COVID-19"), we experienced a significant increase in the amount of new defaults reported in 2020, especially during the second and third quarters of 2020. We segmented these two quarters' 49,398 defaults as specifically COVID-19 related ("Early COVID Defaults") and provided losses for these two cohorts differently as compared to our normal loss reserving methodology. The default-to-claim transition patterns of the Early COVID Defaults have been different than our historical defaults. We believe that the borrowers associated with the Early COVID Defaults have been able to take advantage of foreclosure moratoriums and mortgage forbearance programs instituted by Federal legislation along with actions taken by the Federal Housing Finance Agency ("FHFA"), Fannie Mae and Freddie Mac (collectively the "GSEs") which has extend traditional default-to-claim timelines. As a result of these programs, along with Federal stimulus, these borrowers associated with the Early COVID Defaults have had more resources and an extended time period to address the issues that triggered the default, that we believe will result in a higher cure rate, and correspondingly lower claim payments than historical defaults.

Over 90% of loans insured by Essent are federally backed by Fannie Mae or Freddie Mac. As a mortgage loan in forbearance is considered delinquent, we will provide loss reserves as loans in forbearance are reported to us as delinquent once the borrower has missed two consecutive payments. However, we believe providing borrowers time to recover from the adverse financial impact of the COVID-19 event may allow some families to be able to remain in their homes and avoid foreclosure.

As of December 31, 2022, approximately 99% of the Early COVID Defaults had cured. While this level of cure activity exceeded our initial expectations for the Early COVID Defaults, the transition of defaults to foreclosure or claim has not returned to pre-pandemic levels. As a result, the level of defaults in the default inventory that have missed twelve or more payments is above pre-pandemic levels.

Current Economic Developments

The economy in the United States is currently experiencing elevated levels of consumer price inflation. The Federal Reserve has increased the target federal funds rate several times during 2022 in an effort to reduce consumer price inflation. These rate increases have resulted in higher mortgage interest rates which may lower home sale activity and affect the options available to delinquent borrowers. The impact on our reserves in future periods will be dependent upon the amount of delinquent notices received from loan servicers and our expectations for the amount of ultimate losses on these delinquencies. As noted in "— Liquidity and Capital Resources," Essent had substantial liquidity and had Available Assets in excess of Minimum Required Assets under PMIERs 2.0 as of December 31, 2022. Future increases in defaults may result in an increase in our provisions for loss and loss adjustment expenses compared to prior periods, reduced profit commission under our quota share reinsurance agreements with panels of third-party reinsurers ("the QSR Agreements") and an increase in our Minimum Required Assets.

Legislative and Regulatory Developments

Our results are significantly impacted by, and our future success may be affected by, legislative and regulatory developments affecting the housing finance industry. Key regulatory and legislative developments that may affect us include:

Housing Finance, GSE Reform and GSE Qualified Mortgage Insurer Requirements

Because a substantial majority of our current and expected future business is the provision of mortgage insurance on loans sold to the GSEs, changes to the business practices of the GSEs or any regulation relating to the GSEs may impact our business and our results of operations. The Federal Housing Finance Agency ("FHFA") is the regulator and conservator of the GSEs with authority to control and direct their operations. The FHFA has directed, and is likely to continue to direct, changes to the business operations of the GSEs in ways that affect the mortgage insurance industry.

It is likely that Federal legislation will be necessary to resolve the conservatorship of the GSEs, and such legislation could materially affect the role and charter of the GSEs and the operation of the housing finance system. In 2011, the U.S. Department of the Treasury recommended options for winding down the GSEs and using a combination of Federal housing policy changes to contract the government's footprint in housing finance and restore a larger role for private capital. Since 2011, members of Congress have introduced several bills intended to reform the secondary market and the role of the GSEs, although no comprehensive housing finance or GSE reform legislation has been enacted to date.

Any changes to the charters or statutory authorities of the GSEs would require Congressional action to implement. Congress, however, has not enacted any legislation to date. See "Business—Regulation—Federal Mortgage-Related Laws and Regulations—Housing Finance Reform," "Risk Factors—Risks Relating to Regulation and Litigation—*Legislative or regulatory actions or decisions to change the role of the GSEs in the U.S. housing market generally, or changes to the charters of the GSEs with regard to the use of credit enhancements generally and private mortgage insurance specifically, could reduce our revenues or adversely affect our profitability and returns,*" and "—*Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns.*"

Fannie Mae and Freddie Mac, maintain coordinated Private Mortgage Insurer Eligibility Requirements, which we refer to as the "PMIERs." The PMIERs represent the standards by which private mortgage insurers are eligible to provide mortgage insurance on loans owned or guaranteed by Fannie Mae and Freddie Mac. The PMIERs include financial strength requirements incorporating a risk-based framework that require approved insurers to have a sufficient level of liquid assets from which to pay claims. The PMIERs also include enhanced operational performance expectations and define remedial actions that apply should an approved insurer fail to comply with these requirements. As of December 31, 2022, Essent Guaranty, our GSE-approved mortgage insurance company, was in compliance with the PMIERs.

Dodd-Frank Act

Various regulatory agencies have produced, and are now in the process of developing additional, new rules under the Dodd-Frank Act that are expected to have a significant impact on the housing finance industry, including the Qualified Mortgage, or QM, definition and the risk retention requirement and related Qualified Residential Mortgage, or QRM, definition.

QM Definition

Under the Dodd-Frank Act, the Consumer Financial Protection Bureau, or CFPB, is authorized to issue regulations governing a loan originator's determination that, at the time a loan is originated, the consumer has a reasonable ability to repay the loan. The Dodd-Frank Act provides a statutory presumption that a borrower will have the ability to repay a loan if the loan has characteristics satisfying the QM definition. Under the CFPB's final rule regarding QMs, which we refer to as the "QM Rule," a loan is deemed to be a QM if it has certain loan features, satisfies extensive documentation requirements and meets limitations on fees and points and APRs.

Under the QM Rule, a loan receives a conclusive presumption that the consumer had the ability to repay if the annual percentage rate does not exceed the average prime offer rate (APOR) for a comparable transaction by 1.5 percentage points or more as of the date the interest rate is set. A loan receives a rebuttable presumption that the consumer had the ability to repay if the annual percentage rate exceeds the average prime offer rate for a comparable transaction by 1.5 percentage points or more but by less than 2.25 percentage points.

We expect that most lenders will be reluctant to make non-QM loans because they will not be entitled to the presumption against civil liability under the Dodd-Frank Act, and mortgage investors may be reluctant to purchase mortgages or mortgage-backed securities that are not QMs due to potential assignee liability for such loans. As a result, we believe that the QM regulations have a direct impact on establishing a subset of borrowers who can meet the regulatory standards and directly affect the willingness of lenders and mortgage investors to extend mortgage credit and therefore the size of the residential mortgage market. To the extent the use of private mortgage insurance causes a loan not to meet the definition of a QM, the volume of loans originated with mortgage insurance may decline. In addition, the impact of the mortgage insurance premiums on the calculation of points and fees for purposes of QM may influence the use of mortgage insurance, as well as our mix of premium plans and therefore our profitability. See "—Factors Affecting Our Results of Operations—Persistency and Business Mix" and "Risk Factors—Risks Relating to Regulation and Litigation—*Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ("CFPB") rule defining a qualified mortgage ("QM") reduces the size of the origination market or creates incentives to use government mortgage insurance programs.*"

Risk Retention Requirements and QRM Definition

The Dodd-Frank Act provides for an originator or issuer risk retention requirement on securitized mortgage loans that do not meet the definition of a QRM. The QRM regulations align the definition of a QRM loan with that of a QM loan. If, however, the QRM definition is changed (or the QM definition is amended) in a manner that is unfavorable to us, such as to give no consideration to mortgage insurance in computing LTV or to require a large down payment for a loan to qualify as a QRM, the attractiveness of originating and securitizing loans with lower down payments may be reduced, which may adversely affect the future demand for mortgage insurance. See "Business—Regulation—Federal Mortgage-Related Laws and Regulation—Dodd-Frank Act—Qualified Residential Mortgage Regulations—Risk Retention Requirements" and "Risk Factors—Risks Relating to Our Business—*The amount of insurance we write could be adversely affected by the Dodd-Frank Act's risk retention requirements and the definition of Qualified Residential Mortgage ("QRM").*"

FHA Reform

We compete with the single-family mortgage insurance programs of the FHA, which is part of the Department of Housing and Urban Development. The most recent FHA report to Congress dated November 15, 2022 on the financial status of the FHA's Mutual Mortgage Insurance Fund, or MMIF, showed the capital reserve ratio of the MMIF at 11.1%, above the Congressionally mandated required minimum level of 2%. See "Risk Factors—Risks Relating to the Operation of Our Business—*The amount of insurance we may be able to write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.*"

Tax Reform

The U.S. Internal Revenue Service and Department of the Treasury published both final and newly proposed regulations in January 2021 relating to the tax treatment of passive foreign investment companies ("PFICs"). The final regulations provide guidance on various PFIC rules, including changes resulting from the 2017 Tax Cuts and Jobs Act. In addition, the Company is evaluating the potential impact of the newly proposed PFIC regulations to its shareholders and business operations. The newly proposed regulations, among other provisions, set a limit on the amount of assets that may be deemed "non-passive assets" within the PFIC asset test of a foreign holding company. See "Risk Factors—Risks Relating to Taxes and our Corporate Structure—*U.S. Persons who hold our shares will be subject to adverse tax consequences if we are considered to be a passive foreign investment company ("PFIC") for U.S. Federal income tax purposes.*"

On August 16, 2022, the "Inflation Reduction Act of 2022" ("IRA"), was enacted, which, among other things, provides for a corporate alternative minimum tax and an excise tax on corporate stock repurchases. Based on our current analysis of the provisions, we do not expect the IRA to have a material impact on our financial position or results of operations. As the IRS issues additional guidance related to the IRA, we will evaluate any potential impact to our consolidated financial statements.

Factors Affecting Our Results of Operations

Net Premiums Written and Earned

Premiums associated with our U.S. mortgage insurance business are based on insurance in force, or IIF, during all or a portion of a period. A change in the average IIF during a period causes premiums to increase or decrease as compared to prior periods. Average net premium rates in effect during a given period will also cause premiums to differ when compared to earlier periods. IIF at the end of a reporting period is a function of the IIF at the beginning of such reporting period plus NIW less policy cancellations (including claims paid) during the period. As a result, premiums are generally influenced by:

- NIW, which is the aggregate principal amount of the new mortgages that are insured during a period. Many factors affect NIW, including, among others, the volume of low down payment home mortgage originations, the competition to provide credit enhancement on those mortgages, the number of customers who have approved us to provide mortgage insurance and changes in our NIW from certain customers;

- Cancellations of our insurance policies, which are impacted by payments on mortgages, home price appreciation, or refinancings, which in turn are affected by mortgage interest rates. Cancellations are also impacted by the levels of claim payments and rescissions;

- Premium rates, which represent the amount of the premium due as a percentage of IIF. Premium rates are based on the risk characteristics of the loans insured, the percentage of coverage on the loans, competition from other mortgage insurers and general industry conditions; and

- Premiums ceded or assumed under reinsurance arrangements. See Note 5 to our consolidated financial statements.

Premiums are paid either on a monthly installment basis ("monthly premiums"), in a single payment at origination ("single premiums"), or in some cases as an annual premium. For monthly premiums, we receive a monthly premium payment which is recorded as net premiums earned in the month the coverage is provided. Monthly premium payments are based on the original mortgage amount rather than the amortized loan balance. Net premiums written may be in excess of net premiums earned due to single premium policies. For single premiums, we receive a single premium payment at origination, which is recorded as "unearned premium" and earned over the estimated life of the policy, which ranges from 36 to 156 months depending on the term of the underlying mortgage and loan-to-value ratio at date of origination. If single premium policies are cancelled due to repayment of the underlying loan and the premium is non-refundable, the remaining unearned premium balance is immediately recognized as earned premium revenue. Substantially all of our single premium policies in force as of December 31, 2022 were non-refundable. Premiums collected on annual policies are recognized as net premiums earned on a straight-line basis over the year of coverage. For the years ended December 31, 2022 and 2021, monthly premium policies comprised 94% and 96% of our NIW, respectively.

Premiums associated with our GSE and other risk share transactions are based on the level of risk in force and premium rates on the transactions.

Persistency and Business Mix

The percentage of IIF that remains on our books after any 12-month period is defined as our persistency rate. Because our insurance premiums are earned over the life of a policy, higher persistency rates can have a significant impact on our profitability. The persistency rate on our portfolio was 82.1% at December 31, 2022. Generally, higher prepayment speeds lead to lower persistency.

Prepayment speeds and the relative mix of business between single premium policies and monthly premium policies also impact our profitability. Our premium rates include certain assumptions regarding repayment or prepayment speeds of the mortgages. Because premiums are paid at origination on single premium policies, assuming all other factors remain constant, if loans are prepaid earlier than expected, our profitability on these loans is likely to increase and, if loans are repaid slower than expected, our profitability on these loans is likely to decrease. By contrast, if monthly premium loans are repaid earlier than anticipated, our premium earned with respect to those loans and therefore our profitability declines. Currently, the expected return on single premium policies is less than the expected return on monthly policies.

Net Investment Income

Our investment portfolio was predominantly comprised of investment-grade fixed income securities and money market funds as of December 31, 2022. The principal factors that influence investment income are the size of the investment portfolio and the yield on individual securities. As measured by amortized cost (which excludes changes in fair market value, such as from changes in interest rates), the size of our investment portfolio is mainly a function of increases in capital and cash generated from or used in operations which is impacted by net premiums received, investment earnings, net claim payments and expenses. Realized gains and losses are a function of the difference between the amount received on the sale of a security and the security's amortized cost, as well as any provision for credit losses or impairments recognized in earnings. The amount received on the sale of fixed income securities is affected by the coupon rate of the security compared to the yield of comparable securities at the time of sale.

Income from Other Invested Assets

As part of our overall investment strategy, we also allocate a relatively small percentage of our portfolio to limited partnership investments in real estate, consumer credit and traditional venture capital and private equity investments. The results of these investing activities are reported in income from other invested assets. These investments are generally accounted for under the equity method or fair value using net asset value (or its equivalent) as a practical expedient. For entities accounted for under the equity method that follow industry-specific guidance for investment companies, our proportionate share of earnings or losses includes changes in the fair value of the underlying assets of these entities. Fluctuations in the fair value of these entities may increase the volatility of the Company's reported results of operations.

Other Income

Other income includes revenues associated with contract underwriting services and underwriting consulting services to third-party reinsurers. The level of contract underwriting revenue is dependent upon the number of customers who have engaged us for this service and the number of loans underwritten for these customers. Revenue from underwriting consulting services to third-party reinsurers is dependent upon the number of customers who have engaged us for this service and the level of premiums associated with the transactions underwritten for these customers.

In connection with the acquisition of our mortgage insurance platform, we entered into a services agreement with Triad Guaranty Inc. and its wholly-owned subsidiary, Triad Guaranty Insurance Corporation, which we refer to collectively as "Triad," to provide certain information technology maintenance and development and customer support-related services. In return for these services, we receive a flat monthly fee which is recorded in other income. During 2022, Triad exercised its one year renewal option extending the services agreement through November 2023.

As more fully described in Note 5 to our consolidated financial statements, the premiums ceded under certain reinsurance contracts with unaffiliated third parties varies based on changes in market interest rates. Under GAAP, these contracts contain embedded derivatives that are accounted for separately as freestanding derivatives. The change in the fair value of the embedded derivatives is reported in earnings and included in other income.

Provision for Losses and Loss Adjustment Expenses

The provision for losses and loss adjustment expenses reflects the current expense that is recorded within a particular period to reflect actual and estimated loss payments that we believe will ultimately be made as a result of insured loans that are in default.

Losses incurred are generally affected by:

- the overall state of the economy, which broadly affects the likelihood that borrowers may default on their loans and have the ability to cure such defaults;

- changes in housing values, which affect our ability to mitigate our losses through the sale of properties with loans in default as well as borrower willingness to continue to make mortgage payments when the value of the home is below or perceived to be below the mortgage balance;

- the product mix of IIF, with loans having higher risk characteristics generally resulting in higher defaults and claims;

- the size of loans insured, with higher average loan amounts tending to increase losses incurred;

- the loan-to-value ratio, with higher average loan-to-value ratios tending to increase losses incurred;

- the percentage of coverage on insured loans, with deeper average coverage tending to increase losses incurred;

- credit quality of borrowers, including higher debt-to-income ratios and lower FICO scores, which tend to increase incurred losses;

- the level and amount of reinsurance coverage maintained with third parties;

- the rate at which we rescind policies. Because of tighter underwriting standards generally in the mortgage lending industry and terms set forth in our master policy, we expect that our level of rescission activity will be lower than rescission activity seen in the mortgage insurance industry for vintages originated prior to the financial crisis; and

- the distribution of claims over the life of a book. As of December 31, 2022, 84% of our IIF relates to business written since January 1, 2020 and was less than three years old. As a result, based on historical industry performance, we expect the number of defaults and claims we experience, as well as our provision for losses and loss adjustment expenses ("LAE"), to increase as our portfolio seasons. See "—Mortgage Insurance Earnings and Cash Flow Cycle" below.

We establish loss reserves for delinquent loans when we are notified that a borrower has missed at least two consecutive monthly payments ("Case Reserves"), as well as estimated reserves for defaults that may have occurred but not yet been reported to us ("IBNR Reserves"). We also establish reserves for the associated loss adjustment expenses, consisting of the estimated cost of the claims administration process, including legal and other fees. Using both internal and external information, we establish our reserves based on the likelihood that a default will reach claim status and estimated claim severity. See "—Critical Accounting Policies" for further information.

Based upon our experience and industry data, claims incidence for mortgage insurance is generally highest in the third through sixth years after loan origination. Claims incidence for defaults associated with COVID-19 may not follow this pattern. As of December 31, 2022, 84% of our IIF relates to business written since January 1, 2020 and was less than three years old. Although the claims experience on new insurance written by us to date has been favorable, we expect incurred losses and claims to increase as a greater amount of this book of insurance reaches its anticipated period of highest claim frequency. The actual default rate and the average reserve per default that we experience as our portfolio matures is difficult to predict and is dependent on the specific characteristics of our current in-force book (including the credit score of the borrower, the loan-to-value ratio of the mortgage, geographic concentrations, etc.), as well as the profile of new business we write in the future. In addition, the default rate and the average reserve per default will be affected by future macroeconomic factors such as housing prices, interest rates and employment.

Due to business restrictions, stay-at-home orders and travel restrictions initially implemented in March 2020 as a result of COVID-19, unemployment in the United States increased significantly in the second quarter of 2020, declining during the second half of 2020 through 2022. As unemployment is one of the most common reasons for borrowers to default on their mortgage, the increase in unemployment has increased the number of delinquencies on the mortgages we insure, and has the potential to increase claim frequencies on defaults. As a result, we received 36,784 defaults in the three months ended June 30, 2020 and 12,614 defaults in the three months ended September 30, 2020, which resulted in a significant increase in our default rate from 0.83% at March 31, 2020 to 4.54% at September 30, 2020.

In response to the COVID-19 pandemic, the United States government enacted a number of policies to provide fiscal stimulus to the economy and relief to those affected by this global disaster. Specifically, mortgage forbearance programs and foreclosure moratoriums were instituted by Federal legislation along with actions taken by FHFA and the GSEs. The mortgage forbearance plans permit these borrowers to temporarily reduce or suspend their mortgage payments for up to 18 months for loans in an active COVID-19-related forbearance program as of February 28, 2021. For borrowers that have the ability to begin to pay their mortgage at the end of the forbearance period, we expect that mortgage servicers will continue to work with them to modify their loans at which time the mortgage will be removed from delinquency status. We believe that the forbearance process could have a favorable effect on the frequency of claims that we ultimately pay. Based on the forbearance programs in place and the credit characteristics of the Early COVID Defaults, we believe that the ultimate number of Early COVID Defaults that result in claims will be less than our historical default-to-claim experience. Accordingly, we applied a lower reserve rate to the Early COVID Defaults than the rate used for defaults that had missed a comparable number of payments as of March 31, 2020 and in prior periods that did not have access to forbearance plans.

The defaulted loans reported to us in the second and third quarters of 2020 had reached the end of their forbearance periods as of March 31, 2022. During the first quarter of 2022, the Early COVID Defaults cured at elevated levels, and the cumulative cure rate for the Early COVID Defaults at March 31, 2022 exceeded our initial estimated cure rate implied by our estimate of ultimate loss for these defaults established at the onset of the pandemic. Based on cure activity through March 31, 2022 and our expectations for future cure activity, as of March 31, 2022, we lowered our estimate of ultimate loss for the Early COVID Defaults. During the three months ended June 30, 2022, Early COVID Defaults cured at levels that exceeded our estimate as of March 31, 2022, and we further lowered our estimate of loss for these defaults as of June 30, 2022 to 2% of the initial risk in force. These revisions to our estimate of ultimate loss for the Early COVID Defaults resulted in a benefit recorded to the provision for losses of $164.1 million for the year ended December 31, 2022. As of December 31, 2022, approximately 99% of the Early COVID Defaults had cured. Due to the level of Early COVID Defaults remaining in the default inventory, beginning in the third quarter of 2022, we resumed reserving for the Early COVID Defaults using our normal reserve methodology. While the level of cure activity for the Early COVID Defaults exceeded our initial expectations, the transition of defaults to foreclosure or claim has not returned to pre-pandemic levels as of December 31, 2022. As a result, the level of defaults in the default inventory that have missed twelve or more payments is above pre-pandemic levels.

The economy in the United States is currently experiencing elevated levels of consumer price inflation. The Federal Reserve has increased the target federal funds rate several times during 2022 in an effort to reduce consumer price inflation. These rate increases have resulted in higher mortgage interest rates which may lower home sale activity and affect the options available to delinquent borrowers. It is reasonably possible that our estimate of losses could change in the near term as a result of changes in the economic environment, the impact of elevated levels of consumer price inflation on home sale activity, housing inventory, and home prices.

In September 2022, Hurricane Ian made landfall in Florida and caused property damage in certain counties. There are many factors contributing to the uncertainty surrounding these insured loans. Under our master policy, loan servicers are not required to notify us of a default until the borrower has missed two consecutive minimum payments. Also, the level of damage being reported in these areas varies significantly from region to region. Further, under our master policy, our exposure may be limited on hurricane-related claims. For example, we are permitted to exclude a claim entirely where estimated restoration costs from damage to the property underlying a mortgage equal 20% or more of the property's original value and adjust a claim where the property underlying a mortgage in default is subject to unrestored physical damage. This event has not materially affected our reserves as of December 31, 2022.

As more fully described in Note 5 to our condensed consolidated financial statements, at December 31,2022, we had approximately $2.5 billion of excess of loss reinsurance covering NIW from January 1, 2015 to December 31, 2022 and quota share reinsurance on portions of our NIW effective September 1, 2019 through December 31, 2020 and January 1, 2022 through December 31, 2022. The impact on our reserves in future periods will be dependent upon the amount of delinquent notices received from loan servicers, the performance of defaults and our expectations for the amount of ultimate losses on these delinquencies.

Third-Party Reinsurance

We use third-party reinsurance to provide protection against adverse loss experience and to expand our capital sources. When we enter into a reinsurance agreement, the reinsurer receives a premium and, in exchange, agrees to insure an agreed upon portion of incurred losses. These arrangements have the impact of reducing our earned premiums, but also reduce our risk in force ("RIF"), which provides capital relief, and may include capital relief under the PMIERs financial strength requirements. Our incurred losses are reduced by any incurred losses ceded in accordance with the reinsurance agreement. For additional information regarding reinsurance, see Note 5 to our consolidated financial statements.

Other Underwriting and Operating Expenses

Our other underwriting and operating expenses include components that are substantially fixed, as well as expenses that generally increase or decrease in line with the level of NIW.

Our most significant expense is compensation and benefits for our employees, which represented 59%, 61% and 60% of other underwriting and operating expenses for the years ended December 31, 2022, 2021 and 2020, respectively. Compensation and benefits expense includes base and incentive cash compensation, stock compensation expense, benefits and payroll taxes.

Underwriting and other expenses include legal, consulting, other professional fees, premium taxes, travel, entertainment, marketing, licensing, supplies, hardware, software, rent, utilities, depreciation and amortization and other expenses. We anticipate that as we continue to add new customers and increase our IIF, our expenses will also continue to increase.

Interest Expense

Interest expense is incurred as a result of borrowings under our secured credit facility (the "Credit Facility"). Borrowings under the Credit Facility may be used for working capital and general corporate purposes, including, without limitation, capital contributions to Essent's insurance and reinsurance subsidiaries. Borrowings accrue interest at a floating rate tied to a standard short-term borrowing index, selected at the Company's option, plus an applicable margin.

Income Taxes

Income taxes are incurred based on the amount of earnings or losses generated in the jurisdictions in which we operate and the applicable tax rates and regulations in those jurisdictions. Our U.S. insurance subsidiaries are generally not subject to income taxes in most states in which we operate; however, our non-insurance subsidiaries are subject to state income taxes. In lieu of state income taxes, our insurance subsidiaries pay premium taxes that are recorded in other underwriting and operating expenses.

Essent Group Ltd. ("Essent Group") and its wholly-owned subsidiary, Essent Re, are domiciled in Bermuda, which does not have a corporate income tax. Under a quota share reinsurance agreement, Essent Re reinsures 25% of Essent Guaranty's NIW through December 31, 2020 and 35% of Essent Guaranty's NIW after December 31, 2020. Essent Re also provides insurance and reinsurance to Freddie Mac and Fannie Mae.

The amount of income tax expense or benefit recorded in future periods will be dependent on the jurisdictions in which we operate and the tax laws and regulations in effect.

Mortgage Insurance Earnings and Cash Flow Cycle

In general, the majority of any underwriting profit (premium revenue minus losses) that a book generates occurs in the early years of the book, with the largest portion of any underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern generally occurs because relatively few of the claims that a book will ultimately experience typically occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as the number of insured loans decreases (primarily due to loan prepayments), and by increasing losses.

Key Performance Indicators

Insurance In Force

As discussed above, premiums we collect and earn are generated based on our IIF, which is a function of our NIW and cancellations. The following table includes a summary of the change in our IIF for the years ended December 31, 2022, 2021 and 2020 for our U.S. mortgage insurance portfolio. In addition, this table includes our RIF at the end of each period.

	Year Ended December 31,		
($ in thousands)	2022	2021	2020
IIF, beginning of period	$ 207,190,544	$ 198,882,352	$ 164,005,853
NIW	63,061,262	84,218,250	107,944,065
Cancellations	(43,189,751)	(75,910,058)	(73,067,566)
IIF, end of period	$ 227,062,055	$ 207,190,544	$ 198,882,352
Average IIF during the period	$ 215,485,518	$ 202,890,292	$ 178,294,034
RIF, end of period	$ 49,903,626	$ 45,273,383	$ 41,339,262

The following is a summary of our IIF at December 31, 2022 by vintage:

($ in thousands)	$	%
2022	60,609,538	26.7%
2021	71,533,601	31.5
2020	59,228,334	26.1
2019	14,742,465	6.5
2018	6,714,277	3.0
2017 and prior	14,233,841	6.2
	$ 227,062,055	100.0%

Average Net Premium Rate

Our average net premium rate is calculated by dividing net premiums earned for the U.S. mortgage insurance portfolio by average insurance in force for the period and is dependent on a number of factors, including: (1) the risk characteristics and average coverage on the mortgages we insure; (2) the mix of monthly premiums compared to single premiums in our portfolio; (3) cancellations of non-refundable single premiums during the period; (4) changes to our pricing for NIW; and (5) premiums ceded under third-party reinsurance agreements. The following table presents the average net premium rate for our U.S. mortgage insurance portfolio:

	Year Ended December 31,		
	2022	**2021**	**2020**
Base average premium rate	0.41 %	0.43%	0.46%
Single premium cancellations	0.01	0.03	0.05
Gross average premium rate	0.42	0.46	0.51
Ceded premiums	(0.05)	(0.05)	(0.05)
Net average premium rate	0.37%	0.41%	0.46%

We anticipate that the continued use of third-party reinsurance along with changes to the level of future cancellations of non-refundable single premium policies and mix of IIF will reduce our average net premium rate in future periods.

Persistency Rate

The measure for assessing the impact of policy cancellations on IIF is our persistency rate, defined as the percentage of IIF that remains on our books after any twelve-month period. See additional discussion regarding the impact of the persistency rate on our performance in "—Factors Affecting Our Results of Operations—Persistency and Business Mix."

Risk-to-Capital

The risk-to-capital ratio has historically been used as a measure of capital adequacy in the U.S. mortgage insurance industry and is calculated as a ratio of net risk in force to statutory capital. Net risk in force represents total risk in force net of reinsurance ceded and net of exposures on policies for which loss reserves have been established. Statutory capital for our U.S. insurance companies is computed based on accounting practices prescribed or permitted by the Pennsylvania Insurance Department. See additional discussion in "—Liquidity and Capital Resources—Insurance Company Capital."

As of December 31, 2022, our combined net risk in force for our U.S. insurance companies was $32.3 billion and our combined statutory capital was $3.2 billion, resulting in a risk-to-capital ratio of 10.2 to 1. The amount of capital required varies in each jurisdiction in which we operate; however, generally, the maximum permitted risk-to-capital ratio is 25.0 to 1. State insurance regulators are currently examining their respective capital rules to determine whether, in light of the financial crisis, changes are needed to more accurately assess mortgage insurers' ability to withstand stressful economic conditions. As a result, the capital metrics under which they assess and measure capital adequacy may change in the future. Independent of the state regulator and GSE capital requirements, management continually assesses the risk of our insurance portfolio and current market and economic conditions to determine the appropriate levels of capital to support our business.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

Summary of Operations (In thousands)	Year Ended December 31,		
	2022	2021	2020
Revenues:			
Net premiums written	$ 820,029	$ 807,492	$ 834,113
Decrease in unearned premiums	22,498	65,051	28,451
Net premiums earned	842,527	872,543	862,564
Net investment income	124,409	88,765	80,087
Realized investment (losses) gains, net	(13,172)	418	2,697
Income (loss) from other invested assets	28,676	56,386	(215)
Other income	18,384	10,398	10,021
Total revenues	1,000,824	1,028,510	955,154
Losses and expenses:			
(Benefit) provision for losses and LAE	(174,704)	31,057	301,293
Other underwriting and operating expenses	171,733	166,857	154,691
Interest expense	15,608	8,282	9,074
Total losses and expenses	12,637	206,196	465,058
Income before income taxes	988,187	822,314	490,096
Income tax expense	156,834	140,531	77,055
Net income	**$ 831,353**	**$ 681,783**	**$ 413,041**

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

For the year ended December 31, 2022, we reported net income of $831.4 million, compared to net income of $681.8 million for the year ended December 31, 2021. The increase in our operating results in 2022 over 2021 was primarily due to a decrease in the provision for losses and LAE and an increase in net investment income, partially offset by decreases in net premiums earned, income from other invested assets and realized net investment gains and an increase in income taxes.

Net Premiums Written and Earned

Net premiums earned decreased in the year ended December 31, 2022 by three percent compared to the year ended December 31, 2021 due to the decrease in the average net premium rate from 0.41% for the year ended December 31, 2021 to 0.37% for the year ended December 31, 2022 partially offset by the increase in our average IIF from $202.9 billion in 2021 to $215.5 billion in 2022. The decrease in the average net premium rate during the year ended December 31, 2022 was a primarily due to changes in the mix of the mortgages we insure, changes in our pricing and a decrease in premiums earned on the cancellation of non-refundable single premium policies. In the year ended December 31, 2022, premiums earned on the cancellation of non-refundable single premium policies decreased to $20.8 million from $63.8 million in the year ended December 31, 2021 as a result of a decrease in existing borrowers refinancing their mortgages during 2022 as compared to 2021.

Net premiums written increased in the year ended December 31, 2022 by 2% over the prior year. The increase was due primarily to the increase in average IIF for the year ended December 31, 2022 as compared to the year ended December 31, 2021 partially offset by changes in the mix of mortgages we insure and changes in our pricing for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

In the year ended December 31, 2022, unearned premiums decreased by $22.5 million as a result of $64.2 million of unearned premium that was recognized in earnings during the year partially offset by net premiums written on single premium policies of $41.7 million. In the year ended December 31, 2021, unearned premiums decreased by $65.1 million as a result of $111.7 million of unearned premium that was recognized in earnings during the year partially offset by net premiums written on single premium policies of $46.7 million.

Net Investment Income

Our net investment income was derived from the following sources for the periods indicated:

(In thousands)	Year Ended December 31,	
	2022	2021
Fixed maturities	$ 129,530	$ 94,117
Short-term investments	2,319	171
Gross investment income	131,849	94,288
Investment expenses	(7,440)	(5,523)
Net investment income	$ 124,409	$ 88,765

The increase in net investment income to $124.4 million for the year ended December 31, 2022 as compared to $88.8 million for the year ended December 31, 2021 was due to the increase in the weighted average balance of our investment portfolio, as well as an increase in the average yield on the investment portfolio. The average balance of investments at amortized cost increased to $5.1 billion during the year ended December 31, 2022 from $4.7 billion during the year ended December 31, 2021, primarily as a result of investing cash flows generated from operations, partially offset by cash used for share repurchases and dividends. The pre-tax investment income yield increased from 2.0% in the year ended December 31, 2021 to 2.6% in the year ended December 31, 2022 primarily due to a general increase in investment yields due to increasing interest rates and a decrease in premium amortization on mortgage-backed and asset-backed securities. The pre-tax investment income yields are calculated based on amortized cost and exclude investment expenses. See "—Liquidity and Capital Resources" for further details of our investment portfolio.

Income from Other Invested Assets

Income from other invested assets for the year ended December 31, 2022 was $28.7 million as compared to $56.4 million for the year ended December 31, 2021. The decrease in income from other invested assets for the year ended December 31, 2022 as compared to the year ended December 31, 2021 was primarily due to lower fair value adjustments recorded during 2022.

Through June 30, 2021, unrealized gains and losses reported by these entities were included in other comprehensive income ("OCI"). Subsequent to June 30, 2021, management concluded that unrealized gains and losses on these investments should be reflected in earnings rather than OCI. Income from other invested assets for the year ended December 31, 2021 includes $7.6 million of net unrealized gains that were accumulated in OCI at December 31, 2020.

Other Income

Other income for the year ended December 31, 2022 was $18.4 million compared to $10.4 million for the year ended December 31, 2021. The increase in other income for the year ended December 31, 2022 as compared to the year ended December 31, 2021 was primarily due to an increase in underwriting consulting services to third-party reinsurers and changes in the fair value of the embedded derivatives contained in certain of our reinsurance agreements, partially offset by lower Triad service fees and a decrease in contract underwriting revenues. In the year ended December 31, 2022 we recorded a net unfavorable decrease in the fair value of the embedded derivatives of $2.5 million compared to a net unfavorable decrease of $4.1 million in the year ended December 31, 2021.

Provision for Losses and Loss Adjustment Expenses

The decrease in the provision for losses and LAE in 2022 as compared to 2021 was primarily due to a decrease in the estimate of ultimate loss for Early COVID Defaults as well as cure activity for defaults with reserves using our normal reserve methodology.

The following table presents a rollforward of insured loans in default for our U.S. mortgage insurance portfolio for the periods indicated:

	Year Ended December 31,	
	2022	2021
Beginning default inventory	16,963	31,469
Plus: new defaults	25,636	23,297
Less: cures	(28,873)	(37,566)
Less: claims paid	(261)	(195)
Less: rescissions and denials, net	(32)	(42)
Ending default inventory	13,433	16,963

The following table includes additional information about our loans in default as of the dates indicated for our U.S. mortgage insurance portfolio:

	As of December 31,			
		2022		2021
Case reserves (in thousands) (1)	$	199,419	$	375,396
Total reserves (in thousands) (1)	$	216,390	$	406,096
Ending default inventory		13,433		16,963
Average case reserve per default (in thousands)	$	14.8	$	22.1
Average total reserve per default (in thousands)	$	16.1	$	23.9
Default rate		1.66%		2.16%
Claims received included in ending default inventory		121		60

(1) The U.S. mortgage insurance portfolio reserves exclude reserves on GSE and other risk share risk in force at Essent Re of $0.1 million and $1.3 million as of December 31, 2022 and 2021, respectively.

As of March 31, 2022, the defaulted loans reported to us in the second and third quarters of 2020 had reached the end of their forbearance periods. During the first quarter of 2022, the Early COVID Defaults cured at elevated levels, and the cumulative cure rate for the Early COVID Defaults at March 31, 2022 exceeded our initial estimated cure rate implied by our 7% estimate of ultimate loss for these defaults. Based on cure activity through March 31, 2022 and our expectations for future cure activity, we lowered our estimate of ultimate loss for the Early COVID Defaults from 7% to 4% of the initial risk in force. During the three months ended June 30, 2022, Early COVID Defaults cured at levels that exceeded our estimate as of March 31, 2022, and we further lowered our estimate of loss for these defaults as of June 30, 2022 to 2% of the initial risk in force. These revisions to our estimate of ultimate loss for the Early COVID Defaults resulted in a benefit recorded to the provision for losses of $164.1 million for the year ended December 31, 2022. As of December 31, 2022, approximately 99% of the Early COVID Defaults had cured. Due to the level of Early COVID Defaults remaining in the default inventory, beginning in the third quarter of 2022, we resumed reserving for the Early COVID Defaults using our normal reserve methodology.

The following table provides a reconciliation of the beginning and ending reserve balances for losses and LAE:

(In thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021
Reserve for losses and LAE at beginning of year	$ 407,445	$ 374,941
Less: Reinsurance recoverables	25,940	19,061
Net reserve for losses and LAE at beginning of year	381,505	355,880
Add provision for losses and LAE occurring in:		
Current year	99,372	97,256
Prior years	(274,076)	(66,199)
Incurred losses and LAE during the current year	(174,704)	31,057
Deduct payments for losses and LAE occurring in:		
Current year	224	388
Prior years	4,731	5,044
Loss and LAE payments during the current year	4,955	5,432
Net reserve for losses and LAE at end of year	201,846	381,505
Plus: Reinsurance recoverables	14,618	25,940
Reserve for losses and LAE at end of year	$ 216,464	$ 407,445

The following tables provide a detail of reserves and defaulted RIF by the number of missed payments and pending claims for our U.S. mortgage insurance portfolio:

As of December 31, 2022

($ in thousands)	Number of Policies in Default	Percentage of Policies in Default	Amount of Reserves	Percentage of Reserves	Defaulted RIF	Reserves as a Percentage of Defaulted RIF
Missed payments:						
Three payments or less	6,154	46%	$ 32,242	16%	$ 411,624	8%
Four to eleven payments	4,684	35	65,071	33	317,417	21
Twelve or more payments	2,474	18	98,291	49	147,247	67
Pending claims	121	1	3,815	2	4,860	78
Total case reserves (1)	13,433	100%	199,419	100%	$ 881,148	23
IBNR			14,956			
LAE			2,015			
Total reserves for losses and LAE (1)			$ 216,390			

---

(1) The U.S. mortgage insurance portfolio reserves exclude reserves on GSE and other risk share risk in force at Essent Re of $0.1 million as of December 31, 2022.

As of December 31, 2021

($ in thousands)	Number of Policies in Default	Percentage of Policies in Default	Amount of Reserves	Percentage of Reserves	Defaulted RIF	Reserves as a Percentage of Defaulted RIF
Missed payments:						
Three payments or less	4,113	24%	$ 20,712	5%	$ 243,511	9%
Four to eleven payments	5,459	32	77,822	21	349,494	22
Twelve or more payments	7,331	43	274,465	73	470,859	58
Pending claims	60	1	2,397	1	2,852	84
Total case reserves (2)	16,963	100%	375,396	100%	$ 1,066,716	35
IBNR			28,155			
LAE			2,545			
Total reserves for losses and LAE (2)			$ 406,096			

---

(2) The U.S. mortgage insurance portfolio reserves exclude reserves on GSE and other risk share risk in force at Essent Re of $1.3 million as of December 31, 2021.

During the year ended December 31, 2022, the provision for losses and LAE was a benefit of $174.7 million, comprised of $274.1 million of favorable prior years' loss development partially offset by a provision of $99.4 million for current year losses. During the year ended December 31, 2021, the provision for losses and LAE was $31.1 million, comprised of $97.3 million of current year losses partially offset by $66.2 million of favorable prior years' loss development. In both periods, the favorable prior years' loss development was the result of a re-estimation of amounts ultimately to be paid on prior year defaults in the default inventory, including the impact of previously identified defaults that cured.

The following table includes additional information about our claims paid and claim severity as of the dates indicated:

	Year Ended December 31,	
($ in thousands)	2022	2021
Number of claims paid	261	195
Amount of claims paid	$ 4,665	$ 5,204
Claim severity	44%	59%

Other Underwriting and Operating Expenses

Following are the components of our other underwriting and operating expenses for the periods indicated:

	Year Ended December 31,			
	2022		2021	
($ in thousands)	$	%	$	%
Compensation and benefits	$ 100,302	59%	$ 101,339	61%
Premium taxes	17,756	10	18,150	11
Other	53,679	31	47,368	28
Total other underwriting and operating expenses	$ 171,737	100%	$ 166,857	100%
Number of employees at end of year	346		343	

The significant factors contributing to the change in other underwriting and operating expenses are:

- Compensation and benefits decreased primarily due to decreased stock compensation expense and severance associated with the departure of former executives, partially offset by an increase in incentive compensation. Compensation and benefits includes salaries, wages and bonus, stock compensation expense, benefits and payroll taxes.

- Premium taxes decreased primarily due to a decrease in our effective premium tax rate.

- Other expenses increased primarily as a result of increases in professional fees, travel expenses, rent expense and a decrease in ceding commission earned under our QSR Agreements, partially offset by a decrease in amortization of net deferred acquisition costs. Other expenses include professional fees, travel, marketing, hardware, software, rent, depreciation and amortization and other facilities expenses.

Interest Expense

For the years ended December 31, 2022 and 2021, we incurred interest expense of $15.6 million and $8.3 million, respectively. Interest expense increased due to an increase in the weighted average interest rate on amounts outstanding under the Credit Facility and an increase in the average amounts outstanding under the Credit Facility. For the years ending December 31, 2022 and 2021, the borrowings under the Credit Facility had a weighted average interest rate of 3.42% and 2.07%, respectively. For the year ended December 31, 2022, the average amount outstanding under the Credit Facility was $425.0 million as compared to $331.7 million for the year ended December 31, 2021.

Income Taxes

Our subsidiaries in the United States file a consolidated U.S. Federal income tax return. Our income tax expense was $156.8 million for the year ended December 31, 2022 compared to $140.5 million for the year ended December 31, 2021. The effective tax rate for the year ended December 31, 2022 was 15.9% compared to 17.1% for the year ended December 31, 2021. Our effective income tax rate reflects the amount of earnings or losses generated in the jurisdictions in which we operate, the applicable tax rates and regulations in those jurisdictions, and the impact of discrete items. For the year ended December 31, 2021, income tax expense includes $8.2 million of expense associated with an increase in the estimate of our beginning of the year deferred state income tax liability.

At December 31, 2022 and 2021, we concluded that it was more likely than not that our deferred tax assets would be realized.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Pursuant to the FAST Act Modernization and Simplification of Regulation S-K, discussions related to the changes in results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 have been omitted. Such omitted discussion can be found under Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on February 15th, 2022.

Liquidity and Capital Resources

Overview

Our sources of funds consist primarily of:

- our investment portfolio and interest income on the portfolio;

- net premiums that we will receive from our existing IIF as well as policies that we write in the future;

- borrowings under our Credit Facility; and

- issuance of capital shares.

Our obligations consist primarily of:

- claim payments under our policies;

- interest payments and repayment of borrowings under our Credit Facility;

- the other costs and operating expenses of our business;

- the repurchase of common shares under the share repurchase plan approved by our Board of Directors; and

- the payment of dividends on our common shares.

As of December 31, 2022, we had substantial liquidity with cash of $81.2 million, short-term investments of $252.0 million and fixed maturity investments of $4.5 billion. We also had $400 million of available capacity under the revolving credit component of our Credit Facility, with $425 million of term borrowings outstanding under our Credit Facility. Borrowings under the Credit Facility contractually mature on December 10, 2026. Holding company net cash and investments available for sale totaled $685.2 million at December 31, 2022. In addition, Essent Guaranty is a member of the Federal Home Loan Bank of Pittsburgh (the "FHLBank") and has access to secured borrowing capacity with the FHLBank to provide Essent Guaranty with supplemental liquidity. Essent Guaranty had no outstanding borrowings with the FHLBank at December 31, 2022.

Management believes that the Company has sufficient liquidity available both at its holding companies and in its insurance and other operating subsidiaries to meet its operating cash needs and obligations and committed capital expenditures for the next 12 months.

While the Company and all of its subsidiaries are expected to have sufficient liquidity to meet all their expected obligations, additional capital may be required to meet any new capital requirements that are adopted by regulatory authorities or the GSEs, to respond to changes in the business or economic environment, to provide additional capital related to the growth of our risk in force in our mortgage insurance portfolio, or to fund new business initiatives. We regularly review potential investments and acquisitions, some of which may be material, that, if consummated, would expand our existing business or result in new lines of business, and at any given time we may be in discussions concerning possible transactions. In February 2023, we announced that Essent US Holdings, Inc. entered into an agreement to acquire the title insurance operations of a subsidiary of Finance of America Companies for $100 million. We continually evaluate opportunities based upon market conditions to further increase our financial flexibility through the issuance of equity or debt, or other options including reinsurance or credit risk transfer transactions. There can be no guarantee that any such opportunities will be available on acceptable terms or at all.

At the operating subsidiary level, liquidity could be impacted by any one of the following factors:

- significant decline in the value of our investments;

- inability to sell investment assets to provide cash to fund operating needs;

- decline in expected revenues generated from operations;

- increase in expected claim payments related to our IIF; or

- increase in operating expenses.

Our U.S. insurance subsidiaries are subject to certain capital and dividend rules and regulations prescribed by jurisdictions in which they are authorized to operate and the GSEs. Under the insurance laws of the Commonwealth of Pennsylvania, the insurance subsidiaries may pay dividends during any twelve-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. The Pennsylvania statute also requires that dividends and other distributions be paid out of positive unassigned surplus without prior approval. At December 31, 2022, Essent Guaranty, had unassigned surplus of approximately $314.7 million and Essent Guaranty of PA, Inc. had unassigned surplus of approximately $13.6 million. As of January 1, 2023, Essent Guaranty has dividend capacity of $314.7 million and Essent PA has dividend capacity of $5.3 million. Essent Re is subject to certain dividend restrictions as prescribed by the Bermuda Monetary Authority and under certain agreements with counterparties. In connection with a quota share reinsurance agreement with Essent Guaranty, Essent Re has agreed to maintain a minimum total equity of $100 million. As of December 31, 2022, Essent Re had total equity of $1.5 billion. In connection with its insurance and reinsurance activities, Essent Re is required to maintain assets in trusts for the benefit of its contractual counterparties. See Note 3 to our consolidated financial statements. At December 31, 2022, our insurance subsidiaries were in compliance with these rules, regulations and agreements.

Cash Flows

The following table summarizes our consolidated cash flows from operating, investing and financing activities:

	Year Ended December 31,		
(In thousands)	2022	2021	2020
Net cash provided by operating activities	$ 588,817	$ 709,256	$ 727,931
Net cash used in investing activities	(398,872)	(583,167)	(1,154,417)
Net cash (used in) provided by financing activities	(190,196)	(147,428)	457,966
Net (decrease) increase in cash	$ (251)	$ (21,339)	$ 31,480

Operating Activities

Cash flow provided by operating activities totaled $588.8 million for the year ended December 31, 2022, as compared to $709.3 million for the year ended December 31, 2021 and $727.9 million for the year ended December 31, 2020. The decrease in cash flow from operations of $120.4 million in 2022 compared to 2021 was primarily due to increases in other assets and accounts receivable, as well as income tax payments. The decrease in cash flow from operations of $18.7 million in 2021 compared to 2020 was primarily due to an increase in income tax payments and higher United States Mortgage Guaranty Tax and Loss Bonds ("T&L Bonds") purchased during 2021 as well as higher premiums ceded under third-party reinsurance agreements.

Investing Activities

Cash flow used in investing activities totaled $398.9 million for the year ended December 31, 2022 and primarily related to investing cash flows from the business. Cash flow used in investing activities totaled $583.2 million for the year ended December 31, 2021 and primarily related to investing cash flows from the business and net increased borrowings under the Credit Facility. Cash flow used in investing activities totaled $1.2 billion for the year ended December 31, 2020 and primarily related to investing cash flows from the business, net proceeds of approximately $440 million from the completion of a public offering of common shares in June 2020 and net increased borrowings under the Credit Facility.

Financing Activities

Cash flow used in financing activities totaled $190.2 million for the year ended December 31, 2022 and primarily related to the repurchases of common shares as part of our share repurchase plan, quarterly cash dividends paid in 2022 and treasury stock acquired from employees to satisfy tax withholding obligations. Cash flow provided by financing activities totaled $147.4 million for the year ended December 31, 2021 and primarily related to the repurchases of common shares as part of our share repurchase plan, quarterly cash dividends paid in 2021 and treasury stock acquired from employees to satisfy tax withholding obligations, partially offset by net increased borrowings under the Credit Facility. Cash flow used in financing activities totaled $458.0 million for the year ended December 31, 2020 and primarily related to $440 million of net proceeds from the completion of a public offering of common shares in June 2020 and net increased borrowings under the Credit Facility, partially offset by quarterly cash dividends paid in 2020 and treasury stock acquired from employees to satisfy tax withholding obligations.

Insurance Company Capital

We compute a risk-to-capital ratio for our U.S. insurance companies on a separate company statutory basis, as well as for our combined insurance operations. The risk-to-capital ratio is our net risk in force divided by our statutory capital. Our net risk in force represents risk in force net of reinsurance ceded, if any, and net of exposures on policies for which loss reserves have been established. Statutory capital consists primarily of statutory policyholders' surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of 50% of net premiums earned. These contributions must generally be maintained for a period of ten years. However, with regulatory approval, a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net premiums earned in a calendar year.

During the year ended December 31, 2022, no capital contributions were made to our U.S. insurance subsidiaries and Essent Guaranty paid dividends to Essent US Holdings, Inc. totaling $315.0 million. During the year ended December 31, 2022, Essent Guaranty of PA paid a dividend to Essent US Holdings, Inc. totaling $5 million.

Essent Guaranty has entered into reinsurance agreements that provide excess of loss reinsurance coverage for new defaults on portfolios of mortgage insurance policies issued in 2015 through December 31, 2022. The aggregate excess of loss reinsurance coverages decrease over a ten-year period as the underlying covered mortgages amortize. Based on the level of delinquencies reported to us, the insurance-linked note transactions (the "ILNs") that Essent Guaranty entered into prior to March 31, 2020 became subject to a "trigger event" as of June 25, 2020. The aggregate excess of loss reinsurance coverage will not amortize during the continuation of a trigger event. As of November 26, 2021, Radnor Re 2019-2 was no longer subject to a trigger event. Radnor Re 2020-1 was no longer subject to a trigger event as of July 25, 2022.

Essent Guaranty has entered into quota share reinsurance agreements with panels of third-party reinsurers ("QSR" agreements). Each of the third-party reinsurers has an insurer minimum financial strength rating of A- or better by S&P Global Ratings, A.M. Best or both. Under each QSR agreement, Essent Guaranty will cede premiums earned on a percentage of risk on all eligible policies written during a specified period, in exchange for reimbursement of ceded claims and claims expenses on covered policies, a specified ceding commission, as well as a profit commission that varies directly and inversely with ceded claims. These reinsurance coverages also reduce net risk in force and PMIERs Minimum Required Assets. See Note 5 to our consolidated financial statements.

The following tables summarizes Essent Guaranty's QSR agreements as of December 31, 2022:

QSR Agreement	Eligible Policy Period	Ceding Percentage	Ceding Commission	Profit Commission	
QSR-2019	September 1, 2019-December 31, 2020	(1)	20%	63%	(2)
QSR-2022	January 1, 2022-December 31, 2022	20%	20%	62%	
QSR-2023	January 1, 2023-December 31, 2023	17.5%	20%	58%	

(1) Under QSR-2019, Essent Guaranty cedes 40% of premiums on singles policies and 20% on all other policies.

(2) The initial profit commission on QSR-2019 was up to 60%. Since Essent Guaranty did not exercise its option to terminate this QSR agreement on December 31, 2021, the maximum profit commission that Essent Guaranty could earn increased to 63% in 2022 and thereafter.

Our combined risk-to-capital calculation for our U.S. insurance subsidiaries as of December 31, 2022 was as follows:

Combined statutory capital: ($ in thousands)		
Policyholders' surplus	$	1,072,667
Contingency reserves		2,105,484
Combined statutory capital	$	3,178,151
Combined net risk in force	$	32,265,701
Combined risk-to-capital ratio		10.2:1

For additional information regarding regulatory capital see Note 16 to our consolidated financial statements. Our combined statutory capital equals the sum of statutory capital of Essent Guaranty plus Essent Guaranty of PA, Inc., after eliminating the impact of intercompany transactions. The combined risk-to-capital ratio equals the sum of the net risk in force of Essent Guaranty and Essent Guaranty of PA, Inc. divided by combined statutory capital. The information above has been derived from the annual and quarterly statements of our insurance subsidiaries, which have been prepared in conformity with accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the National Association of Insurance Commissioners Accounting Practices and Procedures Manual. Such practices vary from accounting principles generally accepted in the United States.

Essent Re has entered into GSE and other risk share transactions, including insurance and reinsurance transactions with Freddie Mac and Fannie Mae. Under a quota share reinsurance agreement, Essent Re reinsures 25% of Essent Guaranty's NIW under through December 31, 2020 and 35% of Essent Guaranty's NIW after December 31, 2020. During the years ended December 31, 2022 and 2021, Essent Re paid no dividends to Essent Group and Essent Group made no capital contributions to Essent Re. As of December 31, 2022, Essent Re had total stockholders' equity of $1.5 billion and net risk in force of $19.5 billion.

Financial Strength Ratings

The insurer financial strength ratings of Essent Guaranty, our principal mortgage insurance subsidiary, are A3 with a stable outlook by Moody's, BBB+ with a stable outlook by S&P and A (Excellent) with a stable outlook by A.M. Best. The insurer financial strength ratings of Essent Re are BBB+ with a stable outlook by S&P and A (Excellent) with a stable outlook by A.M. Best.

Private Mortgage Insurer Eligibility Requirements

Fannie Mae and Freddie Mac, maintain coordinated Private Mortgage Insurer Eligibility Requirements, which we refer to as the "PMIERs." The PMIERs represent the standards by which private mortgage insurers are eligible to provide mortgage insurance on loans owned or guaranteed by Fannie Mae and Freddie Mac. The PMIERs include financial strength requirements incorporating a risk-based framework that require approved insurers to have a sufficient level of liquid assets from which to pay claims. This risk-based framework provides that an insurer must hold a substantially higher level of required assets for insured loans that are in default compared to a performing loan. The PMIERs also include enhanced operational performance expectations and define remedial actions that apply should an approved insurer fail to comply with these requirements. As of December 31, 2022, Essent Guaranty, our GSE-approved mortgage insurance company, was in compliance with the PMIERs.

As of December 31, 2022, Essent Guaranty's Available Assets were $3.19 billion or 174% of its Minimum Required Assets were $1.83 billion based on our interpretation of the PMIERs.

Under PMIERs guidance issued by the GSEs effective June 30, 2020, Essent will apply a 0.30 multiplier to the risk-based required asset amount factor for each insured loan in default backed by a property located in a Federal Emergency Management Agency ("FEMA") Declared Major Disaster Area eligible for Individual Assistance and that either 1) is subject to a forbearance plan granted in response to a FEMA Declared Major Disaster, the terms of which are materially consistent with terms of forbearance plans, repayment plans or loan modification trial period offered by Fannie Mae or Freddie Mac, or 2) has an initial missed payment occurring up to either (i) 30 days prior to the first day of the incident period specified in the FEMA Major Disaster Declaration or (ii) 90 days following the last day of the incident period specified in the FEMA Major Disaster Declaration, not to exceed 180 days from the first day of the incident period specified in the FEMA Major Disaster Declaration. In the case of the foregoing, the 0.30 multiplier shall be applied to the risk-based required asset amount factor for a non-performing primary mortgage guaranty insurance loan for no longer than three calendar months beginning with the month the loan becomes a non-performing primary mortgage guaranty insurance loan by reaching two missed monthly payments absent a forbearance plan described in 1) above. Further, under temporary provisions provided by the PMIERs guidance, Essent will apply a 0.30 multiplier to the risk-based required asset amount factor for each insured loan in default backed by a property that has an initial missed payment occurring on or after March 1, 2020 and prior to April 1, 2021 (COVID-19 Crisis Period). The 0.30 multiplier will be applicable for insured loans in default 1) subject to a forbearance plan granted in response to a financial hardship related to COVID-19 (which shall be assumed to be the case for any loan that has an initial missed payment occurring during the COVID-19 Crisis Period and is subject to a forbearance plan, repayment plan or loan modification trial period), the terms of which are materially consistent with terms offered by Fannie Mae or Freddie Mac or 2) for no longer than three calendar months beginning with the month the loan becomes a non-performing primary mortgage guaranty insurance loan by reaching two missed monthly payments.

Financial Condition

Stockholders' Equity

As of December 31, 2022, stockholders' equity was $4.5 billion compared to $4.2 billion as of December 31, 2021. Stockholders' equity increased primarily due to net income generated in 2022, partially offset by a decrease in accumulated other comprehensive income related to an increase in our net unrealized investment losses associated with increases in market interest rates during the year ended December 31, 2022, the repurchase of common shares under our share repurchase plan, and dividends paid.

Investments

As of December 31, 2022, investments totaled $5.0 billion compared to $5.1 billion as of December 31, 2021. In addition, our total cash was $81.2 million as of December 31, 2022, compared to $81.5 million as of December 31, 2021. The decrease in investments was primarily due to an increase in our net unrealized investment losses primarily due to increases in market interest rates in the during the year ended December 31, 2022, partially offset by investing net cash flows from operations during the year ended December 31, 2022.

Investments Available for Sale by Asset Class

Asset Class	December 31, 2022		December 31, 2021	
($ in thousands)	Fair Value	Percent	Fair Value	Percent
U.S. Treasury securities	$ 556,438	11.7%	$ 448,793	9.1%
U.S. agency securities	49,058	1.0	5,504	0.1
U.S. agency mortgage-backed securities	783,743	16.5	1,008,863	20.3
Municipal debt securities(1)	602,690	12.8	627,599	12.7
Non-U.S. government securities	62,399	1.3	79,743	1.6
Corporate debt securities(2)	1,414,321	29.8	1,455,247	29.3
Residential and commercial mortgage securities	511,824	10.8	545,423	11.0
Asset-backed securities	624,561	13.2	581,703	11.7
Money market funds	136,591	2.9	210,012	4.2
Total Investments Available for Sale	**$ 4,741,625**	**100.0%**	**$ 4,962,887**	**100.0%**

(1) The following table summarizes municipal debt securities as of :	December 31, 2022	December 31, 2021
Special revenue bonds	79.0%	77.1%
General obligation bonds	20.9	20.5
Certificate of participation bonds	—	1.9
Tax allocation bonds	0.1	0.5
Total	100.0%	100.0%

(2) The following table summarizes corporate debt securities as of :	December 31, 2022	December 31, 2021
Financial	40.5%	33.7%
Consumer, non-cyclical	17.9	19.8
Consumer, cyclical	6.8	7.0
Industrial	6.8	7.0
Utilities	6.1	4.6
Technology	4.9	6.8
Communications	8.4	11.4
Energy	6.4	6.0
Basic Materials	2.1	3.7
Government	0.1	—
Total	100.0%	100.0%

Investments Available for Sale by Rating

Rating(1) ($ in thousands)	December 31, 2022 Fair Value	December 31, 2022 Percent	December 31, 2021 Fair Value	December 31, 2021 Percent
Aaa	$ 2,226,951	46.9%	$ 2,412,273	48.6%
Aa1	111,342	2.3	96,331	1.9
Aa2	327,742	6.9	354,951	7.2
Aa3	234,994	5.0	221,914	4.5
A1	421,752	8.9	263,820	5.3
A2	411,670	8.7	427,282	8.6
A3	268,928	5.7	274,525	5.5
Baa1	236,793	5.0	305,204	6.1
Baa2	221,308	4.7	274,011	5.5
Baa3	187,117	3.9	240,755	4.9
Below Baa3	93,028	2.0	91,821	1.9
Total Investments Available for Sale	**$ 4,741,625**	**100.0%**	**$ 4,962,887**	**100.0%**

(1) Based on ratings issued by Moody's, if available. S&P or Fitch Ratings ("Fitch") rating utilized if Moody's not available.

Investments Available for Sale by Effective Duration

Effective Duration ($ in thousands)	December 31, 2022 Fair Value	December 31, 2022 Percent	December 31, 2021 Fair Value	December 31, 2021 Percent
< 1 Year	$ 1,245,839	26.3%	$ 1,104,397	22.2%
1 to < 2 Years	534,038	11.3	561,297	11.3
2 to < 3 Years	511,701	10.8	539,174	10.9
3 to < 4 Years	525,683	11.1	593,663	12.0
4 to < 5 Years	400,540	8.4	663,127	13.4
5 or more Years	1,523,824	32.1	1,501,229	30.2
Total Investments Available for Sale	**$ 4,741,625**	**100.0%**	**$ 4,962,887**	**100.0%**

Top Ten Investments Available for Sale Holdings

December 31, 2022

Rank ($ in thousands)	Security	Fair Value	Amortized Cost	Unrealized Gain (Loss)(1)	Credit Rating(2)
1	US Treasury 2.875% 06/15/2025	$ 39,908	$ 40,914	$ (1,006)	Aaa
2	US Treasury 1.500% 08/15/2026	31,025	34,413	(3,388)	Aaa
3	Federal Home Loan Banks 0.000% 01/03/2023	27,080	27,077	3	A2
4	US Treasury 0.250% 05/31/2025	23,249	25,585	(2,336)	Aaa
5	US Treasury 2.500% 01/31/2024	19,911	20,389	(478)	Aaa
6	US Treasury 0.000% 02/23/2023	19,879	19,970	(91)	Aaa
7	US Treasury 2.625% 06/30/2023	19,562	19,737	(175)	Aaa
8	US Treasury 2.000% 04/30/2024	19,369	19,470	(101)	Aaa
9	US Treasury 0.875% 06/30/2026	17,584	19,640	(2,056)	Aaa
10	US Treasury 0.125% 10/15/2023	17,003	17,617	(614)	Aaa
Total		$234,570	$244,812	$ (10,242)	
Percent of Investments Available for Sale		**4.9%**			

(1) As of December 31, 2022, for securities in unrealized loss positions, management believes decline in fair values are principally associated with the changes in the interest rate environment subsequent to their purchase. Also, see Note 3 to our consolidated financial statements, which summarizes the aggregate amount of gross unrealized losses by asset class in which the fair value of investments available for sale has been less than cost for less than 12 months and for 12 months or more.

(2) Based on ratings issued by Moody's, if available. S&P or Fitch rating utilized if Moody's not available.

Rank ($ in thousands)	December 31, 2021 Security	Fair Value
1	Fannie Mae 2.000% 10/1/2051	$ 34,743
2	U.S. Treasury 1.500% 8/15/2026	34,404
3	U.S. Treasury 0.000% 6/30/2022	28,548
4	U.S. Treasury 0.250% 5/31/2025	24,918
5	Fannie Mae 3.500% 1/1/2058	21,424
6	U.S. Treasury 2.625% 6/30/2023	20,348
7	U.S. Treasury 0.000% 12/29/2022	19,376
8	U.S. Treasury 0.875% 6/30/2026	19,349
9	U.S. Treasury 5.250% 11/15/2028	19,082
10	U.S. Treasury 0.125% 10/15/2023	17,449
Total		$ 239,641
Percent of Investments Available for Sale		**4.8%**

The following tables includes municipal securities for states that represent more than 10% of the total municipal bond position as of December 31, 2022:

($ in thousands)	Fair Value	Amortized Cost	Credit Rating (1), (2)
California			
Bay Area Toll Authority	$ 8,785	$ 10,851	A1
State of California	$ 8,737	$ 8,989	Aa2
San Joaquin Hills Transportation Corridor Agency	$ 5,947	$ 7,725	A1
City of Anaheim CA	$ 5,528	$ 7,725	A1
Community Hospitals of Central California Obligated Group	$ 5,289	$ 7,725	A1
Golden State Tobacco Securitization Corp	$ 4,113	$ 5,019	A3
San Francisco City & County Airport Comm-San Francisco International Airport	$ 3,660	$ 3,632	A1
City of Carson CA	$ 3,243	$ 4,402	Aa3
City of Long Beach CA Harbor Revenue	$ 3,160	$ 3,132	Aa1
San Jose Unified School District	$ 3,075	$ 4,090	Aaa
Redwoods/The a Community of Seniors	$ 2,849	$ 3,740	Aa3
County of Kern CA	$ 2,720	$ 2,741	Baa2
City of Los Angeles Department of Airports	$ 2,641	$ 2,628	Aa3
Los Angeles Unified School District/CA	$ 2,601	$ 3,040	Aa3
Chabot-Las Positas Community College District	$ 2,526	$ 2,649	Aa2
University of California	$ 2,460	$ 2,512	Aa2
Port of Oakland	$ 2,271	$ 2,433	A1
City of Inglewood CA	$ 2,243	$ 3,128	Aa2
County of Riverside CA	$ 2,081	$ 2,250	Aa2
City of Monterey Park CA	$ 2,065	$ 2,967	Aa2
State of California Personal Income Tax Revenue	$ 1,943	$ 2,045	Aa3
Foothill-Eastern Transportation Corridor Agency	$ 1,608	$ 2,350	A1
Kaiser Foundation Hospitals	$ 1,277	$ 1,299	Aa3
Regents of the University of California Medical Center Pooled Revenue	$ 1,258	$ 1,361	Aa3
Riverside County Transportation Commission	$ 1,217	$ 1,665	A2
City of Torrance CA	$ 1,095	$ 1,243	Aa2
City of San Francisco CA Public Utilities Commission Water Revenue	$ 1,035	$ 1,362	Aa2
City of El Cajon CA	$ 924	$ 1,283	Aa2
County of Sacramento CA	$ 886	$ 886	A1
City of El Monte CA	$ 816	$ 1,000	Aa2
Alameda Corridor Transportation Authority	$ 806	$ 871	A3
Cathedral City Redevelopment Agency Successor Agency	$ 725	$ 718	Aa2
Pomona Redevelopment Agency Successor Agency	$ 658	$ 700	Aa2
California Independent System Operator Corp	$ 493	$ 725	A1
California County Tobacco Securitization Agency	$ 409	$ 475	A3
County of San Bernardino CA	$ 291	$ 293	Aa1
Oxnard Union High School District	$ 205	$ 250	Aa2
City of San Jose CA	$ 166	$ 205	Aa2
City of Riverside CA	$ 149	$ 155	Aa2
Compton Community College District	$ 119	$ 116	Aa3
City of Los Angeles CA	$ 89	$ 111	Aa3
	$ 92,163	$ 110,491	

(1) Certain of the above securities may include financial guaranty insurance or state enhancements. The above ratings include the effect of these credit enhancements, if applicable.

(2) Based on ratings issued by Moody's, if available. S&P or Fitch rating utilized if Moody's not available.

($ in thousands)	Fair Value		Amortized Cost		Credit Rating (1), (2)
New York					
City of New York NY	$	8,957	$	8,972	Aa2
New York City Transitional Finance Authority Future Tax Secured Revenue	$	7,613	$	8,344	Aa1
Port Authority of New York & New Jersey	$	7,500	$	8,367	Aa3
State of New York Personal Income Tax Revenue	$	7,116	$	7,323	Aa1
Metropolitan Transportation Authority	$	6,502	$	6,988	A3
Metropolitan Transportation Authority Payroll Mobility Tax Revenue	$	6,166	$	7,211	Aa1
University of Rochester	$	3,234	$	3,234	Aa3
New York City Water & Sewer System	$	2,843	$	2,924	Aa1
Triborough Bridge & Tunnel Authority	$	2,661	$	2,643	Aa3
Research Foundation of State University of New York/The	$	2,139	$	2,470	A1
City of Yonkers NY	$	2,111	$	2,290	A3
Rochester Institute of Technology	$	2,068	$	2,223	A1
Long Island Power Authority	$	1,679	$	1,677	A2
New York State Dormitory Authority	$	1,604	$	1,604	Aa3
New York City Transitional Finance Authority Building Aid Revenue	$	1,485	$	1,497	Aa2
Trustees of Columbia University in the City of New York/The	$	1,306	$	1,310	Aaa
State of New York Sales Tax Revenue	$	1,166	$	1,489	Aa1
State University of New York Dormitory Facilities Revenue	$	856	$	1,000	Aa3
Yankee Stadium LLC	$	671	$	793	A1
County of Nassau NY	$	274	$	274	A1
	$	67,951	$	72,633	

(1) Certain of the above securities may include financial guaranty insurance or state enhancements. The above ratings include the effect of these credit enhancements, if applicable.

(2) Based on ratings issued by Moody's, if available. S&P or Fitch rating utilized if Moody's not available.

Material Cash Requirement from Known Contractual and Other Obligations

As of December 31, 2022, the approximate future cash requirements from known contractual and other obligations of the type described in the table below are as follows:

	Payments due by period				
($ in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Credit facility borrowings	$ 425,000	$ —	$ —	$ 425,000	$ —
Estimated loss and LAE payments (1)	216,464	57,198	115,508	43,758	—
Operating lease obligations	16,831	4,302	4,667	2,535	5,327
Unfunded investment commitments (2)	117,400	117,400	—	—	—
Total	$ 775,695	$ 178,900	$ 120,175	$ 471,293	$ 5,327

(1) Our estimate of loss and LAE payments reflects the application of accounting policies described below in "—Critical Accounting Policies—Reserve for Losses and Loss Adjustment Expenses." The payments due by period are based on management's estimates and assume that all of the loss and LAE reserves included in the table will result in payments.

(2) Unfunded investment commitments are callable by our investment counterparties. We have assumed that these investments will be funded in the next year but the funding may occur over a longer period of time, due to market conditions and other factors.

We lease office space in Pennsylvania, North Carolina, New York, Virginia and Bermuda under leases accounted for as operating leases. A portion of the space leased in North Carolina has been subleased to Triad; minimum lease payments shown above have not been reduced by minimum sublease rental income of $0.1 million due in 2023 under the non-cancelable sublease.

In February 2023 we announced that Essent US Holdings, Inc. entered into an agreement to acquire the title insurance operations of a subsidiary of Finance of America Companies for $100 million. The closing of this transaction is expected to occur in the third quarter of 2023 and is subject to regulatory approvals.

Off-Balance Sheet Arrangements

Essent Guaranty has entered into fully collateralized reinsurance agreements ("Radnor Re Transactions") with unaffiliated special purpose insurers domiciled in Bermuda. The Radnor Re special purpose insurers are special purpose variable interest entities that are not consolidated in our consolidated financial statements because we do not have the unilateral power to direct those activities that are significant to their economic performance. As of December 31, 2022, our estimated off-balance sheet maximum exposure to loss from the Radnor Re entities was $0.5 million, representing the estimated net present value of investment earnings on the assets in the reinsurance trusts. See Note 5 to our consolidated financial statements for additional information.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). In preparing our consolidated financial statements, management has made estimates, assumptions and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing these financial statements, management has utilized available information, including our past history, industry standards and the current and projected economic and housing environment, among other factors, in forming its estimates, assumptions and judgments, giving due consideration to materiality. Because the use of estimates is inherent in GAAP, actual results could differ from those estimates. In addition, other companies may utilize different estimates, which may impact comparability of our results of operations to those of companies in similar businesses. A summary of the accounting policies that management believes are critical to the preparation of our consolidated financial statements is set forth below.

Insurance Premium Revenue Recognition

Mortgage guaranty insurance policies are contracts that are generally non-cancelable by the insurer, are renewable at a fixed price, and provide for payment of premium on a monthly, annual or single basis. Upon renewal, we are not able to re-underwrite or re-price our policies. Consistent with industry accounting practices, premiums written on a monthly basis are earned as coverage is provided. Premiums written on an annual basis are amortized on a pro rata basis over the year of coverage. Primary mortgage insurance written on policies covering more than one year are referred to as single premium policies. A portion of the revenue from single premium policies is recognized in earned premium in the current period, and the remaining portion is deferred as unearned premium and earned over the expected life of the policy. If single premium policies related to insured loans are cancelled due to repayment by the borrower, and the premium is non-refundable, then the remaining unearned premium related to each cancelled policy is recognized as earned premium upon notification of the cancellation. Unearned premium represents the portion of premium written that is applicable to the estimated unexpired risk of insured loans. Rates used to determine the earning of single premium policies are estimates based on an analysis of the expiration of risk.

Reserve for Losses and Loss Adjustment Expenses

We establish reserves for losses based on our best estimate of ultimate claim costs for defaulted loans using the general principles contained in ASC No. 944, in accordance with industry practice. However, consistent with industry standards for mortgage insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default. Loans are classified as defaulted when the borrower has missed two consecutive payments. Once we are notified that a borrower has defaulted, we will consider internal and third-party information and models, including the status of the loan as reported by its servicer and the type of loan product to determine the likelihood that a default will reach claim status. In addition, we will project the amount that we will pay if a default becomes a claim (referred to as "claim severity"). Based on this information, at each reporting date we determine our best estimate of loss reserves at a given point in time. Included in loss reserves are reserves for incurred but not reported ("IBNR") claims. IBNR reserves represent our estimated unpaid losses on loans that are in default, but have not yet been reported to us as delinquent by our customers. We will also establish reserves for associated loss adjustment expenses, consisting of the estimated cost of the claims administration process, including legal and other fees and expenses associated with administering the claims process. Establishing reserves is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Our estimates of claim rates and claim sizes will be strongly influenced by prevailing economic conditions, such as the overall state of the economy, current rates or trends in unemployment, changes in housing values and/or interest rates, and our best judgments as to the future values or trends of these macroeconomic factors. Losses incurred are also generally affected by the characteristics of our insured loans, such as the loan amount, loan-to-value ratio, the percentage of coverage on the insured loan and the credit quality of the borrower. See "—Results of Operations—Provision for Losses and Loss Adjustment Expenses" for a discussion of this estimate and Note 6 to our consolidated financial statements a sensitivity of the key assumption for this estimate.

Income Taxes

Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method. Under this method, we determine the net deferred tax asset or liability based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and give current recognition to changes in tax rates and laws. Changes in tax laws, rates, regulations and policies, or the final determination of tax audits or examinations, could materially affect our tax estimates. We evaluate the realizability of the deferred tax asset and recognize a valuation allowance if, based on the weight of all available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. When evaluating the realizability of the deferred tax asset, we consider estimates of expected future taxable income, existing and projected book/tax differences, carryback and carryforward periods, tax planning strategies available, and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires management to forecast changes in the mortgage market, as well as the related impact on mortgage insurance, and the competitive and general economic environment in future periods. Changes in the estimate of deferred tax asset realizability, if applicable, are included in income tax expense on the consolidated statements of comprehensive income.

ASC No. 740 provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with ASC No. 740, before a tax benefit can be recognized, a tax position is evaluated using a threshold that it is more likely than not that the tax position will be sustained upon examination. When evaluating the more-likely-than-not recognition threshold, ASC No. 740 provides that a company should presume the tax position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. If the tax position meets the more-likely-than-not recognition threshold, it is initially and subsequently measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. This analysis is inherently subjective, as it requires management to forecast the outcome of future tax examinations and the amount of tax benefits that will ultimately be realized given the facts, circumstances, and information available at the reporting date. New information may become available in future periods that could cause the actual amount of tax benefits to vary from management's estimates.

Investments

Our fixed maturity and short-term investments are classified as available for sale and are reported at fair value. The related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income (loss) in stockholders' equity. Realized investment gains and losses are reported in income based upon specific identification of securities sold. Each quarter we perform reviews of all of our investments in order to determine whether declines in fair value below amortized cost were considered other-than-temporary in accordance with applicable guidance. In evaluating whether a decline in fair value is other-than-temporary, we consider several factors including, but not limited to:

- our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery;

- failure of the issuer to make scheduled interest or principal payments;

- credit ratings from third-party rating agencies and changes in these credit ratings below investment-grade;

- current credit spreads, downgrade trends, industry and asset sector trends, and issuer disclosures and financial reports to determine if credit ratings from third-party credit agencies are reasonable; and

- adverse conditions specifically related to the security, an industry, or a geographic area.

An investment security is impaired if the fair value of the security is less than its amortized cost basis. Under the current guidance we determine whether the impairment has resulted from a credit loss or other factors. We determine whether a credit loss exists by considering information about the collectability of the instrument, current market conditions, and reasonable and supportable forecasts of economic conditions. We recognize an allowance for credit losses, up to the amount of the impairment when appropriate, and write down the amortized cost basis of the investment if it is more likely than not we will be required or we intend to sell the investment before recovery of its amortized cost basis. Under the previous other-than-temporary impairment model for available-for-sale investment securities, a security impairment was deemed other-than-temporary if we either intend to sell the security, or it was more likely than not that we would be required to sell the security before recovery or we did not expect to collect cash flows sufficient to recover the amortized cost basis of the security. During the years ended December 31, 2022, 2021 and 2020, the unrealized losses recorded in the investment portfolio principally resulted from fluctuations in market interest rates and credit spreads. Each issuer was current on its scheduled interest and principal payments. We recorded impairments of $12.7 million in the year ended December 31, 2022. We recorded other-than-temporary impairments of $0.4 million in the year ended December 31, 2020. The impairments resulted from our intent to sell these securities subsequent to the reporting date. There were no impairments in the year ended December 31, 2021.

For information on our material holdings in an unrealized loss position, see "—Financial Condition—Investments."

Recently Issued Accounting Pronouncements

There are no recently issued accounting standards that are expected to have a material effect on our financial condition, results of operations or cash flows. See Note 2 of our consolidated financial statements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We own and manage a large investment portfolio of various holdings, types and maturities. Investment income is one of our primary sources of cash flow supporting operations and claim payments. The assets within the investment portfolio are exposed to the same factors that affect overall financial market performance. While our investment portfolio is exposed to factors affecting markets worldwide, it is most sensitive to fluctuations in the drivers of U.S. markets.

We manage market risk via a defined investment policy implemented by our treasury function with oversight from our board of directors and our senior management. Important drivers of our market risk exposure monitored and managed by us include but are not limited to:

- *Changes to the level of interest rates.* Increasing interest rates may reduce the value of certain fixed-rate bonds held in the investment portfolio. Higher rates may cause variable-rate assets to generate additional income. Decreasing rates will have the reverse impact. Significant changes in interest rates can also affect persistency and claim rates which may in turn require that the investment portfolio be restructured to better align it with future liabilities and claim payments. Such restructuring may cause investments to be liquidated when market conditions are adverse.

- *Changes to the term structure of interest rates.* Rising or falling rates typically change by different amounts along the yield curve. These changes may have unforeseen impacts on the value of certain assets.

- *Market volatility/changes in the real or perceived credit quality of investments.* Deterioration in the quality of investments, identified through changes to our own or third-party (e.g., rating agency) assessments, will reduce the value and potentially the liquidity of investments.

- *Concentration Risk.* If the investment portfolio is highly concentrated in one asset, or in multiple assets whose values are highly correlated, the value of the total portfolio may be greatly affected by the change in value of just one asset or a group of highly correlated assets.

- *Prepayment Risk.* Bonds may have call provisions that permit debtors to repay prior to maturity when it is to their advantage. This typically occurs when rates fall below the interest rate of the debt.

Market risk is measured for all investment assets at the individual security level. Market risks that are not fully captured by the quantitative analysis are highlighted. In addition, material market risk changes that occur from the last reporting period to the current are discussed. Changes to how risks are managed will also be identified and described.

At December 31, 2022, the effective duration of our investments available for sale was 4.0 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 4.0% in fair value of our investments available for sale. Excluding short-term investments, our investments available for sale effective duration was 4.3 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 4.3% in fair value of our investments available for sale.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Essent Group Ltd.

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Essent Group Ltd. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the Reserve for Losses and Loss Adjustment Expenses

As described in Notes 2 and 6 to the consolidated financial statements, the Company's recorded reserve for losses and loss adjustment expenses of $216 million as of December 31, 2022 is based on management's best estimate of ultimate claim costs for defaulted loans. Upon notification that a borrower has defaulted, management considers internal and third-party information and models to determine the likelihood that a default will reach claim status and projects the amount that the Company will pay if a default becomes a claim. Management's estimates of claim rates and claim sizes will be influenced by prevailing economic conditions, such as the overall state of the economy, current rates or trends in unemployment, changes in housing values and/or interest rates, and management's best judgments as to the future values or trends of these macroeconomic factors. Losses incurred are also generally affected by the characteristics of the Company's insured loans, such as the loan amount, loan-to-value ratio, the percentage of coverage on the insured loan and the credit quality of the borrower.

The principal considerations for our determination that performing procedures relating to the valuation of the reserve for losses and loss adjustment expenses is a critical audit matter are (i) the significant judgment by management when developing their estimate, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence related to management's estimates of claim rates and claim sizes, including management's assumptions related to the macroeconomic factors and their assessment of the relevance of internal and third-party historical default data and (ii) the audit effort included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's valuation of the reserve for losses and loss adjustment expenses, including controls over the development of significant assumptions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent estimate of the reserve for losses and loss adjustment expenses using Company and historical mortgage insurance industry data and comparing this independent estimate to management's recorded reserve. Developing the independent estimate involved independently estimating claim rates and claim sizes, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of management's assumptions related to macroeconomic factors based on broader sector experience and management's assessment of internal and third-party historical default data.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 17, 2023

We have served as the Company's auditor since 2009.

Essent Group Ltd. and Subsidiaries

Consolidated Balance Sheets

		December 31,		
(In thousands, except per share amounts)		2022		2021
Assets				
Investments				
Fixed maturities available for sale, at fair value (amortized cost: 2022 — $4,932,574; 2021 — $4,584,521)	$	4,489,598	$	4,649,800
Short-term investments available for sale, at fair value (amortized cost: 2022 — $252,282; 2021 — $313,086)		252,027		313,087
Total investments available for sale		4,741,625		4,962,887
Other invested assets		257,941		170,472
Total investments		4,999,566		5,133,359
Cash		81,240		81,491
Accrued investment income		33,162		26,546
Accounts receivable		57,399		46,157
Deferred policy acquisition costs		9,910		12,178
Property and equipment (at cost, less accumulated depreciation of $67,352 in 2022 and $64,340 in 2021)		19,571		11,921
Prepaid federal income tax		418,460		360,810
Other assets		104,489		49,712
Total assets	$	5,723,797	$	5,722,174
Liabilities and Stockholders' Equity				
Liabilities				
Reserve for losses and LAE	$	216,464	$	407,445
Unearned premium reserve		162,887		185,385
Net deferred tax liability		356,810		373,654
Credit facility borrowings (at carrying value, less unamortized deferred costs of $4,136 in 2022 and $5,177 in 2021)		420,864		419,823
Other accrued liabilities		104,463		99,753
Total liabilities		1,261,488		1,486,060
Commitments and contingencies (see Note 8)				
Stockholders' Equity				
Common shares, $0.015 par value:				
Authorized - 233,333; issued and outstanding - 107,683 shares in 2022 and 109,377 shares in 2021		1,615		1,641
Additional paid-in capital		1,350,377		1,428,952
Accumulated other comprehensive (loss) income		(382,790)		50,707
Retained earnings		3,493,107		2,754,814
Total stockholders' equity		4,462,309		4,236,114
Total liabilities and stockholders' equity	$	5,723,797	$	5,722,174

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(In thousands, except per share amounts)		Year Ended December 31,				
		2022		2021		2020
Revenues:						
Net premiums written	$	820,029	$	807,492	$	834,113
Decrease in unearned premiums		22,498		65,051		28,451
Net premiums earned		842,527		872,543		862,564
Net investment income		124,409		88,765		80,087
Realized investment (losses) gains, net		(13,172)		418		2,697
Income (loss) from other invested assets		28,676		56,386		(215)
Other income		18,384		10,398		10,021
Total revenues		1,000,824		1,028,510		955,154
Losses and expenses:						
(Benefit) provision for losses and LAE		(174,704)		31,057		301,293
Other underwriting and operating expenses		171,733		166,857		154,691
Interest expense		15,608		8,282		9,074
Total losses and expenses		12,637		206,196		465,058
Income before income taxes		988,187		822,314		490,096
Income tax expense		156,834		140,531		77,055
Net income	$	831,353	$	681,783	$	413,041
Earnings per share:						
Basic	$	7.75	$	6.13	$	3.89
Diluted		7.72		6.11		3.88
Weighted average shares outstanding:						
Basic		107,205		111,164		106,098
Diluted		107,653		111,555		106,376
Net income	$	831,353	$	681,783	$	413,041
Other comprehensive (loss) income:						
Change in unrealized (depreciation) appreciation of investments, net of tax (benefit) expense of $(75,013) in 2022, $(15,477) in 2021 and $16,836 in 2020		(433,497)		(87,567)		82,087
Total other comprehensive (loss) income		(433,497)		(87,567)		82,087
Comprehensive income	$	397,856	$	594,216	$	495,128

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands)	Year Ended December 31,		
	2022	2021	2020
Common Shares			
Balance, beginning of year	$ 1,641	$ 1,686	$ 1,476
Issuance of common shares	—	—	207
Issuance of management incentive shares	9	9	5
Cancellation of treasury stock	(35)	(54)	(2)
Balance, end of year	1,615	1,641	1,686
Additional Paid-In Capital			
Balance, beginning of year	1,428,952	1,571,163	1,118,655
Issuance of common shares, net of issuance costs of $18,888 in 2020	—	—	439,755
Dividends and dividend equivalents declared	932	755	648
Issuance of management incentive shares	(9)	(9)	(5)
Stock-based compensation expense	18,381	20,844	18,462
Cancellation of treasury stock	(97,879)	(163,801)	(6,352)
Balance, end of year	1,350,377	1,428,952	1,571,163
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of year	50,707	138,274	56,187
Other comprehensive (loss) income	(433,497)	(87,567)	82,087
Balance, end of year	(382,790)	50,707	138,274
Retained Earnings			
Balance, beginning of year	2,754,814	2,151,510	1,808,527
Net income	831,353	681,783	413,041
Dividends and dividend equivalents declared	(93,060)	(78,479)	(70,058)
Balance, end of year	3,493,107	2,754,814	2,151,510
Treasury Stock			
Balance, beginning of year	—	—	—
Treasury stock acquired	(97,914)	(163,855)	(6,354)
Cancellation of treasury stock	97,914	163,855	6,354
Balance, end of year	—	—	—
Total Stockholders' Equity	$ 4,462,309	$ 4,236,114	$ 3,862,633

See accompanying notes to consolidated financial statements.

Essent Group Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)		Year Ended December 31,		
		2022	2021	2020
Operating Activities				
Net income	$	831,353	$ 681,783	$ 413,041
Adjustments to reconcile net income to net cash provided by operating activities:				
Realized investment losses (gains), net		13,172	(418)	(2,697)
(Income) loss from other invested assets		(28,676)	(56,386)	215
Distribution of income from other invested assets		14,105	25,730	1,277
Depreciation and amortization		3,024	3,379	3,328
Stock-based compensation expense		18,381	20,844	18,462
Amortization of premium on investment securities		18,347	33,739	23,393
Deferred income tax provision		58,168	84,022	38,653
Change in:				
Accrued investment income		(6,616)	(6,598)	(1,413)
Accounts receivable		(11,211)	3,337	(8,848)
Deferred policy acquisition costs		2,268	4,827	(1,300)
Prepaid federal income tax		(57,650)	(58,174)	(40,751)
Other assets		(50,333)	(3,948)	(16,840)
Reserve for losses and LAE		(190,981)	32,504	305,579
Unearned premium reserve		(22,498)	(65,051)	(28,451)
Other accrued liabilities		(2,036)	9,666	24,283
Net cash provided by operating activities		588,817	709,256	727,931
Investing Activities				
Net change in short-term investments		61,060	413,773	(411,498)
Purchase of investments available for sale		(1,378,231)	(2,270,701)	(1,575,082)
Proceeds from maturities and paydowns of investments available for sale		247,296	266,930	262,321
Proceeds from sales of investments available for sale		747,883	1,067,882	577,409
Purchase of other invested assets		(74,620)	(67,397)	(17,012)
Return of investment from other invested assets		1,721	8,844	11,891
Purchase of property and equipment		(3,981)	(2,498)	(2,446)
Net cash used in investing activities		(398,872)	(583,167)	(1,154,417)
Financing Activities				
Issuance of common shares, net of costs		—	—	439,962
Credit facility borrowings		—	225,000	200,000
Credit facility repayments		—	(125,000)	(100,000)
Treasury stock acquired		(97,914)	(163,855)	(6,354)
Payment of issuance costs for credit facility		(154)	(5,849)	(6,232)
Dividends paid		(92,128)	(77,724)	(69,410)
Net cash (used in) provided by financing activities		(190,196)	(147,428)	457,966
Net (decrease) increase in cash		(251)	(21,339)	31,480
Cash at beginning of year		81,491	102,830	71,350
Cash at end of year	$	81,240	$ 81,491	$ 102,830
Supplemental Disclosure of Cash Flow Information				
Income tax payments	$	(98,006)	$ (55,799)	$ (38,705)
Interest payments		(13,595)	(6,951)	(8,263)
Noncash Transactions				
Repayment of borrowings with term loan proceeds		—	(225,000)	(325,000)
Operating lease liabilities arising from obtaining right-of-use assets	$	10,035	$ 15	$ 805

See accompanying notes to consolidated financial statements.

In these notes to consolidated financial statements, "Essent", "Company", "we", "us", and "our" refer to Essent Group Ltd. and its subsidiaries, unless the context otherwise requires.

Note 1. Nature of Operations and Basis of Presentation

Essent Group Ltd. ("Essent Group") is a Bermuda-based holding company, which, through its wholly-owned subsidiaries, offers private mortgage insurance and reinsurance for mortgages secured by residential properties located in the United States. Mortgage insurance facilitates the sale of low down payment (generally less than 20%) mortgage loans into the secondary mortgage market, primarily to two government-sponsored enterprises ("GSEs"), Fannie Mae and Freddie Mac.

The primary mortgage insurance operations are conducted through Essent Guaranty, Inc. ("Essent Guaranty"), which is domiciled in the state of Pennsylvania. Essent Guaranty is headquartered in Radnor, Pennsylvania and maintains an operations center in Winston-Salem, North Carolina. Essent Guaranty is approved as a qualified mortgage insurer by the GSEs and is licensed to write mortgage insurance in all 50 states and the District of Columbia.

Essent Guaranty reinsures new insurance written ("NIW") to Essent Reinsurance Ltd. ("Essent Re"), an affiliated Bermuda domiciled Class 3A Insurer licensed pursuant to Section 4 of the Bermuda Insurance Act 1978 that provides insurance and reinsurance coverage of mortgage credit risk. In April 2021, Essent Guaranty and Essent Re agreed to increase the quota share reinsurance coverage provided by Essent Re from 25% to 35% effective January 1, 2021. The quota share reinsurance coverage provided for Essent Guaranty's NIW prior to January 1, 2021 will continue to be 25%, the quota share percentage in effect at the time NIW was first ceded. Essent Re also provides insurance and reinsurance to Freddie Mac and Fannie Mae. In 2016, Essent Re formed Essent Agency (Bermuda) Ltd., a wholly-owned subsidiary, which provides underwriting consulting services to third-party reinsurers. In accordance with certain state law requirements, Essent Guaranty also reinsures that portion of the risk that is in excess of 25% of the mortgage balance with respect to any loan insured prior to April 1, 2019, after consideration of other reinsurance, to Essent Guaranty of PA, Inc. ("Essent PA"), an affiliate domiciled in the state of Pennsylvania.

In addition to offering mortgage insurance, we provide contract underwriting services on a limited basis through CUW Solutions, LLC ("CUW Solutions"), a Delaware limited liability company, that provides, among other things, mortgage contract underwriting services to lenders and mortgage insurance underwriting services to affiliates. CUW Solutions is headquartered in Radnor, Pennsylvania and it maintains an operations center in Winston-Salem, North Carolina that is subleased from Essent Guaranty.

The Company operates as a single segment for reporting purposes as substantially all business operations, assets and liabilities relate to the private mortgage insurance business and management reviews operating results for the Company as a whole to make operating decisions and assess performance.

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of Essent Group and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts in prior years have been reclassified to conform to the current year presentation.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investments

Our fixed maturity and short-term investments are classified as available for sale as we may sell securities from time to time to provide liquidity and in response to changes in the market. Debt securities classified as available for sale are reported at fair value with unrealized gains and losses on these securities reported in other comprehensive income, net of deferred income taxes. See Note 15 for a description of the valuation methods for investments available for sale.

We monitor our fixed maturities for unrealized losses that appear to be other-than-temporary. A fixed maturity security is considered to be other-than-temporarily impaired when the security's fair value is less than its amortized cost basis and 1) we intend to sell the security, 2) it is more likely than not that we will be required to sell the security before recovery of the security's amortized cost basis, or 3) we believe we will be unable to recover the entire amortized cost basis of the security (i.e., a credit loss has occurred). When we determine that a credit loss has been incurred, but we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of the security's amortized cost basis, the portion of the other-than-temporary impairment that is credit related is recorded as a realized loss in the consolidated statements of comprehensive income, and the portion of the other-than-temporary impairment that is not credit related is included in other comprehensive income. For those fixed maturities for which an other-than-temporary impairment has occurred, we adjust the amortized cost basis of the security and record a realized loss in the consolidated statements of comprehensive income.

We recognize purchase premiums and discounts in interest income using the interest method over the securities' estimated holding periods, until maturity, or call date, if applicable. Gains and losses on the sales of securities are recorded on the trade date and are determined using the specific identification method.

Short-term investments are defined as short-term, highly liquid investments, both readily convertible to cash and having maturities at acquisition of twelve months or less.

Other invested assets are principally comprised of limited partnership interests which are generally accounted for under the equity method of accounting or fair value using net asset value (or its equivalent) as a practical expedient, with changes in value reported in income from other invested assets. In applying the equity method or fair value using net asset value (or its equivalent) as a practical expedient, these investments are initially recorded at cost and are subsequently adjusted based on the Company's proportionate share of the net income or loss of the partnership or changes in fair value. We have elected to classify distributions received from these investments using the cumulative earnings approach. Due to the timing of receiving financial information from these partnerships, the results are generally reported on a one month or quarter lag.

Long-Lived Assets

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred. Estimated useful lives are 5 years for furniture and fixtures and 2 to 3 years for equipment, computer hardware and purchased software. Certain costs associated with the acquisition or development of internal-use software are capitalized. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life, which is generally 3 years. We amortize leasehold improvements over the shorter of the lives of the leases or estimated service lives of the leasehold improvements. The balances by type were as follows at December 31:

(In thousands)	2022 Cost	2022 Accumulated Depreciation/ Amortization	2021 Cost	2021 Accumulated Depreciation/ Amortization
Furniture and fixtures	$ 2,809	$ (2,249)	$ 2,321	$ (2,143)
Office equipment	1,012	(894)	906	(842)
Computer hardware	11,125	(10,607)	10,666	(9,962)
Purchased software	39,015	(38,358)	38,466	(38,046)
Costs of internal-use software	14,683	(11,332)	12,500	(10,028)
Leasehold improvements	5,171	(3,912)	4,987	(3,319)
Total	$ 73,815	$ (67,352)	$ 69,846	$ (64,340)

Deferred Policy Acquisition Costs

We defer certain personnel costs and premium tax expense directly related to the successful acquisition of new insurance policies and amortize these costs over the period the related estimated gross profits are recognized in order to match costs and revenues. We do not defer any underwriting costs associated with our contract underwriting services. Costs related to the acquisition of mortgage insurance business are initially deferred and reported as deferred policy acquisition costs. Consistent with industry accounting practice, amortization of these costs for each underwriting year book of business is recognized in proportion to estimated gross profits. Estimated gross profits are composed of earned premium, interest income, losses and loss adjustment expenses. The deferred costs are adjusted as appropriate for policy cancellations to be consistent with our revenue recognition policy. We estimate the rate of amortization to reflect actual experience and any changes to persistency or loss development. Deferred policy acquisition costs are reviewed periodically to determine that they do not exceed recoverable amounts, after considering investment income. Policy acquisition costs deferred were $3.6 million, $5.8 million and $10.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. Amortization of deferred policy acquisition costs totaled $5.8 million, $10.6 million and $8.8 million for the years ended December 31, 2022, 2021 and 2020, respectively, and was included in other underwriting and operating expenses on the consolidated statements of comprehensive income.

Insurance Premium Revenue Recognition

Mortgage guaranty insurance policies are contracts that are generally non-cancelable by the insurer, are renewable at a fixed price, and provide for payment of premium on a monthly, annual or single basis. Upon renewal, we are not able to re-underwrite or re-price our policies. Consistent with industry accounting practices, premiums written on a monthly basis are earned as coverage is provided. Monthly policies accounted for 94% of earned premium in 2022. Premiums written on an annual basis are amortized on a pro rata basis over the year of coverage. Primary mortgage insurance written on policies covering more than one year are referred to as single premium policies. A portion of the revenue from single premium policies is recognized in earned premium in the current period, and the remaining portion is deferred as unearned premium and earned over the expected life of the policy. If single premium policies related to insured loans are cancelled due to repayment by the borrower, and the premium is non-refundable, then the remaining unearned premium related to each cancelled policy is recognized as earned premium upon notification of the cancellation. The Company recorded $20.8 million and $63.8 million of earned premium related to policy cancellations for the years ended December 31, 2022 and 2021, respectively. Unearned premium represents the portion of premium written that is applicable to the estimated unexpired risk of insured loans. Rates used to determine the earning of single premium policies are estimates based on an analysis of the expiration of risk.

Reserve for Losses and Loss Adjustment Expenses

We establish reserves for losses based on our best estimate of ultimate claim costs for defaulted loans using the general principles contained in ASC No. 944, in accordance with industry practice. However, consistent with industry standards for mortgage insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default. Loans are classified as in default when the borrower has missed two consecutive payments. Once we are notified that a borrower has defaulted, we will consider internal and third-party information and models, including the status of the loan as reported by its servicer and the type of loan product to determine the likelihood that a default will reach claim status. In addition, we will project the amount that we will pay if a default becomes a claim (referred to as "claim severity"). Based on this information, at each reporting date we determine our best estimate of loss reserves at a given point in time. Included in loss reserves are reserves for incurred but not reported ("IBNR") claims. IBNR reserves represent our estimated unpaid losses on loans that are in default, but have not yet been reported to us as delinquent by our customers. We will also establish reserves for associated loss adjustment expenses, consisting of the estimated cost of the claims administration process, including legal and other fees and expenses associated with administering the claims process. Establishing reserves is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Our estimates of claim rates and claim sizes will be strongly influenced by prevailing economic conditions, such as the overall state of the economy, current rates or trends in unemployment, changes in housing values and/or interest rates, and our best judgments as to the future values or trends of these macroeconomic factors. Losses incurred are also generally affected by the characteristics of our insured loans, such as the loan amount, loan-to-value ratio, the percentage of coverage on the insured loan and the credit quality of the borrower.

Premium Deficiency Reserve

We are required to establish a premium deficiency reserve if the net present value of the expected future losses and expenses for a particular group of policies exceeds the net present value of expected future premium, anticipated investment income and existing reserves for that specified group of policies. We reassess our expectations for premium, losses and expenses of our mortgage insurance business periodically and update our premium deficiency analysis accordingly. As of December 31, 2022 and 2021, we concluded that no premium deficiency reserve was required to be recorded in the accompanying consolidated financial statements.

Derivative Instruments

Derivative instruments, including embedded derivative instruments, are recognized at fair value in the consolidated balance sheets. The amount of monthly reinsurance premiums ceded under our reinsurance contracts will fluctuate due to changes in one-month LIBOR or SOFR and changes in money market rates. As the reinsurance premium will vary based on changes in these rates, we concluded that these reinsurance agreements contain embedded derivatives that are accounted for separately like freestanding derivatives.

Stock-Based Compensation

We measure the cost of employee services received in exchange for awards of equity instruments at the grant date of the award using a fair value based method. Fair value is determined on the date of grant based on quoted market prices. We recognize compensation expense on nonvested shares over the vesting period of the award. Excess tax benefits and tax deficiencies associated with share-based payments are recognized as income tax expense or benefit in the income statement and treated as discrete items in the reporting period.

Income Taxes

Deferred income tax assets and liabilities are determined using the asset and liability (balance sheet) method. Under this method, we determine the net deferred tax asset or liability based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and give current recognition to changes in tax rates and laws. Changes in tax laws, rates, regulations and policies, or the final determination of tax audits or examinations, could materially affect our tax estimates. We evaluate the realizability of the deferred tax asset and recognize a valuation allowance if, based on the weight of all available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. When evaluating the realizability of the deferred tax asset, we consider estimates of expected future taxable income, existing and projected book/tax differences, carryback and carryforward periods, tax planning strategies available, and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires management to forecast changes in the mortgage market, as well as the related impact on mortgage insurance, and the competitive and general economic environment in future periods. Changes in the estimate of deferred tax asset realizability, if applicable, are included in income tax expense on the consolidated statements of comprehensive income.

ASC No. 740 provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with ASC No. 740, before a tax benefit can be recognized, a tax position is evaluated using a threshold that it is more likely than not that the tax position will be sustained upon examination. When evaluating the more-likely-than-not recognition threshold, ASC No. 740 provides that a company should presume the tax position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. If the tax position meets the more-likely-than-not recognition threshold, it is initially and subsequently measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

As described in Note 12, we purchase non-interest-bearing United States Mortgage Guaranty Tax and Loss Bonds ("T&L Bonds") issued by the Treasury Department. These assets are carried at cost and are reported as prepaid federal income tax on the consolidated balance sheets.

It is our policy to classify interest and penalties as income tax expense and to use the aggregate portfolio approach to release income tax effects from accumulated other comprehensive income.

Earnings per Share

Basic earnings per common share amounts are calculated based on income available to common stockholders and the weighted average number of common shares outstanding during the reporting period. Diluted earnings per common share amounts are calculated based on income available to common stockholders and the weighted average number of common and potential common shares outstanding during the reporting period. Potential common shares, composed of the incremental common shares issuable upon vesting of unvested common shares and common share units, are included in the earnings per share calculation to the extent that they are dilutive.

Recently Issued Accounting Standards

Accounting Standards Not Yet Adopted

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The amendments in this update provide temporary optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform. It provides optional expedients and exceptions for applying generally accepted accounting principles to contract, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. This standard may be elected and applied prospectively over time from March 12, 2020 through December 31, 2024, as amended by ASU 2022-06, as reference rate reform activities occur. The adoption of, and future elections under, this ASU are not expected to have a material impact on our consolidated financial statements as the ASU will ease, if warranted, the requirements for accounting for the future effects of the rate reform. We continue to monitor the impact the discontinuance of LIBOR or another reference rate will have on our contracts and other transactions.

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This update clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and requires specific disclosures related to such an equity security. The update clarifies that a contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security and is not included in the equity security's unit of account. Accordingly, an entity should not consider the contractual sale restriction when measuring the equity security's fair value. The update also requires specific disclosures related to equity securities that are subject to contractual sale restrictions, including (1) the fair value of such equity securities reflected in the balance sheet, (2) the nature and remaining duration of the corresponding restrictions, and (3) any circumstances that could cause a lapse in the restrictions. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The adoption of this ASU is not expected to have a material effect on the Company's consolidated operating results or financial position.

Note 3. Investments

Investments available for sale consist of the following:

December 31, 2022 (In thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury securities	$ 584,173	$ 341	$ (28,076)	$ 556,438
U.S. agency securities	49,059	7	(8)	49,058
U.S. agency mortgage-backed securities	898,675	258	(115,190)	783,743
Municipal debt securities (1)	661,934	2,010	(61,254)	602,690
Non-U.S. government securities	69,651	—	(7,252)	62,399
Corporate debt securities (2)	1,546,513	1,195	(133,387)	1,414,321
Residential and commercial mortgage securities	577,915	390	(66,481)	511,824
Asset-backed securities	660,345	72	(35,856)	624,561
Money market funds	136,591	—	—	136,591
Total investments available for sale	$ 5,184,856	$ 4,273	$ (447,504)	$ 4,741,625

December 31, 2021 (In thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury securities	$ 447,926	$ 3,833	$ (2,966)	$ 448,793
U.S. agency securities	5,501	3	—	5,504
U.S. agency mortgage-backed securities	1,005,611	13,365	(10,113)	1,008,863
Municipal debt securities (1)	598,764	30,122	(1,287)	627,599
Non-U.S. government securities	77,366	3,232	(855)	79,743
Corporate debt securities (2)	1,428,645	36,067	(9,465)	1,455,247
Residential and commercial mortgage securities	541,638	10,452	(6,667)	545,423
Asset-backed securities	582,144	1,673	(2,114)	581,703
Money market funds	210,012	—	—	210,012
Total investments available for sale	$ 4,897,607	$ 98,747	$ (33,467)	$ 4,962,887

(1) The following table summarizes municipal debt securities as of :	December 31, 2022	December 31, 2021
Special revenue bonds	79.0%	77.1%
General obligation bonds	20.9	20.5
Certificate of participation bonds	—	1.9
Tax allocation bonds	0.1	0.5
Total	100.0%	100.0%

(2) The following table summarizes corporate debt securities as of :	December 31, 2022	December 31, 2021
Financial	40.5 %	33.7 %
Consumer, non-cyclical	17.9	19.8
Communications	8.4	11.4
Consumer, cyclical	6.8	7.0
Industrial	6.8	7.0
Energy	6.4	6.0
Utilities	6.1	4.6
Technology	4.9	6.8
Basic Materials	2.1	3.7
Government	0.1	—
Total	100.0%	100.0%

The amortized cost and fair value of investments available for sale at December 31, 2022, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most U.S. agency mortgage-backed securities, residential and commercial mortgage securities and asset-backed securities provide for periodic payments throughout their lives, they are listed below in separate categories.

(In thousands)	Amortized Cost	Fair Value
U.S. Treasury securities:		
Due in 1 year	$ 175,645	$ 173,828
Due after 1 but within 5 years	355,565	335,166
Due after 5 but within 10 years	38,584	33,967
Due after 10 years	14,379	13,477
Subtotal	584,173	556,438
U.S. agency securities:		
Due in 1 year	47,433	47,434
Due after 1 but within 5 years	1,626	1,624
Subtotal	49,059	49,058
Municipal debt securities:		
Due in 1 year	6,974	6,932
Due after 1 but within 5 years	151,110	148,538
Due after 5 but within 10 years	154,029	143,560
Due after 10 years	349,821	303,660
Subtotal	661,934	602,690
Non-U.S. government securities:		
Due in 1 year	10,021	9,979
Due after 1 but within 5 years	33,761	32,536
Due after 5 but within 10 years	5,532	4,397
Due after 10 years	20,337	15,487
Subtotal	69,651	62,399
Corporate debt securities:		
Due in 1 year	250,596	248,482
Due after 1 but within 5 years	715,711	684,102
Due after 5 but within 10 years	419,632	355,500
Due after 10 years	160,574	126,237
Subtotal	1,546,513	1,414,321
U.S. agency mortgage-backed securities	898,675	783,743
Residential and commercial mortgage securities	577,915	511,824
Asset-backed securities	660,345	624,561
Money market funds	136,591	136,591
Total investments available for sale	$ 5,184,856	$ 4,741,625

The components of realized investment (losses) gains, net on the consolidated statements of comprehensive income were as follows:

(In thousands)	Year Ended December 31,		
	2022	2021	2020
Realized gross gains	$ 14,420	$ 4,044	$ 5,608
Realized gross losses	14,864	3,626	2,482
Impairment loss	12,728	—	429

The fair value of investments available for sale in an unrealized loss position and the related unrealized losses for which no allowance for credit loss has been recorded were as follows:

December 31, 2022 (In thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury securities	$ 321,848	$ (12,381)	$ 169,795	$ (15,695)	$ 491,643	$ (28,076)
U.S. agency securities	7,117	(8)	—	—	7,117	(8)
U.S. agency mortgage-backed securities	351,310	(34,193)	415,743	(80,997)	767,053	(115,190)
Municipal debt securities	335,784	(41,620)	64,766	(19,634)	400,550	(61,254)
Non-U.S. government securities	48,071	(2,914)	14,328	(4,338)	62,399	(7,252)
Corporate debt securities	811,217	(69,415)	421,307	(63,972)	1,232,524	(133,387)
Residential and commercial mortgage securities	265,934	(22,628)	242,366	(43,853)	508,300	(66,481)
Asset-backed securities	333,080	(15,454)	258,572	(20,402)	591,652	(35,856)
Total	$2,474,361	$(198,613)	$1,586,877	$(248,891)	$4,061,238	$(447,504)

December 31, 2021 (In thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury securities	$ 207,122	$ (2,170)	$ 28,012	$ (796)	$ 235,134	$ (2,966)
U.S. agency mortgage-backed securities	582,108	(9,414)	26,131	(699)	608,239	(10,113)
Municipal debt securities	91,719	(1,281)	312	(6)	92,031	(1,287)
Non-U.S. government securities	22,986	(855)	—	—	22,986	(855)
Corporate debt securities	522,120	(7,200)	46,875	(2,265)	568,995	(9,465)
Residential and commercial mortgage securities	268,617	(5,200)	38,256	(1,467)	306,873	(6,667)
Asset-backed securities	339,137	(1,954)	13,101	(160)	352,238	(2,114)
Total	$2,033,809	$ (28,074)	$ 152,687	$ (5,393)	$2,186,496	$ (33,467)

At December 31, 2022 and 2021, we held 2,578 and 1,180 individual investment securities, respectively, that were in an unrealized loss position. We assess our intent to sell these securities and whether we will be required to sell these securities before the recovery of their amortized cost basis when determining whether to record an impairment on the securities in an unrealized loss position. In assessing whether the decline in the fair value at December 31, 2022 of any of these securities resulted from a credit loss or other factors, we made inquiries of our investment managers to determine that each issuer was current on its scheduled interest and principal payments. We reviewed the credit rating of these securities noting that 98% of the securities at December 31, 2022 had investment-grade ratings. We concluded that gross unrealized losses noted above were primarily associated with the changes in interest rates subsequent to purchase rather than due to credit impairment. We recorded impairments of $12.7 million in the year ended December 31, 2022. We recorded other-than-temporary impairments of $0.4 million in the year ended December 31, 2020 for securities in an unrealized loss position. The impairments resulted from our intent to sell these securities subsequent to the reporting date. There were no impairments in the year ended December 31, 2021.

The Company's other invested assets at December 31, 2022 and December 31, 2021 totaled $257.9 million and $170.5 million, respectively. Other invested assets are principally comprised of limited partnership interests which are generally accounted for under the equity method or fair value using net asset value (or its equivalent) as a practical expedient. Our proportionate share of earnings or losses or changes in fair value are reported in income from other invested assets on the consolidated statements of comprehensive income. For entities accounted for under the equity method that follow industry-specific guidance for investment companies, our proportionate share of earnings or losses includes changes in the fair value of the underlying assets of these entities. Due to the timing of receiving financial information from these partnerships, the results are generally reported on a one month or quarter lag.

Through June 30, 2021, unrealized gains and losses reported by these entities were included in other comprehensive income ("OCI"). Subsequent to June 30, 2021, management concluded that unrealized gains and losses on these investments should be reflected in earnings rather than OCI. Income from other invested assets for the year ended December 31, 2021 includes $7.6 million of net unrealized gains that were accumulated in OCI at December 31, 2020.

Other invested assets that are accounted for at fair value using the net asset value (or its equivalent) as a practical expedient totaled $165.7 million as of December 31, 2022. The majority of these investments were in limited partnerships invested in real estate or consumer credit. At December 31, 2022, maximum future funding commitments were $42.9 million. For limited partnership investments that have a contractual expiration date, we expect the liquidation of the underlying assets to occur over the next two to nine years. For certain of these investments, the Company does not have the contractual option to redeem but receives distributions based on the liquidation of the underlying assets. In addition, the Company generally does not have the ability to sell or transfer these investments without the consent from the general partner of individual limited partnerships.

The fair value of investments deposited with insurance regulatory authorities to meet statutory requirements was $9.1 million at December 31, 2022 and $9.7 million at December 31, 2021. In connection with its insurance and reinsurance activities, Essent Re is required to maintain assets in trusts for the benefit of its contractual counterparties. The fair value of the investments on deposit in these trusts was $972.4 million at December 31, 2022 and $982.6 million at December 31, 2021. Essent Guaranty is required to maintain assets on deposit in connection with its fully collateralized reinsurance agreements (see Note 5). The fair value of the assets on deposit was $8.6 million at December 31, 2022 and $8.5 million at December 31, 2021. Essent Guaranty is also required to maintain assets on deposit for the benefit of the sponsor of a fixed income investment commitment. The fair value of the assets on deposit was $9.1 million at December 31, 2022 and $9.0 million at December 31, 2021.

Net investment income consists of:

(In thousands)	Year Ended December 31,		
	2022	2021	2020
Fixed maturities	$ 129,530	$ 94,117	$ 83,313
Short-term investments	2,319	171	1,669
Gross investment income	131,849	94,288	84,982
Investment expenses	(7,440)	(5,523)	(4,895)
Net investment income	$ 124,409	$ 88,765	$ 80,087

Note 4. Accounts Receivable

Accounts receivable consists of the following at December 31:

(In thousands)		2022		2021
Premiums receivable	$	46,228	$	42,988
Other receivables		11,171		3,169
Total accounts receivable		57,399		46,157
Less: Allowance for doubtful accounts		—		—
Accounts receivable, net	$	57,399	$	46,157

Premiums receivable consists of premiums due on our mortgage insurance policies. If mortgage insurance premiums are unpaid for more than 90 days, the receivable is written off against earned premium and the related insurance policy is cancelled. For all periods presented, no provision or allowance for doubtful accounts was required.

Note 5. Reinsurance

In the ordinary course of business, our insurance subsidiaries may use reinsurance to provide protection against adverse loss experience and to expand our capital sources. Reinsurance recoverables are recorded as assets and included in other assets on our consolidated balance sheets, predicated on a reinsurer's ability to meet their obligations under the reinsurance agreements. If the reinsurers are unable to satisfy their obligations under the agreements, our insurance subsidiaries would be liable for such defaulted amounts.

The effect of reinsurance on net premiums written and earned is as follows:

				Year Ended December 31,		
(In thousands)		2022		2021		2020
Net premiums written:						
Direct	$	927,702	$	918,406	$	922,851
Ceded (1)		(107,673)		(110,914)		(88,738)
Net premiums written	$	820,029	$	807,492	$	834,113
Net premiums earned:						
Direct	$	950,200	$	983,457	$	951,302
Ceded (1)		(107,673)		(110,914)		(88,738)
Net premiums earned	$	842,527	$	872,543	$	862,564

(1)   Net of profit commission.

Quota Share Reinsurance

Essent Guaranty has entered into quota share reinsurance agreements with panels of third-party reinsurers ("QSR" agreements). Each of the third-party reinsurers has an insurer minimum financial strength rating of A- or better by S&P Global Ratings, A.M. Best or both. Under each QSR agreement, Essent Guaranty will cede premiums earned on a percentage of risk on all eligible policies written during a specified period, in exchange for reimbursement of ceded claims and claims expenses on covered policies, a specified ceding commission, as well as a profit commission that varies directly and inversely with ceded claims. Essent Guaranty has certain termination rights under each QSR agreement, including the option to terminate each QSR agreement subject to a termination fee.

The following tables summarizes Essent Guaranty's quota share reinsurance agreements as of December 31, 2022:

QSR Agreement	Coverage Period	Ceding Percentage	Ceding Commission	Profit Commission	
QSR-2019	September 1, 2019-December 31, 2020	**(1)**	20%	63%	**(2)**
QSR-2022	January 1, 2022-December 31, 2022	20%	20%	62%	

(1) Under QSR-2019, Essent Guaranty cedes 40% of premiums on singles policies and 20% on all other policies.

(2) The original profit commission on QSR-2019 was up to 60%; however because Essent Guaranty did not exercise its option to terminate the QSR Agreement on December 31, 2021, the maximum profit commission that Essent Guaranty could earn increased to 63% in 2022 and thereafter.

Total RIF ceded under QSR 2019 and QSR 2022 was $6.9 billion as of December 31, 2022.

Excess of Loss Reinsurance

Essent Guaranty has entered into fully collateralized reinsurance agreements ("Radnor Re Transactions") with unaffiliated special purpose insurers domiciled in Bermuda. For the reinsurance coverage periods, Essent Guaranty and its affiliates retain the first layer of the respective aggregate losses, and a Radnor Re special purpose insurer will then provide second layer coverage up to the outstanding reinsurance coverage amount. Essent Guaranty and its affiliates retain losses in excess of the outstanding reinsurance coverage amount. The reinsurance premium due to each Radnor Re special purpose insurer is calculated by multiplying the outstanding reinsurance coverage amount at the beginning of a period by a coupon rate, which is the sum of one-month LIBOR or SOFR plus a risk margin, and then subtracting actual investment income collected on the assets in the related reinsurance trust during that period. The aggregate excess of loss reinsurance coverage decreases over a ten-year period as the underlying covered mortgages amortize. Essent Guaranty has rights to terminate the Radnor Re Transactions. The Radnor Re entities collateralized the coverage by issuing mortgage insurance-linked notes ("ILNs") in an aggregate amount equal to the initial coverage to unaffiliated investors. The notes have ten-year legal maturities and are non-recourse to any assets of Essent Guaranty or its affiliates. The proceeds of the notes were deposited into reinsurance trusts for the benefit of Essent Guaranty and will be the source of reinsurance claim payments to Essent Guaranty and principal repayments on the ILNs.

Effective June 1, 2022, Essent Guaranty entered into a reinsurance agreement with a panel of reinsurers that provides excess of loss coverage on new insurance written from October 1, 2021 through December 31, 2022. For the reinsurance coverage period, Essent Guaranty and its affiliates retain the first layer of the respective aggregate losses, and the reinsurance panel will then provide second layer coverage up to the outstanding reinsurance coverage amount. Essent Guaranty and its affiliates retain losses in excess of the outstanding reinsurance coverage amount. Essent Guaranty has also entered into reinsurance agreements with panels of reinsurers that provide aggregate excess of loss coverage immediately above or pari-passu to the coverage provided by the Radnor Re Transactions. The aggregate excess of loss reinsurance coverage decreases over a ten-year period as the underlying covered mortgages amortize. Essent Guaranty has rights to terminate these reinsurance agreements.

The following tables summarizes Essent Guaranty's excess of loss reinsurance agreements as of December 31, 2022:

Vintage Year	Reinsurer	Effective Date	Optional Termination Date	
2015 & 2016	Radnor Re 2019-2 Ltd.	June 20, 2019	June 25, 2024	
2017	Radnor Re 2018-1 Ltd.	March 22, 2018	March 25, 2023	**(1)**
2017	Panel of Reinsurers	November 1, 2018	October 1, 2023	**(2)**
2018	Radnor Re 2019-1 Ltd.	February 28, 2019	February 25, 2026	
2018	Panel of Reinsurers	February 28, 2019	February 25, 2026	
2019	Radnor Re 2020-1 Ltd.	January 30, 2020	January 25, 2027	
2019	Panel of Reinsurers	January 30, 2020	January 25, 2027	
2020 & 2021	Radnor Re 2021-1 Ltd.	June 23, 2021	June 26, 2028	
2021	Radnor Re 2021-2 Ltd.	November 10, 2021	November 25, 2027	
2021 & 2022	Panel of Reinsurers	June 1, 2022	January 1, 2030	
2021 & 2022	Radnor Re 2022-1 Ltd.	September 21, 2022	September 25, 2028	

_____

(1)   If the reinsurance agreement is not terminated at the optional termination date, the risk margin component of the reinsurance premium increases by 50%.

(2)   If the reinsurance agreement is not terminated at the optional termination date, the reinsurance premium increases by 50%.

The following table summarizes Essent Guaranty's excess of loss reinsurance coverages and retentions as of December 31, 2022:

(In thousands) Vintage Year	Remaining Insurance in Force	Remaining Risk in Force	Remaining Reinsurance in Force ILN	Other Reinsurance		Total		Remaining First Layer Retention	
2015 & 2016	$ 5,931,479	$ 1,610,997	$ 41,764	$ —	$	41,764	$	206,843	
2017	5,810,456	1,527,469	225,562	85,627 **(7)**		311,189		216,143	
2018	6,620,816	1,708,129	325,537	76,144 **(8)**		401,681		248,675	
2019 **(3)**	8,185,651	2,108,121	418,006	46,448 **(9)**		464,454		214,708	
2020 & 2021 **(4)**	40,676,403	10,206,068	451,093	—		451,093		278,919	
2021 **(5)**	41,455,845	11,027,751	410,778	—		410,778		279,400	
2021 & 2022 **(9)**	75,406,975	20,284,551	—	141,992		141,992	$	507,114	
2021 & 2022 **(10)**	33,815,842	9,079,729	237,868	—		237,868	$	303,761	
Total	$217,903,467	$ 57,552,815	$ 2,110,608	$ 350,211	$	2,460,819	$	2,028,750	**(11)**

_____

(3)   Reinsurance coverage on new insurance written from January 1, 2019 through August 31, 2019.

(4)   Reinsurance coverage on new insurance written from August 1, 2020 through March 31, 2021.

(5)   Reinsurance coverage on new insurance written from April 1, 2021 through September 30, 2021.

(6)   Coverage provided immediately above the coverage provided by Radnor Re 2018-1 Ltd.

(7)   Coverage provided pari-passu to the coverage provided by Radnor Re 2019-1 Ltd.

(8)   Coverage provided pari-passu to the coverage provided by Radnor Re 2020-1 Ltd.

(9)   Reinsurance coverage on new insurance written from October 1, 2021 through December 31, 2022.

(10) Reinsurance coverage on new insurance written from October 1, 2021 through July 31, 2022.

(11) The total remaining first layer retention differs from the sum of the individual reinsurance transactions as a result of overlapping coverage between certain transactions.

Based on the level of delinquencies reported to us, the ILN transactions entered into prior to March 31, 2020 became subject to a "trigger event" as of June 25, 2020. The amortization of principal of the notes issued by the unaffiliated special purpose insurers in connection with those ILN transactions is suspended and the aggregate excess of loss reinsurance coverage will not amortize during the continuation of a trigger event. As of November 26, 2021, Radnor Re 2019-2 was no longer subject to a trigger event. Radnor Re 2020-1 was no longer subject to a trigger event as of July 25, 2022.

The amount of monthly reinsurance premiums ceded to the Radnor Re entities will fluctuate due to changes in one-month LIBOR or SOFR and changes in money market rates that affect investment income collected on the assets in the reinsurance trusts. As the reinsurance premium will vary based on changes in these rates, we concluded that the Radnor Re Transactions contain embedded derivatives that will be accounted for separately like freestanding derivatives. The change in the fair value of the embedded derivatives is reported in earnings and included in other income.

In connection with the Radnor Re Transactions, we concluded that the risk transfer requirements for reinsurance accounting were met as each Radnor Re entity is assuming significant insurance risk and a reasonable possibility of a significant loss. In addition, we assessed whether each Radnor Re entity was a variable interest entity ("VIE") and the appropriate accounting for the Radnor Re entities if they were VIEs. A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights or do not substantively participate in the gains and losses of the entity. A VIE is consolidated by its primary beneficiary. The primary beneficiary is the entity that has both (1) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (2) the obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. While also considering these factors, the consolidation conclusion depends on the breadth of the decision-making ability and ability to influence activities that significantly affect the economic performance of the VIE. We concluded that the Radnor Re entities are VIEs. However, given that Essent Guaranty (1) does not have the unilateral power to direct the activities that most significantly affect their economic performance and (2) does not have the obligation to absorb losses or the right to receive benefits that could be potentially significant to these entities, the Radnor Re entities are not consolidated in these financial statements.

The following table presents total assets of each Radnor Re special purpose insurer as well as our maximum exposure to loss associated with each Radnor Re entity, representing the fair value of the embedded derivatives, using observable inputs in active markets (Level 2), included in other assets (other accrued liabilities) on our consolidated balance sheet and the estimated net present value of investment earnings on the assets in the reinsurance trusts, each as of December 31, 2022:

| (In thousands) | Total VIE Assets | Maximum Exposure to Loss | | |
		On - Balance Sheet	Off - Balance Sheet	Total
Radnor Re 2018-1 Ltd.	$ 225,562	$ 215	$ 27	$ 242
Radnor Re 2019-1 Ltd.	325,537	(2,080)	67	(2,013)
Radnor Re 2019-2 Ltd.	41,764	(1,450)	1	(1,449)
Radnor Re 2020-1 Ltd.	418,006	(1,398)	79	(1,319)
Radnor Re 2021-1 Ltd.	451,093	(4,441)	95	(4,346)
Radnor Re 2021-2 Ltd.	410,778	(2,772)	171	(2,601)
Radnor Re 2022-1 Ltd.	237,868	979	86	1,065
Total	$ 2,110,608	$ (10,947)	$ 526	$ (10,421)

The assets of Radnor Re are the source of reinsurance claim payments to Essent Guaranty and provide capital relief under the PMIERs financial strength requirements (see Note 16). A decline in the assets available to pay claims would reduce the capital relief available to Essent Guaranty.

Note 6. Reserve for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending reserve balances for losses and loss adjustment expenses ("LAE") for the years ended December 31:

(In thousands)	2022	2021	2020
Reserve for losses and LAE at beginning of year	$ 407,445	$ 374,941	$ 69,362
Less: Reinsurance recoverables	25,940	19,061	71
Net reserve for losses and LAE at beginning of year	381,505	355,880	69,291
Add provision for losses and LAE, net of reinsurance, occurring in:			
Current year	99,372	97,256	317,516
Prior years	(274,076)	(66,199)	(16,223)
Net incurred losses and LAE during the current year	(174,704)	31,057	301,293
Deduct payments for losses and LAE, net of reinsurance, occurring in:			
Current year	224	388	1,018
Prior years	4,731	5,044	13,686
Net loss and LAE payments during the current year	4,955	5,432	14,704
Net reserve for losses and LAE at end of year	201,846	381,505	355,880
Plus: Reinsurance recoverables	14,618	25,940	19,061
Reserve for losses and LAE at end of year	$ 216,464	$ 407,445	$ 374,941

For the year ended December 31, 2022, $4.7 million was paid for incurred claims and claim adjustment expenses attributable to insured events of prior years. There has been a $274.1 million favorable prior year development during the year ended December 31, 2022. Reserves remaining as of December 31, 2022 for prior years are $102.7 million as a result of re-estimation of unpaid losses and loss adjustment expenses. For the year ended December 31, 2021, $5.0 million was paid for incurred claims and claim adjustment expenses attributable to insured events of prior years. There was a $66.2 million favorable prior year development during the year ended December 31, 2021. Reserves remaining as of December 31, 2021 for prior years were $284.6 million as a result of re-estimation of unpaid losses and loss adjustment expenses. In both periods, the favorable prior years' loss development was the result of a re-estimation of amounts ultimately to be paid on prior year defaults in the default inventory, including the impact of previously identified defaults that cured. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

Due to business restrictions, stay-at-home orders and travel restrictions initially implemented in March 2020 as a result of COVID-19, unemployment in the United States increased significantly in the second quarter of 2020, declining during the second half of 2020 and through 2022. As unemployment is one of the most common reasons for borrowers to default on their mortgage, the increase in unemployment has increased the number of delinquencies on the mortgages that we insure and has the potential to increase claim frequencies on defaults.

In response to the COVID-19 pandemic, the United States government enacted a number of policies to provide fiscal stimulus to the economy and relief to those affected by this global disaster. Specifically, mortgage forbearance programs and foreclosure moratoriums were instituted by Federal legislation along with actions taken by the Federal Housing Finance Agency ("FHFA"), Fannie Mae and Freddie Mac (collectively the "GSEs"). The mortgage forbearance plans provide for eligible homeowners who were adversely impacted by COVID-19 to temporarily reduce or suspend their mortgage payments for up to 18 months for loans in an active COVID-19-related forbearance program as of February 28, 2021. For borrowers that have the ability to begin to pay their mortgage at the end of the forbearance period, we expect that mortgage servicers will work with them to modify their loans at which time the mortgage will be removed from delinquency status. We believe that the forbearance process could have a favorable effect on the frequency of claims that we ultimately pay.

Based on the fiscal stimulus, forbearance programs and the foreclosure moratoriums put in place and the credit characteristics of the defaulted loans, we expected the ultimate number of Early COVID Defaults that result in claims would be less than our historical default-to-claim experience. Accordingly, we recorded a reserve equal to approximately 7% of the initial risk in force for the Early COVID Defaults. The reserve for the Early COVID Defaults had not been adjusted as of December 31, 2021. As of March 31, 2022, the defaulted loans reported to us in the second and third quarters of 2020 had reached the end of their forbearance periods. During the first quarter of 2022, the Early COVID Defaults cured at elevated levels, and the cumulative cure rate for the Early COVID Defaults at March 31, 2022 exceeded our initial estimated cure rate implied by our 7% estimate of ultimate loss for these defaults. Based on cure activity through March 31, 2022 and our expectations for future cure activity, we lowered our estimate of ultimate loss for the Early COVID Defaults from 7% to 4% of the initial risk in force. During the three months ended June 30, 2022, Early COVID Defaults cured at levels that exceeded our estimate as of March 31, 2022, and we further lowered our estimate of loss for these defaults as of June 30, 2022 to 2% of the initial risk in force. These revisions to our estimate of ultimate loss for the Early COVID Defaults resulted in a benefit recorded to the provision for losses of $164.1 million for the year ended December 31, 2022. As of December 31, 2022, approximately 99% of the Early COVID Defaults had cured. Due to the level of Early COVID Defaults remaining in the default inventory, during the third quarter, we resumed reserving for the Early COVID Defaults using our normal reserve methodology. The transition of defaults to foreclosure or claim has not returned to pre-pandemic levels. As a result, the level of defaults in the default inventory that have missed twelve or more payments is above pre-pandemic levels.

The economy in the United States is currently experiencing elevated levels of consumer price inflation. The Federal Reserve has increased the target federal funds rate several times during 2022 in an effort to reduce consumer price inflation. These rate increases have resulted in higher mortgage interest rates which may lower home sale activity and affect the options available to delinquent borrowers. It is reasonably possible that our estimate of losses could change in the near term as a result of changes in the economic environment, the impact of elevated levels of consumer price inflation on home sale activity, housing inventory and home prices.

In September 2022, Hurricane Ian made landfall in Florida and caused property damage in certain counties. There are many factors contributing to the uncertainty surrounding these insured loans. Under our master policy, loan servicers are not required to notify us of a default until the borrower has missed two consecutive minimum payments. Also, the level of damage being reported in these areas varies significantly from region to region. Further, under our master policy, our exposure may be limited on hurricane-related claims. For example, we are permitted to exclude a claim entirely where estimated restoration costs from damage to the property underlying a mortgage equal 20% or more of the property's original value and adjust a claim where the property underlying a mortgage in default is subject to unrestored physical damage. This event has not materially affected our reserves as of December 31, 2022. The impact on our reserves in future periods will be dependent upon the amount of delinquent notices received from loan servicers and our expectations for the amount of ultimate losses on these delinquencies.

The following table summarizes incurred loss and allocated loss adjustment expense development, net of reinsurance, IBNR plus expected development on reported defaults and the cumulative number of reported defaults. The information about incurred loss development for the years ended December 31, 2013 to 2021 is presented as supplementary information.

| (In thousands) | Incurred Loss and Allocated LAE, For the Years Ended December 31, | | | | | | | | | | As of December 31, 2022 | |
| | Unaudited | | | | | | | | | | Total of IBNR plus Expected Development on Reported Defaults | Cumulative Number of Reported Defaults (1) |
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022		
2013	$ 2,986	$ 2,461	$ 2,008	$ 1,997	$ 2,060	$ 2,058	$ 2,058	$ 2,058	$ 2,058	$ 2,058	$ —	51
2014		6,877	4,312	3,323	2,984	2,930	2,897	2,882	2,869	2,870	1	92
2015			14,956	9,625	8,893	8,439	8,461	8,323	8,410	8,434	7	213
2016				21,889	11,890	9,455	9,219	8,972	8,614	8,861	27	244
2017					38,178	16,261	12,202	11,488	11,249	11,550	64	327
2018						36,438	23,168	19,536	17,402	17,249	188	492
2019							50,562	39,085	23,649	24,223	823	693
2020								317,516	269,410	53,045	3,550	1,156
2021									97,256	38,551	2,866	1,349
2022										99,372	7,430	10,768
Total										$266,213		

(1) Cumulative number of reported defaults includes cumulative paid claims plus loans in default by accident year as of December 31, 2022.

The following table summarizes cumulative paid losses and allocated loss adjustment expenses, net of reinsurance. The information about paid loss development for the years ended December 31, 2013 through 2021 is presented as supplementary information.

Cumulative Paid Losses and Allocated LAE For the Years Ended December 31,

(In thousands)	Unaudited									
Accident Year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
2013	$ 239	$ 928	$ 1,501	$ 1,775	$ 1,880	$ 2,058	$ 2,058	$ 2,058	$ 2,058	$ 2,058
2014		138	1,587	2,463	2,787	2,897	2,882	2,867	2,856	2,856
2015			544	3,610	6,960	7,535	7,961	8,055	8,226	8,335
2016				927	4,896	6,947	7,864	8,270	8,205	8,468
2017					633	5,370	9,156	10,257	10,536	10,620
2018						1,310	8,067	13,406	13,927	14,536
2019							1,288	8,049	10,717	12,392
2020								1,018	2,499	4,022
2021									388	856
2022										224
Total										$ 64,367
All outstanding liabilities before 2013, net of reinsurance										—
Reserve for losses and LAE, net of reinsurance										$201,846

The following table provides a reconciliation of the net incurred losses and paid claims development tables above to the reserve for losses and LAE at December 31, 2022:

(In thousands)	December 31, 2022
Reserve for losses and LAE, net of reinsurance	$ 201,846
Reinsurance recoverables on unpaid claims	14,618
Total gross reserve for losses and LAE	$ 216,464

For our mortgage insurance portfolio, our average annual payout of losses as of December 31, 2022 is as follows:

Average Annual Percentage Payout of Incurred Losses and Allocated LAE by Year

Year	1	2	3	4	5	6	7	8	9	10
Average Payout	5%	31%	25%	9%	4%	2%	1%	0%	0%	0%

Note 7. Debt Obligations

Credit Facility

On December 10, 2021, Essent Group and its subsidiaries, Essent Irish Intermediate Holdings Limited and Essent US Holdings, Inc. (collectively, the "Borrowers"), entered into a third amended and restated, five-year secured credit facility with a committed capacity of $825 million (the “Credit Facility”). The Credit Facility amends and restates the three-year, secured credit facility entered into on October 14, 2020, and provides for an increase in the revolving credit facility from $300 million to $400 million. At closing, $425 million of new term loans were issued, with $225 million of the proceeds used to repay the existing term loan outstanding at Essent Group. Essent US Holdings, Inc. ("Essent Holdings") used cash to repay its $100 million existing term loan outstanding. The Credit Facility also provides for up to $175 million aggregate principal amount of uncommitted incremental term loan and/or revolving credit facilities that may be exercised at the Borrowers’ option so long as the Borrowers receive commitments from the lenders. Borrowings under the Credit Facility may be used for working capital and general corporate purposes, including, without limitation, capital contributions to Essent’s insurance and reinsurance subsidiaries. Borrowings accrue interest at a floating rate tied to a standard short-term borrowing index, selected at the Company’s option, plus an applicable margin. A commitment fee is due quarterly on the average daily amount of the undrawn revolving commitment. The applicable margin and the commitment fee are based on the senior unsecured debt rating or long-term issuer rating of Essent Group to the extent available, or the insurer financial strength rating of Essent Guaranty. The annual

commitment fee rate at December 31, 2022 was 0.25%. The obligations under the Credit Facility are secured by certain assets of the Borrowers, excluding the stock and assets of its insurance and reinsurance subsidiaries. The Credit Facility contains several covenants, including financial covenants relating to minimum net worth, capital and liquidity levels, maximum debt to capitalization level and Essent Guaranty's compliance with the PMIERs (see Note 16). The borrowings under the Credit Facility contractually mature on December 10, 2026. As of December 31, 2022, the Company was in compliance with the covenants and $425 million had been borrowed under the term loan portion of the Credit Facility with a weighted average interest rate of 6.02%. As of December 31, 2021, $425 million had been borrowed with a weighted average interest rate of 1.79%.

Note 8. Commitments and Contingencies

Obligations under Guarantees

Under the terms of CUW Solutions' contract underwriting agreements with lenders and subject to contractual limitations on liability, we agree to indemnify certain lenders against losses incurred in the event that we make an error in determining whether loans processed meet specified underwriting criteria, to the extent that such error materially restricts or impairs the salability of such loan, results in a material reduction in the value of such loan or results in the lender repurchasing the loan. The indemnification may be in the form of monetary or other remedies. For each of the years ended December 31, 2022 and 2021, we paid less than $0.1 million related to remedies. As of December 31, 2022, management believes any potential claims for indemnification related to contract underwriting services through December 31, 2022 are not material to our consolidated financial position or results of operations.

In addition to the indemnifications discussed above, in the normal course of business, we enter into agreements or other relationships with third parties pursuant to which we may be obligated under specified circumstances to indemnify the counterparties with respect to certain matters. Our contractual indemnification obligations typically arise in the context of agreements entered into by us to, among other things, purchase or sell services, finance our business and business transactions, lease real property and license intellectual property. The agreements we enter into in the normal course of business generally require us to pay certain amounts to the other party associated with claims or losses if they result from our breach of the agreement, including the inaccuracy of representations or warranties. The agreements we enter into may also contain other indemnification provisions that obligate us to pay amounts upon the occurrence of certain events, such as the negligence or willful misconduct of our employees, infringement of third-party intellectual property rights or claims that performance of the agreement constitutes a violation of law. Generally, payment by us under an indemnification provision is conditioned upon the other party making a claim, and typically we can challenge the other party's claims. Further, our indemnification obligations may be limited in time and/or amount, and in some instances, we may have recourse against third parties for certain payments made by us under an indemnification agreement or obligation. As of December 31, 2022, contingencies triggering material indemnification obligations or payments have not occurred historically and are not expected to occur. The nature of the indemnification provisions in the various types of agreements and relationships described above are believed to be low risk and pervasive, and we consider them to have a remote risk of loss or payment. We have not recorded any provisions on the consolidated balance sheets related to these indemnifications.

Commitments

We lease office space for use in our operations under leases accounted for as operating leases. These leases generally include options to extend them for periods of up to ten years. Our option to extend the term of our primary office locations at the greater of existing or prevailing market rates was not recognized in our right-of-use asset and lease liability. When establishing the value of our right-of-use asset and lease liability, we determine the discount rate for the underlying leases using the prevailing market interest rate for a borrowing of the same duration of the lease plus the risk premium inherent in the borrowings under our Credit Facility. Operating lease right-of-use assets of $13.1 million and $6.4 million as of December 31, 2022 and 2021, respectively, are reported on our consolidated balance sheet as property and equipment. Operating lease liabilities of $15.0 million and $8.0 million as of December 31, 2022 and 2021, respectively, are reported on our consolidated balance sheet as other accrued liabilities. Total rent expense was $3.8 million, $2.6 million and $2.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table presents lease cost and other lease information as of and for the years ended December 31:

($ in thousands)	Year Ended December 31,		
	2022	**2021**	**2020**
Lease cost:			
Operating lease cost	$ 3,908	$ 2,699	$ 2,532
Short-term lease cost	—	2	19
Sublease income	(138)	(135)	(131)
Total lease cost	$ 3,770	$ 2,566	$ 2,420
Other information:			
Weighted average remaining lease term - operating leases	6.9 years	2.8 years	3.8 years
Weighted average discount rate - operating leases	3.6%	4.0%	3.9%

The following table presents a maturity analysis of our lease liabilities as follows at December 31, 2022:

Year Ended December 31 (In thousands)	
2023	$ 4,302
2024	2,603
2025	2,064
2026	1,277
2027	1,258
2028 and thereafter	5,327
Total lease payments to be paid	16,831
Less: Future interest expense	(1,880)
Present value of lease liabilities	$ 14,951

The maturity analysis of our lease liabilities shown above have not been reduced by minimum sublease rental income of $0.1 million due in 2023 under the non-cancelable sublease.

Note 9. Capital Stock

Our authorized share capital consists of 233.3 million shares of a single class of common shares. The common shares have no pre-emptive rights or other rights to subscribe for additional shares, and no rights of redemption, conversion or exchange. Under certain circumstances and subject to the provisions of Bermuda law and our bye-laws, we may be required to make an offer to repurchase shares held by members. The common shares rank pari-passu with one another in all respects as to rights of payment and distribution. In general, holders of common shares will have one vote for each common share held by them and will be entitled to vote, on a non-cumulative basis, at all meetings of shareholders. In the event that a shareholder is considered a 9.5% Shareholder under our bye-laws, such shareholder's votes will be reduced by whatever amount is necessary so that after any such reduction the votes of such shareholder will not result in any other person being treated as a 9.5% Shareholder with respect to the vote on such matter. Under these provisions certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share.

In June 2020, Essent Group completed the sale of 13.8 million common shares in a public offering at a price of $33.25 per share. The total net proceeds from this offering were approximately $440.0 million after deducting underwriting discounts, commissions and other offering expenses.

Dividends

During the third quarter of 2019, the Board of Directors declared Essent's inaugural quarterly cash dividend of $0.15 per common share which was paid in September 2019. In each subsequent quarter, we declared and paid quarterly cash dividends on our common shares. The following table presents the amounts declared and paid per common share each quarter:

Quarter Ended	2022	2021	2020
March 31	$ 0.20	$ 0.16	$ 0.16
June 30	0.21	0.17	0.16
September 30	0.22	0.18	0.16
December 31	0.23	0.19	0.16
Total dividends per common share declared and paid	$ 0.86	$ 0.70	$ 0.64

In February 2023, the Board of Directors declared a quarterly cash dividend of $0.25 per common share payable on March 20, 2023, to shareholders of record on March 10, 2023.

Share Repurchase Plan

In May 2021, the Board of Directors approved a share repurchase plan that authorized the Company to repurchase $250 million of its common shares in the open market by the end of 2022. During the year ended December 31, 2021, the Company repurchased 3,469,560 common shares at a cost of $157.8 million leaving $92.2 million remaining unused under the authorized repurchase plan. During the year ended December 31, 2022, the Company repurchased 2,136,961 common shares at a cost of $92.2 million, completing the May 2021 repurchase plan. The shares repurchased were recorded at cost and included in treasury stock. All treasury stock has been cancelled as of December 31, 2022 and 2021. In May 2022, the Board of Directors approved a new share repurchase plan that authorizes the Company to repurchase up to $250 million of its common shares in the open market by the end of 2023. There were no share repurchases under the 2022 plan, leaving $250.0 million remaining unused under the authorized repurchase plan as of December 31, 2022.

Note 10. Stock-Based Compensation

In 2013, Essent Group's Board of Directors adopted, and Essent Group's shareholders approved, the Essent Group Ltd. 2013 Long-Term Incentive Plan (the "2013 Plan"), which was effective upon completion of the initial public offering. The types of awards available under the 2013 Plan include nonvested shares, nonvested share units, non-qualified share options, incentive stock options, share appreciation rights, and other share-based or cash-based awards. Nonvested shares and nonvested share units granted under the 2013 Plan have rights to dividends, which entitle the holders to the same dividend value per share as holders of common shares in the form of dividend equivalent units ("DEUs"). DEUs are subject to the same vesting and other terms and conditions as the corresponding nonvested shares and nonvested share units. DEUs vest when the underlying shares or share units vest and are forfeited if the underlying share or share units forfeit prior to vesting. The maximum number of shares and share units available for issuance is 7.5 million under the 2013 Plan. As of December 31, 2022, there were 2.8 million common shares available for future grant under the 2013 Plan.

In February of each year, 2017 through 2020, certain members of senior management were granted nonvested common shares under the 2013 Plan that were subject to time-based and performance-based vesting. The time-based share awards vest in three equal yearly installments commencing on March 1 of the year following the grant year. The performance-based share awards vest based upon our compounded annual book value per share growth percentage during a three-year performance period that commences on January 1 of the grant year and vest on March 1 following the end of the performance period.

The portion of the nonvested performance-based share awards that will be earned based upon the achievement of compounded annual book value per share growth is as follows:

Performance level	2020 Performance-Based Grants		2019 Performance-Based Grants		2018 Performance-Based Grants		2017 Performance-Based Grants	
	Compounded Annual Book Value Per Share Growth	Nonvested Common Shares Earned	Compounded Annual Book Value Per Share Growth	Nonvested Common Shares Earned	Compounded Annual Book Value Per Share Growth	Nonvested Common Shares Earned	Compounded Annual Book Value Per Share Growth	Nonvested Common Shares Earned
	<13%	0%	<14%	0%	<15%	0%	<16%	0%
Threshold	13%	10%	14%	10%	15%	25%	16%	25%
	14%	35%	15%	35%	16%	50%	17%	50%
	15%	60%	16%	60%	17%	75%	18%	75%
	16%	85%	17%	85%				
Maximum	≥17%	100%	≥18%	100%	≥18%	100%	≥19%	100%

In the event that the compounded annual book value per share growth falls between the performance levels shown above, the nonvested common shares earned will be determined on a straight-line basis between the respective levels shown. The compounded annual book value per share growth for each of the 2017, 2018, 2019 and 2020 performance-based grants exceeded the maximum performance level and have vested or will vest at 100%.

In February 2021, certain members of senior management were granted nonvested common shares under the 2013 Plan that were subject to time-based and performance-based vesting. The time-based share awards granted in February 2021 vest in three equal installments commencing on March 1 of the year following the grant year. The performance-based share awards granted in February 2021 vest based upon our compounded annual book value per share growth percentage and relative total shareholder return during a three-year performance period that commenced on January 1, 2021 and vest on March 1, 2024. Shares were issued at the maximum 200% of target. The portion of these nonvested performance-based share awards that will be earned is as follows:

		Relative Total Shareholder Return vs. S&P 1500 Financial Services Index		
		≤25th percentile	50th percentile "Target"	≥75th percentile
	14% "Target"	100%	150%	200%
Three-Year Book Value Per Share CAGR	12%	75%	125%	175%
	10%	50%	100%	150%
	8%	25%	75%	125%
	6%	0%	50%	100%

In February and May 2022, certain members of senior management were granted nonvested common shares under the 2013 Plan that were subject to time-based and performance-based vesting. The time-based share awards granted in February 2022 vest in three equal installments commencing on March 1 of the year following the grant year. The performance-based share awards granted in February 2022 vest based upon our compounded annual book value per share growth percentage and relative total shareholder return during a three-year performance period that commenced on January 1, 2022 and vest on March 1, 2025. Shares were issued at the maximum 200% of target. The portion of these nonvested performance-based share awards that will be earned is as follows:

		Relative Total Shareholder Return vs. S&P 1500 Financial Services Index		
		≤25th percentile	50th percentile "Target"	≥75th percentile
	13% "Target"	100%	150%	200%
Three-Year Book Value Per Share CAGR	11%	75%	125%	175%
	9%	50%	100%	150%
	7%	25%	75%	125%
	5%	0%	50%	100%

In the event that the compounded annual book value per share growth or the relative total shareholder return falls between the performance levels shown above for the 2022 or 2021 performance-based share awards, the nonvested common shares earned will be determined on a straight-line basis between the respective levels shown.

Quoted market prices are used for the valuation of common shares granted that do not contain a market condition under ASC 718. The performance-based share awards granted in February 2022 and 2021 contain a market condition and were valued based on analysis provided by a third-party valuation firm using a risk neutral simulation taking into effect the vesting conditions of the grant.

In February 2021, the performance-based share awards granted in 2019 and 2020 to certain members of senior management were amended to provide that such awards will no longer be subject to the achievement of the compounded annual book value per share growth metrics and will be subject to only service-based vesting. As a result, the unvested shares subject to the amended 2019 and 2020 awards vested or will vest on March 1, 2022 and March 1, 2023, respectively, subject to the continued service requirements and other terms and conditions set forth in the applicable award agreements, without taking into consideration any performance metrics. Total incremental compensation expense related to amending these awards is $4.0 million. As of December 31, 2022, there was $0.4 million of unrecognized compensation expense related to amending these awards and we expect to recognize the expense over a weighted average period of 0.2 years.

In January 2017, time-based share units were issued to all vice president and staff level employees that vested in three equal installments in January 2018, 2019 and 2020. In January 2020, time-based share units were issued to all vice president and staff level employees that vested in three equal installments in January 2021, 2022 and 2023. In connection with our incentive program covering bonus awards for performance years 2016 through 2021, in February following each performance year, time-based share units were issued to certain employees that vest in three equal yearly installments commencing on March 1 of the year following the grant year.

In May of each year, 2019 through 2022, time-based share units were granted to non-employee directors that vest one year from the date of grant.

The following tables summarize nonvested common share, nonvested common share unit and DEU activity for the year ended December 31:

| | **2022** | | | | | | | |
| | **Time and Performance-Based Share Awards** | | **Time-Based Share Awards** | | **Share Units** | | **DEUs** | |
(Shares in thousands)	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Share Units	Weighted Average Grant Date Fair Value	Dividend Equivalent Units	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	500	$ 31.29	140	$ 45.31	461	$ 47.94	28	$ 41.75
Granted	308	14.83	87	46.15	161	42.56	25	40.28
Vested	(139)	45.32	(86)	45.07	(192)	47.53	(14)	41.29
Forfeited	(22)	15.45	(3)	46.91	(80)	48.73	(2)	42.70
Outstanding at end of year	647	$ 20.99	138	$ 45.94	350	$ 45.51	37	$ 40.86

| | **2021** | | | | | | | |
| | **Time and Performance-Based Share Awards** | | **Time-Based Share Awards** | | **Share Units** | | **DEUs** | |
(Shares in thousands)	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Share Units	Weighted Average Grant Date Fair Value	Dividend Equivalent Units	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	363	$ 47.09	153	$ 46.34	492	$ 46.59	21	$ 37.66
Granted	281	15.64	93	43.67	212	46.96	17	44.86
Vested	(113)	45.02	(98)	45.40	(214)	43.74	(9)	38.53
Forfeited	(31)	24.33	(8)	44.94	(29)	48.85	(1)	40.53
Outstanding at end of year	500	$ 31.29	140	$ 45.31	461	$ 47.94	28	$ 41.75

| | **2020** | | | | | | | |
| | **Time and Performance-Based Share Awards** | | **Time-Based Share Awards** | | **Share Units** | | **DEUs** | |
(Shares in thousands)	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Share Units	Weighted Average Grant Date Fair Value	Dividend Equivalent Units	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	394	$ 42.02	169	$ 41.31	351	$ 39.78	5	$ 51.11
Granted	109	51.52	69	51.52	350	48.75	19	$ 35.42
Vested	(140)	36.29	(85)	40.47	(192)	37.76	(3)	49.79
Forfeited	—	N/A	—	N/A	(17)	50.04	—	33.86
Outstanding at end of year	363	$ 47.09	153	$ 46.34	492	$ 46.59	21	$ 37.66

The total fair value of nonvested shares, share units or DEUs that vested was $18.4 million, $19.5 million and $18.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, there was $15.7 million of total unrecognized compensation expense related to nonvested shares or share units outstanding at December 31, 2022 and we expect to recognize the expense over a weighted average period of 2.2.

In January 2023, 301,495 nonvested common share units were issued to all vice president and staff level employees and are subject to time-based vesting. In connection with our incentive program covering bonus awards for performance year 2022, in February 2023, 75,581 nonvested common share units were issued to certain employees and are subject to time-based vesting. In February 2023, 394,319 nonvested common shares were granted to certain members of senior management and are subject to time-based and performance-based vesting.

Employees have the option to tender shares to Essent Group to pay the minimum employee statutory withholding taxes associated with shares upon vesting. Common shares tendered by employees to pay employee withholding taxes totaled 133,011, 135,616 and 141,801 in 2022, 2021 and 2020, respectively. The tendered shares were recorded at cost and included in treasury stock. All treasury stock has been cancelled as of December 31, 2022 and 2021.

Compensation expense, net of forfeitures, and related tax effects recognized in connection with nonvested shares and share units were as follows for the years ended December 31:

(In thousands)	2022	2021	2020
Compensation expense	$ 18,381	$ 20,844	$ 18,462
Income tax benefit	3,636	4,088	3,511

Note 11. Dividends Restrictions

Our U.S. insurance subsidiaries are subject to certain capital and dividend rules and regulations as prescribed by jurisdictions in which they are authorized to operate. Under the insurance laws of the Commonwealth of Pennsylvania, Essent Guaranty and Essent PA may pay dividends during any 12-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. The Pennsylvania statute also specifies that dividends and other distributions can be paid out of positive unassigned surplus without prior approval. At December 31, 2022, Essent Guaranty had unassigned surplus of approximately $314.7 million and Essent PA had unassigned surplus of approximately $13.6 million. As of January 1, 2023, Essent Guaranty has dividend capacity of $314.7 million and Essent PA has dividend capacity of $5.3 million.

Under PMIERs guidance issued by the GSEs effective June 30, 2020 through June 30, 2021, Essent Guaranty was required to obtain GSE written approval before paying a dividend. As a result of PMIERs guidance issued by the GSEs on June 30, 2021, Essent Guaranty could pay a dividend without prior GSE approval in the three months ended September 30, 2021 as long as the dividend payment would not cause its Available Assets to fall below 150% of its Minimum Required Assets. In addition, the guidance specified that Essent Guaranty could pay a dividend without prior GSE approval in the three months ended December 31, 2021 as long as the dividend payment would not cause its Available Assets to fall below 115% of its Minimum Required Assets. During the year ended December 31, 2022 and 2021, Essent Guaranty paid to its parent, Essent Holdings, dividends totaling $315.0 million and $247.2 million, respectively. Essent Guaranty paid no dividends to Essent Group or any intermediate holding companies in the year ended December 31, 2020. During the year ended December 31, 2022, Essent PA paid to its parent, Essent Holdings, dividends totaling $5 million, Essent PA did not pay a dividend in 2021 or 2020.

Essent Re is subject to certain dividend restrictions as prescribed by the Bermuda Monetary Authority and under certain agreements with counterparties. In connection with the quota share reinsurance agreement with Essent Guaranty, Essent Re has agreed to maintain a minimum total equity of $100 million. As of December 31, 2022, Essent Re had total equity of $1.5 billion.

At December 31, 2022, our insurance subsidiaries were in compliance with these rules, regulations and agreements.

Note 12. Income Taxes

For the year ended December 31, 2022, the statutory income tax rates of the countries where the Company does business are 21% in the United States and 0.0% in Bermuda. The statutory income tax rate of each country is applied against the taxable income from each country to calculate the income tax expense.

Income tax expense which is generated in the U.S. consists of the following components for the years ended December 31:

(In thousands)	2022	2021	2020
Current	$ 98,666	$ 56,509	$ 38,402
Deferred	58,168	84,022	38,653
Total income tax expense	$ 156,834	$ 140,531	$ 77,055

For the year ended December 31, 2022, pre-tax income attributable to Bermuda and U.S. operations was $282.5 million and $705.6 million, respectively, as compared to $217.3 million and $605.0 million, respectively, for the year ended December 31, 2021 and $129.3 million and $360.8 million, respectively, for the year ended December 31, 2020.

Income tax expense is different from that which would be obtained by applying the applicable statutory income tax rates to income before taxes by jurisdiction (i.e. U.S. 21%; Bermuda 0.0%). The reconciliation of the difference between income tax expense and the expected tax provision at the weighted average tax rate was as follows for the years ended December 31:

	2022		2021		2020	
($ in thousands)	$	% of pretax income	$	% of pretax income	$	% of pretax income
Tax provision at weighted average statutory rates	$148,176	15.0%	$127,046	15.5%	$ 75,763	15.5%
State taxes, net of federal benefit	6,306	0.6	11,295	1.4	—	0.0
Non-deductible expenses	4,041	0.4	3,652	0.4	2,482	0.5
Tax exempt interest, net of proration	(1,463)	(0.1)	(1,606)	(0.2)	(1,462)	(0.3)
Excess tax (benefit) deficit from stock-based compensation	75	0.0	61	—	(599)	(0.1)
Other	(301)	0.0	83	0.0	871	0.1
Total income tax expense	$156,834	15.9%	$140,531	17.1%	$ 77,055	15.7%

We provide deferred taxes to reflect the estimated future tax effects of the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax laws. The net deferred tax liability was comprised of the following at December 31:

(In thousands)	2022	2021
Deferred tax assets	$ 91,729	$ 29,100
Deferred tax liabilities	(448,539)	(402,754)
Net deferred tax liability	$ (356,810)	$ (373,654)

The components of the net deferred tax liability were as follows at December 31:

(In thousands)	2022	2021
Contingency reserves	$ (432,265)	$ (372,336)
Unrealized (gain) loss on investments	60,439	(14,573)
Unearned premium reserve	14,099	12,539
Investments in limited partnerships	(13,907)	(13,002)
Accrued expenses	6,257	6,076
Unearned ceding commissions	2,363	2,474
Change in fair market value of derivatives	2,377	1,827
Deferred policy acquisition costs	(2,152)	(2,642)
Nonvested shares	1,640	1,841
Start-up expenditures, net	1,233	880
Fixed assets	1,197	836
Impairments on available-for-sale investment securities	1,155	—
Loss reserves	965	2,622
Prepaid expenses	(156)	(123)
Loss reserves - TCJA transition adjustment	(59)	(78)
Organizational expenditures	4	5
Net deferred tax liability	$ (356,810)	$ (373,654)

As a mortgage guaranty insurer, we are eligible for a tax deduction, subject to certain limitations, under Section 832(e) of the Internal Revenue Code ("IRC") for amounts required by state law or regulation to be set aside in statutory contingency reserves. The deduction is allowed only to the extent that we purchase T&L Bonds in an amount equal to the tax benefit derived from deducting any portion of our statutory contingency reserves. During the year ended December 31, 2022, we had net purchases of T&L Bonds in the amount of $57.7 million and had net purchases of T&L Bonds in the amount of $58.2 million during the year ended December 31, 2021. As of December 31, 2022 and 2021, we held $418.5 million and $360.8 million of T&L Bonds, respectively.

In evaluating our ability to realize the benefit of our deferred tax assets, we consider the relevant impact of all available positive and negative evidence including our past operating results and our forecasts of future taxable income. For the year ended December 31, 2022, the Company had unrealized losses attributable to its available-for-sale investment securities that if sold would result in capital losses. Accordingly, management considered the ability and intent to hold such available-for-sale securities until recovery. At December 31, 2022 and 2021, after weighing all the evidence, management concluded that it was more likely than not that our ordinary and capital deferred tax assets would be realized.

Under current Bermuda law, the parent company, Essent Group, and its Bermuda subsidiary, Essent Re, are not required to pay any taxes on income and capital gains. In the event that there is a change such that these taxes are imposed, these companies would be exempted from any such tax until March of 2035 pursuant to the Bermuda Exempt Undertakings Tax Protection Act of 1966, and the Exempt Undertakings Tax Protection Amendment Act of 2011.

Essent Holdings and its subsidiaries are subject to income taxes imposed by U.S. law and file a U.S. Consolidated Income Tax Return. Should Essent Holdings pay a dividend to its parent company, Essent Irish Intermediate Holdings Limited, withholding taxes at a rate of 5% under the U.S./Ireland tax treaty would likely apply assuming the Company avails itself of Treaty benefits under the U.S./Ireland tax treaty. Absent treaty benefits, the withholding rate on outbound dividends would be 30%. Currently, however, no withholding taxes are accrued with respect to such unremitted earnings as management has no intention of remitting these earnings. Similarly, no foreign income taxes have been provided on the unremitted earnings of the Company's U.S. subsidiaries as management has neither the intention of remitting these earnings, nor would any Ireland tax be due, as any Irish tax would be expected to be fully offset by credit for taxes paid to the U.S. An estimate of the cumulative amount of U.S. earnings that would be subject to withholding tax, if distributed outside of the U.S., is approximately $3.4 billion. The associated withholding tax liability under the U.S./Ireland tax treaty would be approximately $169.7 million.

Essent is not subject to income taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations, or treaties which might require Essent to change the way it operates or becomes subject to taxation.

At December 31, 2022 and 2021, the Company had no unrecognized tax benefits. As of December 31, 2022, the U.S. federal income tax returns for the tax years 2018 through 2021 remain subject to examination. The Company has not recorded any uncertain tax positions as of December 31, 2022 or December 31, 2021.

Note 13. Earnings per Share (EPS)

The following table reconciles the net income and the weighted average common shares outstanding used in the computations of basic and diluted earnings per common share for the years ended December 31:

(In thousands, except per share amounts)	2022	2021	2020
Net income	$ 831,353	$ 681,783	$ 413,041
Basic weighted average shares outstanding	107,205	111,164	106,098
Dilutive effect of nonvested shares	448	391	278
Diluted weighted average shares outstanding	107,653	111,555	106,376
Basic earnings per share	$ 7.75	$ 6.13	$ 3.89
Diluted earnings per share	$ 7.72	$ 6.11	$ 3.88

There were 77,759, 186,020 and 324,813 antidilutive shares for the years ended December 31, 2022, 2021 and 2020, respectively.

Nonvested performance-based share awards are considered contingently issuable for purposes of the EPS calculation. The 2022 and 2021 performance-based share awards vest based upon our compounded annual book value per share growth percentage and relative total shareholder return during a three-year performance period. The performance-based share awards granted in years before 2021 vest based upon our compounded annual book value per share growth percentage during a three-year performance period. The following table summarizes the performance-based shares issuable if the reporting date was the end of the contingency period.

Reporting Date	2022 Performance-Based Grants		2021 Performance-Based Grants		2020 Performance-Based Grants	2019 Performance-Based Grants	2018 Performance-Based Grants
	Percent Issuable Relative to Target	As a Percent of Shares Issued	Percent Issuable Relative to Target	As a Percent of Shares Issued	Percent Issuable Relative to Target and Shares Issued		
December 31, 2022	131%	66%	100%	50%	100%		
December 31, 2021			100%	50%	100%	100%	
December 31, 2020					25%	100%	100%

Note 14. Accumulated Other Comprehensive Income (Loss)

The following table shows the rollforward of accumulated other comprehensive income (loss) for the year ended December 31:

(In thousands)	2022			2021		
	Before Tax	Tax Effect	Net of Tax	Before Tax	Tax Effect	Net of Tax
Balance at beginning of year	$ 65,280	$ (14,573)	$ 50,707	$ 168,324	$ (30,050)	$ 138,274
Other comprehensive income (loss):						
Unrealized holding (losses) gains on investments:						
Unrealized holding (losses) gains arising during the year	(521,682)	75,118	(446,564)	(94,986)	13,858	(81,128)
Less: Reclassification adjustment for losses (gains) included in net income (1) (2)	13,172	(105)	13,067	(8,058)	1,619	(6,439)
Net unrealized (losses) gains on investments	(508,510)	75,013	(433,497)	(103,044)	15,477	(87,567)
Other comprehensive (loss) gain	(508,510)	75,013	(433,497)	(103,044)	15,477	(87,567)
Balance at end of year	$(443,230)	$ 60,440	$(382,790)	$ 65,280	$ (14,573)	$ 50,707

_____

(1) Included in net realized investments gains on our consolidated statements of comprehensive income.
(2) 2021 Includes $7.6 million of income from other invested assets recognized in 2021 which was previously classified as accumulated other comprehensive income as of December 31, 2020.

Note 15. Fair Value of Financial Instruments

We carry certain of our financial instruments at fair value. We define fair value as the current amount that would be exchanged to sell an asset or transfer a liability, other than in a forced liquidation.

Fair Value Hierarchy

ASC No. 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The level within the fair value hierarchy to measure the financial instrument shall be determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

- Level 1—Quoted prices for identical instruments in active markets accessible at the measurement date.

- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and valuations in which all significant inputs are observable in active markets. Inputs are observable for substantially the full term of the financial instrument.

- Level 3—Valuations derived from one or more significant inputs that are unobservable.

Determination of Fair Value

When available, we generally use quoted market prices to determine fair value and classify the financial instrument in Level 1. In cases where quoted market prices for similar financial instruments are available, we utilize these inputs for valuation techniques and classify the financial instrument in Level 2. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flows, present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows and we classify the financial instrument in Level 3. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

We used the following methods and assumptions in estimating fair values of financial instruments:

- Investments available for sale—Investments available for sale are valued using quoted market prices in active markets, when available, and those investments are classified as Level 1 of the fair value hierarchy. Level 1 investments available for sale include investments such as U.S. Treasury securities and money market funds. Investments available for sale are classified as Level 2 of the fair value hierarchy if quoted market prices are not available and fair values are estimated using quoted prices of similar securities or recently executed transactions for the securities. U.S. agency securities, U.S. agency mortgage-backed securities, municipal debt securities, non-U.S. government securities, corporate debt securities, residential and commercial mortgage securities and asset-backed securities are classified as Level 2 investments.

  We use independent pricing sources to determine the fair value of securities available for sale in Level 1 and Level 2 of the fair value hierarchy. We use one primary pricing service to provide individual security pricing based on observable market data and receive one quote per security. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing service and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. U.S. agency securities, U.S. agency mortgage-backed securities, municipal debt securities, non-U.S. government securities, and corporate debt securities are valued by our primary vendor using recently executed transactions and proprietary models based on observable inputs, such as interest rate spreads, yield curves and credit risk. Residential and commercial mortgage securities and asset-backed securities are valued by our primary vendor using proprietary models based on observable inputs, such as interest rate spreads, prepayment speeds and credit risk. As part of our evaluation of investment prices provided by our primary pricing service, we obtained and reviewed their pricing methodologies which include a description of how each security type is evaluated and priced. We review the reasonableness of prices received from our primary pricing service by comparison to prices obtained from additional pricing sources. We have not made any adjustments to the prices obtained from our primary pricing service.

Assets and Liabilities Measured at Fair Value

All assets measured at fair value are categorized in the table below based upon the lowest level of significant input to the valuations. All fair value measurements at the reporting date were on a recurring basis.

December 31, 2022 (In thousands)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Recurring fair value measurements				
Financial Assets:				
U.S. Treasury securities	$ 556,438	$ —	$ —	$ 556,438
U.S. agency securities	—	49,058	—	49,058
U.S. agency mortgage-backed securities	—	783,743	—	783,743
Municipal debt securities	—	602,690	—	602,690
Non-U.S. government securities	—	62,399	—	62,399
Corporate debt securities	—	1,414,321	—	1,414,321
Residential and commercial mortgage securities	—	511,824	—	511,824
Asset-backed securities	—	624,561	—	624,561
Money market funds	136,591	—	—	136,591
Total assets at fair value (1) (2)	$ 693,029	$ 4,048,596	$ —	$ 4,741,625

December 31, 2021 (In thousands)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Recurring fair value measurements				
Financial Assets:				
U.S. Treasury securities	$ 448,793	$ —	$ —	$ 448,793
U.S. agency securities	—	5,504	—	5,504
U.S. agency mortgage-backed securities	—	1,008,863	—	1,008,863
Municipal debt securities	—	627,599	—	627,599
Non-U.S. government securities	—	79,743	—	79,743
Corporate debt securities	—	1,455,247	—	1,455,247
Residential and commercial mortgage securities	—	545,423	—	545,423
Asset-backed securities	—	581,703	—	581,703
Money market funds	210,012	—	—	210,012
Total assets at fair value (1)	$ 658,805	$ 4,304,082	$ —	$ 4,962,887

(1) Does not include the fair value of embedded derivatives, which we have accounted for separately as freestanding derivatives and included in other assets or other accrued liabilities in our consolidated balance sheet. See Note 5 for more information.

(2) Does not include certain other invested assets that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient, as applicable accounting standards do not provide for classification within the fair value hierarchy.

Note 16. Statutory Accounting

Our U.S. insurance subsidiaries prepare statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by their respective state's department of insurance, which is a comprehensive basis of accounting other than GAAP. We did not use any prescribed or permitted statutory accounting practices (individually or in the aggregate) that resulted in reported statutory surplus or capital that was significantly different from the statutory surplus or capital that would have been reported had National Association of Insurance Commissioners' statutory accounting practices been followed. The following table presents Essent Guaranty's and Essent PA's statutory net income, statutory surplus and contingency reserve liability as of and for the years ended December 31:

(In thousands)	2022	2021	2020
Essent Guaranty			
Statutory net income	$ 590,505	$ 497,652	$ 312,091
Statutory surplus	1,020,034	1,043,866	1,048,878
Contingency reserve liability	2,048,740	1,792,671	1,499,782
Essent PA			
Statutory net income	$ 859	$ 3,176	$ 4,560
Statutory surplus	52,609	56,136	54,354
Contingency reserve liability	56,744	57,384	56,032

Net income determined in accordance with statutory accounting practices differs from GAAP. In 2022 and 2021, the more significant differences between net income determined under statutory accounting practices and GAAP for Essent Guaranty and Essent PA relate to policy acquisition costs and income taxes. Under statutory accounting practices, policy acquisition costs are expensed as incurred while such costs are capitalized and amortized to expense over the life of the policy under GAAP. As discussed in Note 12, we are eligible for a tax deduction, subject to certain limitations for amounts required by state law or regulation to be set aside in statutory contingency reserves when we purchase T&L Bonds. Under statutory accounting practices, this deduction reduces the tax provision recorded by Essent Guaranty and Essent PA and, as a result, increases statutory net income and surplus as compared to net income and equity determined in accordance with GAAP.

At December 31, 2022 and 2021, the statutory capital of our U.S. insurance subsidiaries, which is defined as the total of statutory surplus and contingency reserves, was in excess of the statutory capital necessary to satisfy their regulatory requirements.

Effective December 31, 2015, Fannie Mae and Freddie Mac, at the direction of the Federal Housing Finance Agency, implemented new coordinated Private Mortgage Insurer Eligibility Requirements, which we refer to as the "PMIERs." The PMIERs represent the standards by which private mortgage insurers are eligible to provide mortgage insurance on loans owned or guaranteed by Fannie Mae and Freddie Mac. The PMIERs include financial strength requirements incorporating a risk-based framework that require approved insurers to have a sufficient level of liquid assets from which to pay claims. The PMIERs also include enhanced operational performance expectations and define remedial actions that apply should an approved insurer fail to comply with these requirements. In 2018, the GSEs released revised PMIERs framework ("PMIERs 2.0") which became effective on March 31, 2019. As of December 31, 2022, Essent Guaranty, our GSE-approved mortgage insurance company, was in compliance with PMIERs 2.0.

Statement of Statutory Accounting Principles No. 58, *Mortgage Guaranty Insurance,* requires mortgage insurers to establish a special contingency reserve for statutory accounting purposes included in total liabilities equal to 50% of earned premium for that year. During 2022, Essent Guaranty increased its contingency reserve by $256.1 million and Essent PA decreased its contingency reserve by $0.6 million. This reserve is required to be maintained for a period of 120 months to protect against the effects of adverse economic cycles. After 120 months, the reserve is released to unassigned funds. In the event an insurer's loss ratio in any calendar year exceeds 35%, however, the insurer may, after regulatory approval, release from its contingency reserves an amount equal to the excess portion of such losses. During the years ended December 31, 2022 and 2021, Essent Guaranty released contingency reserves of $19.4 million and $3.8 million, respectively, and Essent PA released contingency reserves of $1.5 million and less than $0.3 million, respectively, to unassigned funds upon completion of the 120 month holding period.

Under The Insurance Act 1978, as amended, and related regulations of Bermuda (the "Insurance Act"), Essent Re is required to annually prepare statutory financial statements and a statutory financial return in accordance with the financial reporting provisions of the Insurance Act, which is a basis other than GAAP. The Insurance Act also requires that Essent Re maintain minimum share capital of $1 million and must ensure that the value of its general business assets exceeds the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margins and enhanced capital requirement pertaining to its general business. At December 31, 2022 and 2021, all such requirements were met.

Essent Re's statutory capital and surplus was $1.5 billion and $1.3 billion as of December 31, 2022 and 2021, respectively, and statutory net income was $315.0 million and $228.9 million, respectively. Statutory capital and surplus and net income determined in accordance with statutory accounting practices were not significantly different than the amounts determined under GAAP.

Note 17. Capital Maintenance Agreement

Essent Guaranty has a capital maintenance agreement with Essent PA under which Essent Guaranty agreed to contribute funds, under specified conditions, to maintain Essent PA's risk-to-capital ratio at or below 25.0 to 1 in return for a surplus note. As of December 31, 2022, Essent PA's risk-to-capital ratio was 0.6:1 and there were no amounts outstanding related to this agreement.

Essent Group Ltd. and Subsidiaries

Schedule I—Summary of Investments—Other Than Investments in Related Parties

December 31, 2022

Type of Investment (In thousands)	Amortized Cost	Fair Value	Amount at which shown in the Balance Sheet
Fixed maturities:			
Bonds:			
United States Government and government agencies and authorities	$ 1,416,257	$ 1,273,844	$ 1,273,844
States, municipalities and political subdivisions	661,934	602,690	602,690
Residential and commercial mortgage securities	577,915	511,824	511,824
Asset-backed securities	660,345	624,561	624,561
Foreign government and agency securities	69,651	62,399	62,399
All other corporate bonds	1,546,472	1,414,280	1,414,280
Total fixed maturities	4,932,574	4,489,598	4,489,598
Short-term investments	252,282	252,027	252,027
Other invested assets	257,941	257,941	257,941
Total investments	$ 5,442,797	$ 4,999,566	$ 4,999,566

Essent Group Ltd. and Subsidiaries

Schedule II—Condensed Financial Information of Registrant

Condensed Balance Sheets

Parent Company Only

(In thousands)	December 31, 2022	December 31, 2021
Assets		
Investments		
Fixed maturities available for sale, at fair value (amortized cost: 2022 — $249,284; 2021 — $355,700)	$ 226,718	$ 356,592
Short-term investments available for sale, at fair value (amortized cost: 2022 — $67,783; 2021 — $162,610)	67,622	162,611
Total investments available for sale	294,340	519,203
Other invested assets	2,166	—
Cash	6,160	10,073
Due from affiliates	840	837
Investment in consolidated subsidiaries	4,577,128	4,123,426
Other assets	5,834	7,537
Total Assets	$ 4,886,468	$ 4,661,076
Liabilities and stockholders' equity		
Liabilities		
Due to affiliates	$ 752	$ 940
Credit facility borrowings (at carrying value, less unamortized deferred costs of $4,136 in 2022 and $5,177 in 2021)	420,864	419,823
Other accrued liabilities	2,543	4,199
Total liabilities	424,159	424,962
Commitments and contingencies		
Stockholders' Equity		
Common shares	1,615	1,641
Additional paid-in capital	1,350,377	1,428,952
Accumulated other comprehensive income	(382,790)	50,707
Retained earnings	3,493,107	2,754,814
Total stockholders' equity	4,462,309	4,236,114
Total liabilities and stockholders' equity	$ 4,886,468	$ 4,661,076

See accompanying supplementary notes to Parent Company condensed financial information and the consolidated financial statements and notes thereto.

Schedule II—Condensed Financial Information of Registrant

Condensed Statements of Comprehensive Income

Parent Company Only

	Year Ended December 31,		
(In thousands)	2022	2021	2020
Revenues:			
Net investment income	$ 6,433	$ 5,378	$ 1,181
Realized investment losses, net	(12,170)	(108)	(10)
Administrative service fees from subsidiaries	642	682	872
Total revenues	(5,095)	5,952	2,043
Expenses:			
Administrative service fees to subsidiaries	3,908	4,338	3,728
Other operating expenses	7,614	7,193	5,929
Interest expense	15,609	5,889	6,446
Total expenses	27,131	17,420	16,103
Loss before income taxes and equity in undistributed net income in subsidiaries	(32,226)	(11,468)	(14,060)
Loss before equity in undistributed net income of subsidiaries	(32,226)	(11,468)	(14,060)
Equity in undistributed net income of subsidiaries	863,579	693,251	427,101
Net income	$ 831,353	$ 681,783	$ 413,041
Other comprehensive income (loss):			
Change in unrealized (depreciation) appreciation of investments, net of tax (benefit) expense of $(75,013) in 2022, $(15,477) in 2021 and $16,836 in 2020	(433,497)	(87,567)	82,087
Total other comprehensive (loss) income	(433,497)	(87,567)	82,087
Comprehensive income	$ 397,856	$ 594,216	$ 495,128

See accompanying supplementary notes to Parent Company condensed
financial information and the consolidated financial statements and notes thereto.

Schedule II—Condensed Financial Information of Registrant

Condensed Statements of Cash Flows

Parent Company Only

		Year Ended December 31,				
(In thousands)		2022		2021		2020
Operating Activities						
Net income	$	831,353	$	681,783	$	413,041
Adjustments to reconcile net income to net cash provided by operating activities:						
Equity in net income of subsidiaries		(863,579)		(693,251)		(427,101)
Loss on the sale of investments, net		12,170		108		10
Stock-based compensation expense		927		917		935
Amortization of premium on investment securities		800		1,438		435
Changes in assets and liabilities:						
Other assets		1,775		312		(319)
Other accrued liabilities		19,232		21,447		18,208
Net cash provided by operating activities		2,678		12,754		5,209
Investing Activities						
Net change in short-term investments		94,988		189,804		(255,884)
Investments in subsidiaries		—		—		—
Purchase of investments available for sale		(157,468)		(273,747)		(205,668)
Proceeds from maturities and paydowns of investments available for sale		81,351		18,384		838
Proceeds from sales of investments available for sale		164,733		101,618		3,386
Net cash provided by (used in) investing activities		183,604		36,059		(457,328)
Financing Activities						
Issuance of common shares, net of costs		—		—		439,962
Credit facility borrowings		—		200,000		200,000
Credit facility repayments		—		—		(100,000)
Treasury stock acquired		(97,914)		(163,855)		(6,354)
Payment of issuance costs for credit facility		(154)		(5,849)		(5,236)
Dividends paid		(92,128)		(77,724)		(69,410)
Net cash (used in) provided by financing activities		(190,196)		(47,428)		458,962
Net increase (decrease) in cash		(3,914)		1,385		6,843
Cash at beginning of year		10,073		8,688		1,845
Cash at end of year	$	6,159	$	10,073	$	8,688
Supplemental Disclosure of Cash Flow Information						
Interest payments	$	(13,595)	$	(4,792)	$	(5,714)
Noncash Transactions						
Repayment of borrowings with term loan proceeds	$	—	$	(225,000)	$	(225,000)

See accompanying supplementary notes to Parent Company condensed
financial information and the consolidated financial statements and notes thereto.

Essent Group Ltd. and Subsidiaries

Schedule II—Condensed Financial Information of Registrant

Parent Company Only

Supplementary Notes

Note A

The accompanying Parent Company financial statements should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements. These financial statements have been prepared on the same basis and using the same accounting policies as described in the consolidated financial statements included herein, except that the Parent Company uses the equity method of accounting for its majority-owned subsidiaries.

Note B

Under the insurance laws of the Commonwealth of Pennsylvania, the insurance subsidiaries may pay dividends during any 12-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. The Pennsylvania statute also requires that dividends and other distributions be paid out of positive unassigned surplus without prior approval. As of December 31, 2022, Essent Guaranty had unassigned surplus of approximately $314.7 million. Essent PA had unassigned surplus of approximately $13.6 million as of December 31, 2022. As of January 1, 2023, Essent Guaranty has dividend capacity of $314.7 million and Essent PA has dividend capacity of $5.3 million.

During the years ended December 31, 2022 and 2021, the Parent Company did not receive any dividends from its subsidiaries. During the year ended December 31, 2020, the Parent Company received dividends from Essent Re totaling $55.0 million.

Essent Group Ltd. and Subsidiaries

Schedule IV—Reinsurance

Insurance Premiums Earned

Years Ended December 31, 2022, 2021 and 2020

($ in thousands)	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Assumed Premiums as a Percentage of Net Premiums
2022	950,200	(107,673)	—	842,527	0.0 %
2021	983,457	(110,914)	—	872,543	0.0 %
2020	951,302	(88,738)	—	862,564	0.0 %

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2022, the end of the period covered by this Annual Report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2022. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2022, the Company maintained effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

During our most recent fiscal quarter, there has not been any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated herein by reference to our definitive proxy statement to be filed with respect to our 2023 Annual General Meeting of Shareholders.

ITEM 11.   EXECUTIVE COMPENSATION

Incorporated herein by reference to our definitive proxy statement to be filed with respect to our 2023 Annual General Meeting of Shareholders.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference to our definitive proxy statement to be filed with respect to our 2023 Annual General Meeting of Shareholders.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference to our definitive proxy statement to be filed with respect to our 2023 Annual General Meeting of Shareholders.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated herein by reference to our definitive proxy statement to be filed with respect to our 2023 Annual General Meeting of Shareholders.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report:

1.   Financial Statements.   See the "Index to Financial Statements—Consolidated Financial Statements" included in Item 8 of Part II of this Annual Report for a list of the financial statements filed as a part of this Annual Report.

2.   Financial Statements Schedules.   See the "Index to Financial Statements—Financial Statement Schedules" included in Item 8 of Part II of this Annual Report for a list of the financial statements filed as a part of this Annual Report.

3.   Exhibits.

Exhibit No.	Description
3.1	Memorandum of Association (incorporated herein by reference to Exhibit 3.1 of the Registration Statement on Form S-1 (File No. 333-191193) filed on September 16, 2013)
3.2	Certificate of Deposit of Memorandum of Increase of Share Capital, dated as of February 18, 2009 (incorporated herein by reference to Exhibit 3.2 of the Registration Statement on Form S-1 (File No. 333-191193) filed on September 16, 2013)
3.2.1	Certificate of Deposit of Memorandum of Increase of Share Capital, dated as of October 3, 2013 (incorporated herein by reference to Exhibit 3.2.1 of Amendment No.3 to the Registration Statement on Form S-1 (File No. 333-191193) filed on October 21, 2013)
3.3	Amended and Restated Bye-laws (incorporated herein by reference to Exhibit 3.3 of the Form 10-K (File No. 001-36157) filed on March 10, 2014)
4.1	Form of Common Share Certificate (incorporated herein by reference to Exhibit 4.1 of Amendment No.3 to the Registration Statement on Form S-1 (File No. 333-191193) filed on October 21, 2013)
4.2	Third Amended and Restated Registration Rights Agreement, dated as of November 11, 2014, among Essent Group Ltd. and the shareholders party thereto (incorporated herein by reference to Exhibit 4.1 of the Form 10-Q (File No. 001-36157) filed on November 14, 2014)

4.3	*	Description of Securities
10.1		Asset Purchase Agreement, dated as of October 7, 2009, between Essent Guaranty, Inc. and Triad Guaranty Insurance Corporation (incorporated herein by reference to Exhibit 10.4 of the Registration Statement on Form S-1 (File No. 333-191193) filed on September 16, 2013)
10.2	†	Leadership Bonus Program (incorporated herein by reference to Exhibit 10.8 of the Annual Report on Form 10-K (File No. 001-36157) filed on February 29, 2016)
10.3	†	2013 Long-Term Incentive Plan (incorporated herein by reference to Appendix B to the Company's Definitive Proxy Statement on Schedule 14A (File No. 333-191193) filed on April 3, 2017)
10.4	†	Form of Time-Based Restricted Share Agreement (incorporated herein by reference to Exhibit 10.11 of Amendment No.1 to the Registration Statement on Form S-1 (File No. 333-191193) filed on September 26, 2013)
10.5	†	Form of Performance-Based Restricted Share Agreement (incorporated herein by reference to Exhibit 10.11 of the Annual Report on Form 10-K (File No. 001-36157) filed on February 27, 2015)
10.6	†	Form of Performance-Based Restricted Share Agreement (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q (File No. 001-36157) filed on May 6, 2019)
10.7	†	Form of Performance-Based Restricted Share Agreement (incorporated herein by reference to Exhibit 10.7 of the Annual Report on Form 10-K (File No. 001-36157) filed on February 26, 2021)
10.8	†	Annual Incentive Plan (incorporated herein by reference to Exhibit 10.13 of Amendment No.1 to the Registration Statement on Form S-1 (File No. 333-191193) filed on September 26, 2013)
10.9	†	Employment Agreement, dated as of September 25, 2013, by and between Essent US Holdings, Inc. and Mark Casale (incorporated herein by reference to Exhibit 10.14 of Amendment No.2 to the Registration Statement on Form S-1 (File No. 333-191193) filed on October 4, 2013)
10.10	†	Employment Agreement, dated as of September 26, 2013, by and between Essent US Holdings, Inc. and Vijay Bhasin (incorporated herein by reference to Exhibit 10.16 of Amendment No.2 to the Registration Statement on Form S-1 (File No. 333-191193) filed on October 4, 2013)
10.11	†	Employment Agreement, dated as of September 26, 2013, by and between Essent US Holdings, Inc. and Lawrence E. McAlee (incorporated herein by reference to Exhibit 10.16 of the Annual Report on Form 10-K (File No. 001-36157) filed on February 27, 2015)
10.12	†	Employment Agreement, dated as of September 26, 2013, by and between Essent US Holdings, Inc. and Mary Lourdes Gibbons (incorporated herein by reference to Exhibit 10.17 of the Annual Report on Form 10-K (File No. 001-36157) filed on February 27, 2015)
10.13	†	Employment Agreement, dated as of September 26, 2013, by and between Essent Guaranty, Inc. and Jeff Cashmer (incorporated herein by reference to Exhibit 10.19 of the Annual Report on Form 10-K (File No. 001-36157) filed on February 16, 2017)
10.14	†	Employment Agreement, dated as of September 26, 2013, by and between Essent Guaranty, Inc. and Christopher G. Curran (incorporated herein by reference to Exhibit 10.13 of the Annual Report on Form 10-K (File No. 001-36157) filed on February 19, 2019)
10.15	†	Form of Director and Officer Indemnification Agreement (incorporated herein by reference to Exhibit 10.17 of the Registration Statement on Form S-1 (File No. 333-191193) filed on September 16, 2013)
10.16	†	Section 409A Specified Employee Policy (incorporated herein by reference to Exhibit 10.18 of Amendment No.2 to the Registration Statement on Form S-1 (File No. 333-191193) filed on October 4, 2013)
10.17		Third Amended and Restated Credit Agreement, dated as of December 10, 2021, by and among Essent Group Ltd., Essent Irish Intermediate Holdings Limited and Essent US Holdings, Inc., as borrowers, the several banks and other financial institutions or entities from time to time parties to this agreement, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference herein to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-36157) filed on December 14, 2021)
10.18	*	Amendment No. 1 to Third Amended and Restated Credit Agreement, dated as of November 21, 2022, by and among Essent Group Ltd., Essent Irish Intermediate Holdings Limited and Essent US Holdings, Inc., as borrowers, the several banks and other financial institutions or entities from time to time parties to this agreement, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent
10.19	†	Letter Agreement between Essent Guaranty, Inc. and Jeff R. Cashmer dated September 13, 2021 (incorporated by reference herein to Exhibit 10.1 of the Quarterly Report on Form 10-Q (File No. 001-36157) filed on November 5, 2021)
10.20	†	Letter Agreement between Essent US Holdings, Inc. and Lawrence E. McAlee dated June 28, 2022 (incorporated by reference herein to Exhibit 10.1 of the Quarterly Report on Form 10-Q (File No. 001-36157) filed on August 8, 2022)
21.1	*	List of Subsidiaries
23.1	*	Consent of PricewaterhouseCoopers LLP
31.1	*	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	*	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	*	XBRL Taxonomy Extension Schema Document
101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document
104		Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

—————————

†   Management contract or compensatory plan or arrangement.

*   Filed herewith

ITEM 16.   FORM 10-K SUMMARY

None

SIGNATURES

Under the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report was signed on behalf of the Registrant by the authorized person named below in Radnor, Pennsylvania on the 17th day of February, 2023.


ESSENT GROUP LTD.

By: /s/ MARK A. CASALE

Name:	Mark A. Casale
Title:	*Chairman of the Board of Directors, Chief Executive Officer and President*


_____

Under the requirements of the Securities Exchange Act of 1934, this report was signed by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ MARK A. CASALE Mark A. Casale	Chairman of the Board of Directors, Chief Executive Officer and President	February 17, 2023
/s/ DAVID B. WEINSTOCK David B. Weinstock	Vice President, Chief Accounting Officer and Interim Chief Financial Officer	February 17, 2023
/s/ ADITYA DUTT Aditya Dutt	Director	February 17, 2023
/s/ ROBERT GLANVILLE Robert Glanville	Director	February 17, 2023
/s/ ANGELA HEISE Angela Heise	Director	February 17, 2023
/s/ ANU KARNA Anu Karna	Director	February 17, 2023
/s/ ROY J. KASMAR Roy J. Kasmar	Director	February 17, 2023
/s/ ALLAN LEVINE Allan Levine	Director	February 17, 2023
/s/ DOUGLAS J. PAULS Douglas J. Pauls	Director	February 17, 2023
/s/ WILLIAM SPIEGEL William Spiegel	Director	February 17, 2023

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)


Mark A. Casale


Christopher G. Curran


Vijay Bhasin


Wei Ding


Mary Lourdes Gibbons


Theodore Gray


William P. Higgins


William D. Kaiser


David B. Weinstock


Paul Wollmann

EXECUTIVE OFFICERS

Mark A. Casale
Chairman and
Chief Executive Officer

Christopher G. Curran
President,
Essent Guaranty, Inc.

Vijay Bhasin
Senior Vice President,
Chief Risk Officer

Wei Ding
Senior Vice President,
Corporate Development

Mary Lourdes Gibbons
Senior Vice President,
Chief Legal Officer

Theodore Gray
Senior Vice President,
Chief Information Officer

William P. Higgins
Senior Vice President,
Strategic Initiatives

William D. Kaiser
Senior Vice President,
Chief Operations Officer

David B. Weinstock
Senior Vice President,
Chief Financial Officer

Paul Wollmann
President and Chief Underwriting Officer,
Essent Reinsurance Ltd.

BOARD OF DIRECTORS

Mark A. Casale
Chairman and Chief Executive Officer,
Essent Group Ltd.

Henna (Anu) Karna
Global General Manager,
Google (Alphabet Inc.)

Aditya Dutt
Partner and President,
Aeolus Capital Management, Ltd.

Robert Glanville
Managing Member,
REG Consulting LLC

Angela Heise
Corporate Vice President, Worldwide Public Sector,
Microsoft Corporation

Roy J. Kasmar
President,
Kazmar Co. LLC

Allan Levine
Chairman and Chief Executive Officer,
Global Atlantic Financial Group

Douglas J. Pauls
Retired Chief Financial Officer,
BankUnited, Inc.

William Spiegel
Executive Chairman,
R&Q Insurance Holdings

ESNT
LISTED
NYSE®

CORPORATE OFFICES

Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTANT**

PricewaterhouseCoopers LLP
2001 Market Street, Suite 1800
Philadelphia, PA 19103

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219



NYSE: ESNT | essentgroup.com